VANGOLD

VANGOLD RESOURCES LTD. **TSX-V-VAN**

October 1, 2004

VIA COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street N.W.
Mail Stop 3-2
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

**Re: Vangold Resources Ltd. (formerly Paccom Ventures Inc.)
Reactivation of Submission Under Rule 12g3-2(b)
82-2891**

In accordance with Rule 12g3-2(b), we have enclosed the following information for Vangold Resources Ltd.:

(a) documentation required to be made public pursuant to the laws of British Columbia;

(b) documentation filed or required to be filed with the TSX Venture Exchange ("TSX-V") and

(c) documentation distributed or required to be distributed by Vangold to its shareholders.

Copies of the following documents are attached hereto in accordance with the following table:

A. Documents made public pursuant to the ***Business Corporations Act*** and filed with the Registrar of Companies, 940 Blanshard Street, Victoria, BC, V8W 3E6

1. Certificate of Change of Name from Paccom Ventures Inc. to Vangold Resources Ltd.;
2. Special Resolution (Form 19) authorizing change of name;

dlw 10/20

3. Director's Resolution (Form 18) Altering Memorandum;
4. Special Resolution (Form 19) Altering the Articles of the Vangold Resources Ltd.;
5. Transition Application (Form 43) dated May 28, 2004;
6. Notice of Articles dated May 28, 2004;
7. Notice of Directors (Form 10) dated June 20, 2002;
8. Annual Report (Form 16) dated August 11, 2002
9. Annual Report (Form 16) dated August 11, 2003;
10. Notice of Directors (Form 10) dated April 19, 2004;
11. Notice of Change of Address (Form 2) dated September 15, 2004; and
12. Annual Report (Form 16) dated August 11, 2004.

B. Annual and Extraordinary Shareholder Meetings

1. Notice, Information Circular, Proxy and President's Report for Annual and Special General Meeting held June 15, 2004;

C. Financial Statements

1. Interim Financial Statements for six months ended June 2003/2002.
2. Interim Financial Statements for nine months ended September 30, 2003/2002.
3. Financial Statements for the year ended December 31, 2003/2002;
4. Interim Financial Statements for the three months ended March 31, 2003/2004;
5. Interim Financial Statements for the six months ended June 30, 2003/2004;

D. News Releases

All news releases of the Company are included from July 9, 2003 to the date of this submission.

E. Other Information

1. CUSIP No. 92202C 10 6

3. The Company's shares trade on the TSX Venture Exchange and the OTCBB.

4. The Company's trading symbol is V-VAN.

If you have any questions or concerns please do not hesitate to contact the undersigned.

Yours truly,

VANGOLD RESOURCES LTD.

Per:

ALISHA CARTER
Corporate Administrator

Enclosures

BRITISH COLUMBIA

NUMBER: **178889**

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

PACCOM VENTURES INC.

has this day changed its name to

VANGOLD RESOURCES LTD.

Issued *under my hand at Victoria, British Columbia on August 29, 2003*

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

FORM 19

(Section 348)

COMPANY ACT

SPECIAL RESOLUTION

Certificate of Incorporation No. **178889**

The following special resolution was passed by the undermentioned company on the date stated:

Name of Company **PACCOM VENTURES INC.**

Date resolution passed **June 12, 2003**

Resolution:

1. Resolved as a special resolution that the name be changed from Paccom Ventures Inc. to Vangold Resources Ltd.
2. Resolved as a special resolution that the memorandum of the Company be altered so that it shall be in the form set out in Schedule "A" as attached hereto.

Certified a true copy this 31st day of July, 2003.

(Signature) ____________________

(Relationship to company) Director

SCHEDULE "A"

COMPANY ACT

(R.S.B.C. CHAPTER 62)

ALTERED MEMORANDUM

OF

VANGOLD RESOURCES LTD.

(As altered by a Special Resolution passed June 12, 2003)

I wish to be formed into a company with limited liability under the *Company Act* in pursuance of this Memorandum.

1. The name of the Company is Vangold Resources Ltd.

2. The authorized capital of the company consists of 99,987,500 common shares without par value.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Transition Application

Form 43
BUSINESS CORPORATIONS ACT
Section 437

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

J S Powell
May 28, 2004

FILING DETAILS:	*Transition Application for:* **VANGOLD RESOURCES LTD.**
Filed Date and Time :	**May 28, 2004 04:08 PM Pacific Time**
Transition Date and Time:	**Transitioned on May 28, 2004 04:08 PM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
BC0178889

Name of Company:
VANGOLD RESOURCES LTD.

NOTICE OF ARTICLES

Name of Company:

VANGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

Delivery Address:
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

Delivery Address:
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
BRYNELSEN, DAL

Mailing Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Delivery Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Last Name, First Name Middle Name:
GOLDSMITH, LOCKE

Mailing Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Delivery Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Last Name, First Name Middle Name:
MUZYLOWSKI, MIKE

Mailing Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Delivery Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
MCNEIL, PETER A.

Mailing Address:
1380 LA GRANGE ROAD
STONEVILLE 6081
AUSTRALIA

Delivery Address:
1380 LA GRANGE ROAD
STONEVILLE 6081
AUSTRALIA

Last Name, First Name Middle Name:
MACKEY, JOHN MICHAEL

Mailing Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Delivery Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Last Name, First Name Middle Name:
FOWLDS, HENRY M (name corrected, formerly FOWLDS, HENDRY M)

Mailing Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N 1Y2

Delivery Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N 1Y2

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 99,987,500	COMMON Shares	Without Par Value
		Without Special Rights or Restrictions attached

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
May 28, 2004

This Notice of Articles was issued by the Registrar on: May 28, 2004 04:08 PM Pacific Time

Incorporation Number: **BC0178889**

Recognition Date: Incorporated on August 11, 1978

NOTICE OF ARTICLES

Name of Company:

VANGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

Delivery Address:
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

Delivery Address:
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

DIRECTOR INFORMATION

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
BRYNELSEN, DAL

Mailing Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Delivery Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Last Name, First Name Middle Name:
GOLDSMITH, LOCKE

Mailing Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Delivery Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Last Name, First Name Middle Name:
MUZYLOWSKI, MIKE

Mailing Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Delivery Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Last Name, First Name Middle Name:
MCNEIL, PETER A.

Mailing Address:
1380 LA GRANGE ROAD
STONEVILLE 6081
AUSTRALIA

Delivery Address:
1380 LA GRANGE ROAD
STONEVILLE 6081
AUSTRALIA

Last Name, First Name Middle Name:
MACKEY, JOHN MICHAEL

Mailing Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Delivery Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
FOWLDS , HENRY M (name corrected, formerly FOWLDS , HENDRY M)

Mailing Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N 1Y2

Delivery Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N 1Y2

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,987,500	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

NOTICE OF ARTICLES

A NAME OF COMPANY

Set out the name of the company. The name must be the name that the company had immediately before the time of this filing.

VANGOLD RESOURCES LTD.

B TRANSLATION OF NAME

Set out every translation of the company name that the company intends to use outside of Canada, or if none, enter "not applicable".

N/A

C DIRECTOR NAME(S) AND ADDRESS(ES) – SEE ATTACHED SCHEDULE "A"

Set out the name and prescribed address of each individual who was, immediately before the time of this filing, a director of the company. A prescribed address for a director is the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9 a.m. and 4 p.m. on business days. If there is no office at which the individual can usually be served with records during these hours, enter the delivery address and mailing address, if different, of the individual's residence. Before this form can be filed, the company must ensure that immediately before the transition application is submitted to the registrar for filing, the information in the corporate register respecting the directors of the company is correct. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
LAST NAME	FIRST NAME	MIDDLE NAME	
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE
MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

D REGISTERED OFFICE ADDRESSES

Set out the delivery and mailing addresses of the office that was the registered office of the company immediately before the time of this filing.

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
#1020, MONTREAL TRUST COMPANY, 510 BURRARD STREET, VANCOUVER	BC	V6C 3A8
MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE	**PROVINCE**	**POSTAL CODE**
- SAME -	BC	

SCHEDULE "A"

LIST OF DIRECTOR NAMES AND ADDRESSES

✓ Dal Brynelsen – President, CEO and Director
5865 Marine Drive
West Vancouver, B.C.
V7W 2S1

✓ Henry Martyn Fowlds – Vice President, Secretary and Director
10871 Sunshine Coast Highway
Halfmoon, Bay, B.C.
V0N 1Y2

✓ Locke Goldsmith – Director
301-1855 Balsam Street
Vancouver, B.C.
V6K 3M3

✓ Mike Muzylowski – Char and Director
7225 Hudson Street
Vancouver, B.C.
V6P 4K9

?. John Michael Mackey - Director
2084 Western Parkway Street
Vancouver, B.C.
V6T 1V5

?. Peter A. McNeil - Director
1380 La Grange Road
Stonevill, W.A. 6081
Autralia

E RECORDS OFFICE ADDRESSES

Set out the delivery and mailing addresses of the office that was the records office of the company immediately before the time of this filing.

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE

	PROVINCE	POSTAL CODE
#1020, MONTREAL TRUST COMPANY, 510 BURRARD STREET, VANCOUVER	BC	V6C 3A8

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE

	PROVINCE	POSTAL CODE
- SAME -	BC	

F PRE-EXISTING COMPANY PROVISIONS (refer to Part 17 and Table 3 of the Regulation under the *Business Corporations Act*)

[✓] Pre-existing Company Provisions apply to this company.

G AUTHORIZED SHARE STRUCTURE

Set out the authorized share structure of the company. The information set out must reflect the information that was contained in the company's memorandum or articles immediately before the time of this filing. Attach an additional sheet if more space is required.

For each class or series of shares please re-state the information contained in the company's memorandum or articles.

- The identifying name of each class or series of its shares.
- The maximum number of shares of the class or series of shares that the company is authorized to issue.
- The kind of shares of the class or series of shares – state whether the shares are without par value or with par value – if with par value, state the amount of the par value, in Canadian dollars.
- Whether or not there are special rights or restrictions attached to the shares of the class or series of shares.

	Maximum number of shares of this class or series of shares that the company is authorized to issue	Kind of shares of this class or series of shares.			Are there special rights or restrictions attached to the shares of this class or series of shares?	
Identifying name of class or series of shares	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (✓)	WITH A PAR VALUE OF ($)	TYPE OF CURRENCY	YES (✓)	NO (✓)
COMMON SHARES	99,987,500	✓		CAD		✓
				CAD		
				CAD		
				CAD		
				CAD		
				CAD		
				CAD		
				CAD		

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

TRANSITION APPLICATION

FORM 43 – BC COMPANY

Section 437 *Business Corporations Act*

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

178889

A INCORPORATION NUMBER OF COMPANY

VANGOLD RESOURCES LTD.

B NAME OF COMPANY

Enter the name of the company applying for transition.

C CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
DAL S. BRYNELSEN	X [signature]	2004/05/10

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section127

Filed Date and Time: **May 17, 2004 11:29 AM Pacific Time**

Incorporation Number:
BC0178889

Name of Company:
VANGOLD RESOURCES LTD.

Date of Change of Directors
June 20, 2002

New Director(s)

Last Name, First Name Middle Name:
MACKEY, JOHN MICHAEL

Mailing Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Delivery Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Director(s) as at June 20, 2002

Last Name, First Name Middle Name:
BRYNELSEN, DAL

Mailing Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Delivery Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Director(s) as at June 20, 2002

Last Name, First Name Middle Name:
FOWLDS, HENDRY M

Mailing Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N1Y2

Delivery Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N1Y2

Last Name, First Name Middle Name:
GOLDSMITH, LOCKE

Mailing Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Delivery Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Last Name, First Name Middle Name:
MUZYLOWSKI, MIKE

Mailing Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Delivery Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Last Name, First Name Middle Name:
MACKEY, JOHN MICHAEL

Mailing Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Delivery Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Ministry of Finance
Corporate and Personal
Property Registries

2nd Floor – 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions.
See instructions on reverse.

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

FILING FEE: $35

Try our new electronic filing service!
Visit www.cr.bconline.com
A BC Online service fee of $1.61 applies

PACCOM VENTURES INC.
SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC V6C 3A8

C ACCESS CODE
22261320

D CERTIFICATE OF INCORPORATION NUMBER
178889

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1978 AUGUST 11

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 AUGUST 11

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BRYNELSEN,	DAL	5865 MARINE DR WEST VANCOUVER, B.C.	V7W2S1
FOWLDS,	HENDRY M	10871 SUNSHINE COAST HWY HALF MOON BAY BC	V0N1Y2
GOLDSMITH,	LOCKE	301 1855 BALSAM STREET VANCOUVER BC	V6K3M3
MUZYLOWSKI,	MIKE	7225 HUDSON STREET VANCOUVER BC	V6P4K9

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BRYNELSEN, PRESIDENT, CEO	DAL	5865 MARINE DR WEST VANCOUVER, B.C.	V7W2S1

Note: Please sign and date on last page

[redacted]

Corporate and Personal Property Registries
Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
178889

PACCOM VENTURES INC.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BRYNELSEN, SECRETARY	DENISE	5424 MARINE DR WEST VANCOUVER BC	V7W2R2
MUZYLOWSKI, CHAIR	MIKE	7225 HUDSON STREET VANCOUVER BC	V6P4K9

K CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a Current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED

YY	MM	DD
02	08	02

Annual Report (B.C.) ? Overview

Confirmation

The company's Annual Report has been filed. **Please use your browser's Print function to print a copy of this page for your Records**. The information on this receipt will be required should you need to contact the BC OnLine Help Desk regarding your payment.

Select "Print Preview" to see a filed copy of the Annual Report that you can save or print for your records. Print Preview

Form Filed:	**Annual Report for the period ending August 11, 2002**
B.C. Company Number:	BC0178889
Company Name:	PACCOM VENTURES INC.
Date of Filing:	September 26, 2002

Annual Report Filing Fee:	$35.00	Method Of Payment:	BC OnLine Deposit Account
Service Charge:	1.50		
Subtotal:	$36.50	Account Number:	996434
GST (on service charge):	0.11		
Total:	$36.61		
GST Number:	871743571		
		Folio Number:	

File another Annual Report

BRITISH COLUMBIA	**Ministry of Finance** Corporate and Personal Property Registries www.fin.gov.bc.ca/registries	2nd Floor – 940 Blanshard Street, Po Box 9431 Stn Prov Govt Victoria, BC V8W 9V3 Telephone: (250) 356-8626 Hours: 8:30-4:30 Monday to Friday	**ANNUAL REPORT** FORM 16 Sections 333 and 334 *COMPANY ACT* **Filing Fee $35.00** Page 1 of 1

A FULL NAME OF COMPANY

PACCOM VENTURES INC.

C CERTIFICATE OF INCORPORATION NUMBER

178889

B REGISTERED OFFICE ADDRESS

SUITE 1020, Montreal Trust Company
VANCOUVER, BC
V6C 3A8

D DATE OF INCORPORATION, AMAGAMATION, OR CONTINUATION

AUGUST 11, 1978

E IS THIS A REPORTING COMPANY?

YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)

AUGUST 11, 2003

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I **DIRECTORS** – List all directors' names and addresses

LAST NAME	FIRST & INITIALS	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
SEE ATTACHED SCHEDULE "A"			

J **OFFICERS** – List all officers' names, addresses and titles

PRESIDENT			
SECRETARY			

K **CERTIFIED CORRECT** – I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

[signature]

DATE SIGNED

Y		M		D	
0	3	1	0	3	1

FIN 718/H Rev. 96/5/14 (Prescribed)

SCHEDULE "A"

LIST OF DIRECTORS AND OFFICERS

Dal Brynelsen – Director, President and CEO
5865 Marine Drive
West Vancouver, B.C.
V7W 2S1

Hendry M. Fowlds - Director
10871 Sunshine Coast Highway
Half Moon Bay, B.C.
V0N 1Y2

Locke Goldsmith - Director
301 1855 Balsam Street
Vancouver, B.C.
V6K 3M3

Mike Muzylowski – Director and Chair
7225 Hudson Street
Vancouver, B.C.
V6P 4K9

Denise Brynelsen – Secretary
5424 Marine Drive
West Vancouver, B.C.
V7W 2R2

As @ November 7, 2003

Denise Brynelson Resigned as Secretary -

Martyn Fowlds - Appointed Secretary

Effective Nov 7 2003.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.fin.gov.bc.ca/registries

ANNUAL REPORT
(Form 16)

Incorporation Number:
BC0178889

Filed and Registered on October 31, 2003

Company Name:
PACCOM VENTURES INC.

Registered Office Address:

SUITE 1020, MONTREAL TRUST COMPANY
510 BURRARD STREET
VANCOUVER BC
V6C3A8

Date of Incorporation, Amalgamation or Continuation:
August 11, 1978

Date of Annual Report:
August 11, 2003

This Company is a Reporting Company under the Company Act

Directors and Officers

Name	Residential Address & Postal Code
BRYNELSEN, DAL	5865 MARINE DR WEST VANCOUVER, B.C. , V7W 2S1
Director: Yes **Officer:** Yes	**Title:** PRESIDENT, CEO
BRYNELSEN, DENISE	5424 MARINE DR WEST VANCOUVER BC , V7W 2R2
Director: No **Officer:** Yes	**Title:** SECRETARY
FOWLDS, HENDRY M	10871 SUNSHINE COAST HWY HALF MOON BAY BC , V0N 1Y2
Director: Yes **Officer:** No	
GOLDSMITH, LOCKE	301 1855 BALSAM STREET VANCOUVER BC , V6K 3M3
Director: Yes **Officer:** No	
MUZYLOWSKI, MIKE	7225 HUDSON STREET VANCOUVER BC , V6P 4K9
Director: Yes **Officer:** Yes	**Title:** CHAIR

End of Annual Report

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10

BUSINESS CORPORATIONS ACT

Section127

Filed Date and Time: **May 27, 2004 04:24 PM Pacific Time**

Incorporation Number:
BC0178889

Name of Company:
VANGOLD RESOURCES LTD.

Date of Change of Directors
April 19, 2004

New Director(s)

Last Name, First Name Middle Name:
MCNEIL, PETER A.

Mailing Address:
1380 LA GRANGE ROAD
STONEVILLE 6081
AUSTRALIA

Delivery Address:
1380 LA GRANGE ROAD
STONEVILLE 6081
AUSTRALIA

Director(s) as at April 19, 2004

Last Name, First Name Middle Name:
BRYNELSEN, DAL

Mailing Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Delivery Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Last Name, First Name Middle Name:
FOWLDS, HENDRY M

Mailing Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N1Y2

Delivery Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N1Y2

Last Name, First Name Middle Name:
GOLDSMITH, LOCKE

Mailing Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Delivery Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Last Name, First Name Middle Name:
MUZYLOWSKI, MIKE

Mailing Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Delivery Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Last Name, First Name Middle Name:
MACKEY, JOHN MICHAEL

Mailing Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Delivery Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5

Director(s) as at April 19, 2004

Last Name, First Name Middle Name:
MCNEIL, PETER A.

Mailing Address:
1380 LA GRANGE ROAD
STONEVILLE 6081
AUSTRALIA

Delivery Address:
1380 LA GRANGE ROAD
STONEVILLE 6081
AUSTRALIA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

NOTICE OF CHANGE OF ADDRESS

FORM 2 – BC COMPANY

Sections 35 & 36
Business Corporations Act

Telephone: 250 356-8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

178889

B NAME OF COMPANY

VANGOLD RESOURCES LTD.

C REGISTERED OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
Suite 1200-999 West Hastings Street, Vancouver	BC	V6C 2W2

MAILING ADDRESS OF THE COMPANY'S REGISTERED OFFICE	PROVINCE	POSTAL CODE
Suite 1200-999 West Hastings Street, Vancouver	BC	V6C 2W2

D RECORDS OFFICE ADDRESSES

DELIVERY ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
Suite 1200-999 West Hastings Street, Vancouver	BC	V6C 2W2

MAILING ADDRESS OF THE COMPANY'S RECORDS OFFICE	PROVINCE	POSTAL CODE
Suite 1200-999 West Hastings Street, Vancouver	BC	V6C 2W2

E CERTIFIED CORRECT – I have read this form and found it to be correct.

The Notice of Change of Address takes effect at the beginning of the day (12:01 a.m. Pacific Time) following the date on which this notice is filed with the registrar.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
Dal S. Brynelsen	X [signature]	2004/09/15

FORM 2/WEB Rev. 2004 / 3 / 10

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Change of Address

FORM 2
BUSINESS CORPORATIONS ACT
Sections 35 & 36

Filed Date and Time:	**September 17, 2004 02:42 PM Pacific Time**
Effective Date and Time of Filing:	**September 18, 2004 12:01 AM Pacific Time**

Incorporation Number:
BC0178889

Name of Company:
VANGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1200-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

Delivery Address:
SUITE 1200-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1200-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

Delivery Address:
SUITE 1200-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

BRITISH COLUMBIA
Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Change of Address

FORM 2
BUSINESS CORPORATIONS ACT
Sections 35 & 36

Filed Date and Time:	**September 17, 2004 02:42 PM Pacific Time**
Effective Date and Time of Filing:	**September 18, 2004 12:01 AM Pacific Time**

Incorporation Number:
BC0178889

Name of Company:
VANGOLD RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1200-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

Delivery Address:
SUITE 1200-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1200-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

Delivery Address:
SUITE 1200-999 WEST HASTINGS STREET
VANCOUVER BC V6C 2W2

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT
FORM 6 – BC COMPANY
Section 51 *Business Corporations Act*

Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431Stn Prov Govt, Victoria BC V8W 9V3.

A INCORPORATION NUMBER OF COMPANY

178889

B NAME OF COMPANY

VANGOLD RESOURCES LTD.

C DATE OF RECOGNITION

YYYY / MM / DD

1978/08/11

D DATE OF ANNUAL REPORT

YYYY / MM / DD

2004/08/11

E OFFICER NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The officer may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual's residence. The delivery address must not be a post office box. Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME
[SEE SCHEDULE "A" ATTACHED]		

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

OFFICE(S) HELD (e.g. president, secretary, vice president)

LAST NAME	FIRST NAME	MIDDLE NAME

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

OFFICE(S) HELD (e.g. president, secretary, vice president)

F COMPANY CHANGES

A company must file with the registrar a notice of any change to the information shown in the Corporate Register. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

G CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED YYYY / MM / DD
DAL S. BRYNELSEN	X [signature]	

2004 ANNUAL REPORT
SCHEDULE A
FORM 6-BC COMPANY
Section 51 Business Corporations Act

OFFICERS/DIRECTORS:

BRYNELSEN, DAL S. Director: Yes Officer: Yes Title:	5825 San Souci Rd. RR1 S11 Halfmoon Bay, B.C., V0N 1Y2 PRESIDENT, CEO
FOWLDS, H. MARTYN Director: Yes Officer: Yes Title:	10871 Sunshine Coast Hwy Halfmoon Bay, B.C. V0N 1Y2 CFO, TREASURER
GOLDSMITH, LOCKE Director: Yes Officer: Yes: Title:	7225 Hudson Street Vancouver, B.C. V6K 3M3 VP EXPLORATION
PETERS, MARGO Director: No Officer: Yes Title:	Suite 103-2577 Willow Street Vancouver, B.C. V5Z 3N8 SECRETARY
MACKEY, J. MICHAEL Director: Yes Officer: No	2084 Western Parkway Street Vancouver, B.C. V6T 1V5
MUZYLOWSKI, MIKE Director: Yes Officer: No	7225 Hudson Street Vancouver, B.C. V6P 4K9
MCNEIL, PETER A. Director: Yes Officer: No	1380 La Grange Rd. Stoneville WA 60561 West Australia 6081

BC ANNUAL REPORT

Read the Overview ?

Print This Page

This is a DRAFT of your filing

Below is a summary of information entered or displayed so far. This will help you ensure that your form is complete and accurate before you pay for this filing. Click the close window button at the bottom of this screen to go back to your form.

If you are not finished entering information or you want to make changes, you may do so now or you can come back and complete your form later. Simply login and click the "your work" tab to find your draft filing.

HELP ?

Filing information

Filing Type: **BC Annual Report**

Company Name: **VANGOLD RESOURCES LTD.**

Incorporation Number: **BC0178889**

Date of Annual Report: **August 11, 2004**

Filing Fee: **$45.00**

HELP ?

Officers

Name	Office(s) Held	Mailing Address	Delivery Address
BRYNELSEN, DAL	CEO President	5825 San Souci Rd. Halfmoon Bay BC V0N 1Y2 CANADA	5825 San Souci Rd. Halfmoon Bay BC V0N 1Y2 CANADA
BRYNELSEN, DENISE Removed	Secretary	5424 MARINE DR WEST VANCOUVER BC V7W2R2	5424 MARINE DR WEST VANCOUVER BC V7W2R2
FOWLDS, H. MARTYN	CFO Treasurer	10871 Sunshine Coast Hwy. Halfmoon Bay BC V0N 1Y2 CANADA	10871 Sunshine Coast Hwy. Halfmoon Bay BC V0N 1Y2 CANADA
GOLDSMITH, LOCKE	Other Office(s)	301-1855 Balsam Street VANCOUVER BC V6K 3M3 CANADA	301-1855 Balsam Street VANCOUVER BC V6K 3M3 CANADA
MUZYLOWSKI, MIKE Removed	Chair	7225 HUDSON STREET VANCOUVER BC V6P4K9	7225 HUDSON STREET VANCOUVER BC V6P4K9
PETERS, MARGO	Secretary	#103-2577 Willow Street VANCOUVER BC V5Z 3N8 CANADA	#103-2577 Willow Street VANCOUVER BC V5Z 3N8 CANADA

Close Window

Annual *and* Special General Meeting of Shareholders Information Circular

VANGOLD

TO BE HELD JUNE 15, 2004

VANGOLD RESOURCES LTD.
PO Box 10321
Suite 880 – 609 Granville Street
Vancouver, British Columbia
V7Y 1G5
Tel: 604-684-1974
Fax: 604-685-5970

www.vangold.ca

INFORMATION CIRCULAR

Dated: May 5, 2004

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF VANGOLD RESOURCES LTD. ("Company") for use at the Annual and Special General Meeting of Shareholders of the Company to be held at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, on Tuesday, June 15, 2004, at 10:00 a.m. (Vancouver time) on Tuesday, June 15, 2004 (the "Meeting") or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof will be paid by the Company. The Company will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Information Circular is current as at May 5, 2004.

The Board of Directors of the Company has fixed the record date for the Meeting as the close of business on May 5, 2004 ("Record Date"). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Fraser & Company, the Company's legal counsel, at Suite 1200, 999 West Hastings Street,, Vancouver, British Columbia, V6C 2W2, Attention: Mr. David Fraser. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

Registered Shareholders

Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this information circular. The vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Company. **Each Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy.** Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person's name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Company. In any case, a Shareholder must deliver the completed proxy to the Company:

(a) by delivering the proxy to the Company's transfer agent, Computershare Trust Company of Canada at its office at 510 Burrard Street, Vancouver, BC V6C 3B9, for receipt not later than Friday, June 11, 2004, at 10:00 a.m. (Vancouver time); or

(b) by fax to the Vancouver office of Computershare Trust Company, Attention: Proxy Tabulation at (604) 683-3694. not later than Friday, June 11, 2004, at 10:00 a.m. (Vancouver time).

A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a Company, under its corporate seal, and deposited with the Company's transfer agent, Computershare Trust Company of Canada at its office at 510 Burrard Street, Vancouver, BC V6C 3B9, at any time up to and including the last business day preceding

the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

Exercise of Proxies

Where a choice is specified, the Common Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or any ballot that may be called. **Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting.** Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Company.

Non-Registered Shareholders

Shares may not be registered in the Shareholder's name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If shares are registered in the name of an intermediary, they are owned by a non-registered shareholder.

The Company has distributed copies of the Meeting materials to intermediaries for distribution to non-registered Shareholders. Intermediaries are required to deliver these materials to all non-registered Shareholders of the Company who have not waived their rights to receive these materials, and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to non-registered Shareholders.

Non-registered Shareholders who receive meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered Shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for registered Shareholders cannot be used and the instructions provided by the intermediary **must** be followed (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

Occasionally, however, a non-registered Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered Shareholder. In this case, the proxy needs to be completed by a non-registered Shareholders and voted by mail or facsimile only, as described above.

The purpose of these procedures is to allow non-registered Shareholders to direct the voting of the shares that they own but that are not registered in their name. Should a non-registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered Shareholder should strike out the persons named in the form of proxy as the proxy holder and insert the non-registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. **In either case, non-registered Shareholders should carefully follow the instructions provided by the intermediary.**

Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from the non-registered Shareholder with respect to the voting of certain shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such broker "non-votes" will, however, be counted in determining whether there is a quorum.

Voting Shares and Principal Holders Thereof

As at May 5, 2004, the Company has outstanding 27,169,048 Common Shares without nominal or par value. Each of such shares is entitled to one vote.

To the knowledge of the directors and senior officers of the Company, the following is the only person or Company which beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Company as of May 5, 2004.

Name & Address	Designation of Class	Number of Securities	Percentage of Class
CDS & Co.	Common	22,015,309	81.03%

ELECTION OF DIRECTORS

According to the current Articles of the Company, the Board of Directors shall consist of not less than three and not more than fifteen. The number of directors may be determined from time to time by ordinary resolution. The Board of Directors has presently determined that the business of the Company may properly be conducted by a Board of Directors consisting of six Directors. The persons nominated in the list which follows are, in the opinion of Management, well qualified to direct the Company's activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Company or until his successor is duly appointed.

Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted for the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the directors.

The management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. It is proposed to fix the number of directors at six. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The following information concerning the proposed nominees has been furnished by each of them.

Name, Place of Residence and Present Position	Date of Appointment	Principal Occupation for Previous Five Years[1]	Shares Owned[2]
DAL BRYNELSEN[3] West Vancouver, BC President, Chief Executive Officer and Director	November 6, 1990	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies	862,929
LOCKE GOLDSMITH Vancouver, BC Vice President Exploration and Director	December 11, 2000	Consulting Geologist	707,502
MIKE MUZYLOWSKI[3] Vancouver, BC Chairman and Director	June 21, 1994	Mining Executive and Geologist	100,000
H. MARTYN FOWLDS Halfmoon Bay, BC Director	April 19, 2002	Retired Businessman	375,000

Name, Place of Residence and Present Position	Date of Appointment	Principal Occupation for Previous Five Years(1)	Shares Owned(2)
J. MICHAEL MACKEY Vancouver, BC Director	June 20, 2002	Business/financial and management consultant	Nil
PETER A. McNEIL(3) Perth, Western Australia	April 20, 2004	Professional Geologist	1,572,000

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of May 5, 2004.

(3) Member of Audit Committee.

Dal Brynelsen – *President, Chief Executive Officer, Audit Committee*
With over 30 years of experience in the mining industry, Dal has been the President of Vangold for the past 12 years. Dal was also the Western Manager of Corporate Finance for a national brokerage firm for four years during the recent downturn in mining and mineral exploration. He has discovered, financed and brought to production two gold mines in Canada. Dal was instrumental in the restructuring of Vangold. He is also a Director and Executive Vice President of Ikona Gear International Inc. (OTCBB: IKGI) where he has worked in business development activities for the past two years. He is also a Director of International Silver Ridge Resources Inc. (TSXV-ISG.H) which is currently under a cease trade order by the British Columbia and Alberta Securities Commissions for failure to file financial statements.

Mike Muzylowski – *Chair of Audit Committee*
Mike is a geologist with a number of successful discoveries that highlight over 40 years of senior exploration and mining experience. He joined Hudson Bay Exploration and Development Co. Ltd. in 1955 and held various positions including Chief Geophysicist, Senior Project Geologist and became Assistant Superintendent of Exploration and Development. He was then a senior executive for Granges Exploration and became President and CEO of that company in 1984 taking revenues from $4 million to $65 million per year. He was also Chairman and CEO of Hycroft Resources where he was responsible for increasing production to over 100,000 ounces of gold per year. In 1988, Mike was voted Mine Developer of the Year by the PDAC. He has held several directorships including Tan Range Exploration and Winspear Resources Ltd. Today he is President and CEO of Callinan Mines Limited and has been an active member of Vangold's Board for the past ten years.

Locke Goldsmith, *M.Sc., P. Eng., P.Geo. – Vice President Exploration*
Mr. Goldsmith has been an active member of the board of directors of Vangold Resources for five years. As VP Exploration he leads Vangold's geological team. Mr. Goldsmith's professional career started in 1958 as Assistant Geologist for Campbell Red Lake Mines, and Assistant Mine Engineer and/or Geologist for Glen Lake Silver Mines, Agnico Silver Mines, Copper Range Co. and Algoma Steel Corporation. He was Chief Geologist and Exploration Manager for Pan Nevada Inc. and Chief Geologist and Exploration Manager for Horizon Explorations Ltd. (Australia). Mr. Goldsmith is the founder and President of Arctex Engineering Services.

H. Martyn Fowlds – *Vice President and Secretary*
Martyn is a veteran of the Canadian financial community with 37 years of experience as a senior investment consultant in the brokerage business. He has focused his career on raising early stage capital for mining and exploration projects worldwide. His experience in financing is an important component of Vangold's Board.

J. Michael Mackey, *Audit Committee*
Mike is the Managing Director of a private investment and consulting firm. He has a graduate degree in Law from the University of British Columbia. Mike practiced securities law for over 25 years providing legal advice to both private and public companies in North America and Europe. He has acted as an expert witness for the US Department of Justice on securities related matters. Mike has served as a senior officer and director of numerous companies, including resource and technology companies. Over the years Mike has facilitated financing for public companies raising millions of dollars in Canada and the US.

Peter A. McNeil

Mr McNeil, a resident of Western Australia, is the Managing Director of Tas Gold Ltd. (ASX-TGD), a non-executive Director of Macmin Silver Ltd. (ASX MMN) and a non-executive Director of New Guinea Gold Corporation ("NGG") (TSXV-NGG). He is also the Managing Director of Kanon Resources Ltd., a private Papua New Guinea company which was recently purchased jointly by Vangold and NGG. (See news releases of January 22, 2004 and February 11, 2004.) Mr. McNeil graduated B.SC. (Geology) in 1982 and M.Sc. (Geochemistry) in 1985 from the University of Houston. He has twenty-one years of professional experience in Papua New Guinea, Australia and Canada. He is a member of the Australian Institute of Geoscientists, the Society of Economic Geologists, the Society for Geology Applied to Mineral Deposits, the Society of Resource Geology and the Australian Institute of Company Directors.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed herein, none of the Directors or Officers of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

The summary compensation table below sets out information for the Company's fiscal years ended December 31, 2002 and December 31, 2003 for the Chief Executive Officer and the three most highly compensated executive officers of the Company who were serving as executive officers at the end of the most recently completed financial year (the "Named Executives Officer" or the "NEO"). The Named Executive Officers are the only executive officers of the Company who received or were entitled to receive annual remuneration of $150,000 or greater during the fiscal periods noted. The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

All amounts in Canadian Dollars:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position of Executive Officer	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/ SARs(1) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compensa-tion ($)
Dal Brynelsen	2003	72,500	$25,000	Nil	300,000	Nil	Nil	Nil
President and	2002	30,000	Nil	Nil	Nil	Nil	Nil	Nil
CEO	2001	Nil	Nil	Nil	Nil	Nil	Nil	$15,000

(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Long-term Incentive Plans

The Company has no long terms incentive plans and in accordance with the instructions contained in BC Form 51-904F of the Regulation to the *Securities Act* (British Columbia), the table respecting LTIP awards is not presented.

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Option Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended December 31, 2003, 300,000 stock options were granted to the Named Executive Officer of the Company.

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at Fiscal Year End ($) Exercisable/Unexercisable
Dal Brynelsen	Nil	Nil	400,000/Exercisable	188,000/Exercisable 41,000/Unexercisable

Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

During the most recently completed financial year ended December 31, 2003, no stock options were exercised by the Named Executive Officer of the Company.

Termination of Employment or Change in Responsibilities and Employment Contracts

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial years ended December 31, 2002 and 2003 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

Except as disclosed below, the Company has no arrangements pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors of the Company or for committee participation.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, directors and employees of the Company. The purpose of granting options pursuant to the stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

During the financial years ended December 31, 2002 and 2003 the Directors of the Company did not receive fees for attendance of board meetings. One of the Directors is paid a monthly fee of $3,000 as compensation for management services. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the financial years ended December 2002 and 2003 a total of 950,000 incentive stock options were granted to the Board of Directors. No Options were exercised by non-executive Directors during the financial years ended December 31, 2002 and 2003. Denise Broderick, former Secretary of the Company, exercised 43,000 stock options during the financial year ended 2003.

Indebtedness Of Directors And Officers

As of May 5, 2004, the aggregate indebtedness to the Company and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Company or any of its subsidiaries was nil.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, none of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the

commencement of the Company's last completed financial year or in any proposed transactions not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

Pursuant to a private placement completed on September 15, 2003, Dal Brynelsen and Martyn Fowlds each purchase 250,000 units of the Company at $0.20 per unit. Each unit consisted of one share and one non-transferable share purchase warrant exercisable for a period of one year from the date of issuance at a price of $0.30 per share.

MANAGEMENT AND CONSULTING CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company.

APPOINTMENT OF AUDITORS

The Auditors of the Company since 1998 have been Lancaster & David, Chartered Accountants, Suite 510, 701 W. Georgia Street, Vancouver, British Columbia V7Y 1C6. The Shareholders will be asked at the Meeting to vote for the appointment of Lancaster & David as Auditors of the Company until the next annual meeting of the Shareholders of the Company, at a remuneration to be fixed by the Directors. It is intended that all proxies received will be voted in favour of the appointment of Lancaster & David as Auditors of the Company, at a remuneration to be fixed by the Directors, unless a proxy contains instructions to withhold the same from voting.

Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

RESOLUTION AUTHORIZING THE REPLACEMENT OF THE COMPANY'S ARTICLES OF INCORPORATION AND THE ALTERATIONS TO ITS NOTICE OF ARTICLES

The Company's shareholders will be asked to consider and, if thought fit, pass a special resolution ("Transition Special Resolution"), with or without variation, in the form attached as Schedule "A" hereto, to (i) replace the Company's current Articles of Incorporation ("Current Articles") with a new set of Articles ("New Articles") that are in accordance with the provisions of the British Columbia *Business Corporations Act* ("New Act") and (ii) alter its Notice of Articles to indicate that certain key provisions of the British Columbia *Company Act* ("Old Act") no longer apply to the Company. A copy of the New Articles is attached as Schedule "B" hereto.

Background and Purpose of the Resolution

On March 29, 2004, the Old Act was replaced with the New Act. The Old Act had been in place for the past 20 years and the New Act was created to provide British Columbia companies with greater flexibility in carrying out their business activities.

Companies incorporated under the Old Act must undergo a transition procedure under the New Act on or before March 29, 2006. In order to encourage companies to undergo the transition procedure as soon as possible, the New Act imposes certain limitations on companies that have not undergone the transition procedure, such as a prohibition on alterations to their incorporation documents. The Company has completed the initial steps of the transition procedure including the filing of the Transition Application and Notice of Articles, which are prescribed forms under the New Act and effectively replace the Company's Memorandum and Articles.

In order to avail itself to the material advantages provided under the New Act, the shareholders must pass the Transition Special Resolution to replace the Current Articles with the New Articles and otherwise amend the Company's constating documents.

A. Material Changes to the Company's Articles

The Current Articles became effective June 25, 1998 under the Old Act. The Current Articles are inconsistent with the New Act and accordingly do not enable the Company to take advantage of the more flexible provisions of the New Act. In addition, the Current Articles include references to such terms as "Company Act", "Memorandum", and "share register" which are no longer used under the New Act.

If the Transition Special Resolution is passed by shareholders at the Meeting, the New Articles will replace the Current Articles. The New Articles are materially different from the Current Articles in the following ways:

- the approval threshold for a special resolution is reduced from 75% to 66⅔% of the votes cast. This is consistent with the *Canada Business Corporations Act* and other Canadian provincial corporate legislation;
- the residency requirements for directors are eliminated. This will enable the Company to seek out the best possible directors, regardless of their country of residence
- the Old Act's requirement for court approval to indemnify directors or officers in certain instances is eliminated;
- the requirement to appoint corporate officers, including a President and a Secretary, is eliminated;
- a Company's President, if any, will not be required to be a director of the Company;
- electronic and telephone shareholder meetings are authorized, subject to the condition that all shareholders and proxyholders "attending" such meetings are able to communicate with each other;
- the Company is permitted to hold meetings outside of British Columbia; and
- the Company is permitted to effect a number of corporate changes by way of an ordinary resolution as opposed to the former requirement of a special resolution, examples are:
  - subdivide all or any of its unissued or fully paid shares; and
  - create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares.

B. Amendments to the Notice of Articles

Elimination of Pre-existing Company Provisions

All companies that undergo the transition procedure automatically become subject to the Pre-Existing Company Provisions ("PCPs"). Most of the PCPs are applicable to private and non-reporting companies only. However, one of the PCPs is the codification of the Old Act's 75% approval threshold for a special resolution. Thus, the New Articles cannot be adopted unless the Notice of Articles is altered to remove the applicability of the PCPs. If the Transition Special Resolution is passed by shareholders at the Meeting, the PCPs will be eliminated.

Elimination of Authorized Share Capital Restrictions

Under the Old Act, companies were required to authorize a fixed, aggregate number of shares that could be issued out of each class of shares. This practice is inconsistent with federal and other provincial corporate legislation, which enable companies to issue an unlimited number of authorized share capital. Under the New Act, the Company's shareholders can authorize the Company to issue an unlimited number of shares in respect of each class or series that the Company is authorized to issue. If the Transition Special Resolution is passed by the shareholders at the Meeting, the maximum number of common shares and preferred shares that the Company is authorized to issue will be increased from 99,987,500 to an unlimited amount.

Shareholder and Stock Exchange Approval

Before the New Articles can become effective, the TSX Venture Exchange must approve the New Articles and the Company's shareholders must pass the Transition Special Resolution. If the Transition Special Resolution is passed, the Company is required to deposit the Transition Special Resolution at its records office and file an amendment to its Notice of Articles with the Registrar of Companies. The New Articles would become effective after the amendment to the Notice of Articles has been filed.

AMENDMENT TO STOCK OPTION PLAN

Stock Option Plan

Management is seeking disinterested shareholder approval for the Company's 2003 Stock Option Plan (the "Plan") was obtained at the Company's 2003 Annual Meeting. The TSX Venture Exchange has requirements relating to stock option plans, including the requirement whereby a fixed plan must have a specified maximum number of shares, authorized by shareholders, issueable pursuant to the plan. The Board of Directors has allotted and reserved a further 3,191,897,000 common shares for issuance from time to time pursuant to the Plan, 2,400,000 of which will be provisionally granted by the Board, subject to shareholder and regulatory approval. If the allotted reservation is approved by shareholders, the maximum number of shares issueable under the Plan since its inception will be 5,000,000 which will represent less than 20% of the 27,169,048 outstanding issue of the Company (as defined by Exchange policies). No financial assistance will be provided by the Company to facilitate the purchase of shares under the Plan.

Shareholders will be asked at the Meeting of the Company to consider, and if deemed advisable, approve by way of disinterested vote. with or without variation the following resolution:

> ***"RESOLVED that 3,191,897 common shares be authorized and approved as the additional number of shares which may be subject to issuance pursuant to the Company's Stock Option Plan."***

Existing Stock Options

During the financial year ended December 31, 2003, 950,000 stock options were granted by the Company to the Directors of the Company and 369,460 to employees of the Company during the Company's most recently completed financial year. 103,000 were exercised by an Officer of the Company and a Consultant. Management is seeking disinterested shareholder approval for the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company and as are acceptable with the appropriate regulatory authorities.

Pursuant to the current requirements of the Exchange each current Director Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will abstain from and not be entitled to vote upon the proposed ratification by the shareholders of the foregoing matter by way of ordinary resolution. The Board of Directors of the Company recommends that the shareholders approve the foregoing matter on a disinterested basis.

Shareholders will be asked at the Meeting of the Company to consider, and if deemed advisable, approve by way of disinterested vote. with or without variation the following resolution:

> ***"RESOLVED that subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange, the shareholders hereby approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and since the last annual general meeting of the shareholders of the Company, at such prices and in such amounts as determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the TSX Venture Exchange and in addition, approve the exercise of any such or outstanding incentive stock options by the Directors or insiders of the Company together with any amendment or amendments to any such stock option agreement at such prices and in such amounts"***

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter documents and policies. In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies. A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with an established, well-financed mining and exploration company that shares a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the president and CEO, appointing senior management and for monitoring their performance. As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders. The Company communicates with its shareholders through a number of channels including its website. The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company. The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

GENERAL

There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Circular is issued which are not disclosed in this Circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS, this 5th day of May, 2004.

"Dal S. Brynelsen"

Dal S. Brynelsen
President and Chief Executive Office

SCHEDULE "A"

SPECIAL RESOLUTION AUTHORIZING THE REPLACEMENT OF THE COMPANY'S ARTICLES OF INCORPORATION AND THE ALTERATIONS TO ITS NOTICE OF ARTICLES

RESOLVED that:

Alterations to the Notice of Articles

1. As a special resolution,

   (a) the Pre-Existing Company Provisions be deleted and no longer be applied to the Company, and

   (b) the maximum number of shares of each class or series that the Company is authorized to issue be increased from 99,987,500 common shares to an unlimited amount,

   and, accordingly, a Notice of Alteration to the Notice of Articles be completed as required and be attached hereto as Schedule 1;

Articles

2. As a special resolution, the Articles of the Company, as filed with the Registrar of Companies prior to the British Columbia *Business Corporations Act* coming into force on March 29, 2004, be altered by deleting all of the provisions thereof, and that all the provisions in the Articles attached and marked as Schedule B be adopted as the Articles of the Company, and that the Articles be altered accordingly;

Execution of Documents

3. Any director or officer of the Company is authorized or directed for and on behalf and in the name of the Company to execute, deliver and, where necessary, file the Notice of Alteration to the Notice of Articles together with the Company's Articles and any supporting documentation required for the purpose of giving effect to these resolutions; and

Condition for Alteration of the Articles

4. It is a condition of this resolution that the alterations to the Company's Articles, referred to in paragraphs 2 and 3, do not take effect until the Notice of Alteration to the Notice of Articles is filed with the Registrar of Companies.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

_____ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	June 30, 2003	2003/08/29

ISSUER ADDRESS

PO Box 10321 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	***Dal Brynelsen***	2003/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	***H. Martyn Fowlds***	2003/08/29

PACCOM VENTURES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(Unaudited – Prepared By Management)

PACCOM VENTURES INC.

INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited – Prepared By Management)

	June 30, 2003	December 31, 2002 *(Audited)*
ASSETS		
CURRENT		
Cash	$ 73,226	$ -
Accrued revenues	58,663	59,869
Prepaid and other	47,435	48,349
	179,324	108,218
OIL AND GAS PROPERTIES *(Note 3)*	371,488	307,428
MINERAL PROPERTIES *(Note 4)*	139,959	50,691
CAPITAL ASSETS	7,585	8,019
DEFERRED COMPENSATION *(Note 9)*	28,579	-
	$ 726,935	$ 474,356
LIABILITIES		
CURRENT		
Bank overdraft	$ -	$ 2,854
Accounts payable and accrued liabilities	26,299	50,328
Payable to joint interest owners	39,042	75,714
Due to related parties *(Note 5)*	1,946	43,315
	67,287	172,211
LOANS PAYABLE *(Note 6)*	63,581	97,167
	130,868	269,378
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 8)*	11,098,329	10,684,829
PROCEEDS FROM SPECIAL WARRANT FINANCINGS *(Note 7)*	245,700	238,350
CONTRIBUTED SURPLUS *(Note 9)*	43,760	-
SHARE SUBSCRIPTIONS	40,000	-
DEFICIT	(10,831,722)	(10,718,201)
	595,067	204,978
	$ 725,935	$ 474,356

Approved on behalf of the Board:

"H. Martyn Fowlds" — *H. Martyn Fowlds – Director*

"Dal Brynelsen" — *Dal Brynelsen – Director*

The accompanying notes are an integral part of these interim consolidated financial statements

PACCOM VENTURES INC.

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

(Unaudited – Prepared By Management)

	Three months ended June 30, 2003	Six months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2002
REVENUE				
Petroleum revenue	$ 132,407	$ 187,467	$ 1,247	$ 1,247
Royalties	(27,783)	(39,336)	-	-
	(104,624)	148,131	$ 1,247	$ 1,247
EXPENSES				
Consulting fees	16,500	27,500	-	-
Depletion and depreciation	34,762	74,608	607	1,213
Interest on long-term debt	2,025	4,665	-	-
Management fees	15,000	22,500	7,500	15,000
Office and general	28,366	39,159	8,385	8,612
Production costs	19,910	30,465	-	-
Professional fees	13,775	29,891	9,900	11,900
Stock-based compensation ecpenses	15,181	15,181	-	-
Transfer agent and filing fees	8,990	14,872	4,353	8,038
Travel and accommodation	2,811	2,811	-	7,183
	157,320	261,652	30,745	51,946
NET LOSS FOR THE PERIOD	(52,696)	(113,521)	(29,498)	(50,699)
DEFICIT, BEGINNING OF PERIOD	(10,779,026)	(10,718,201)	(10,548,320)	(10,526,872)
DEFICIT, END OF PERIOD	$ (10,831,722)	$ (10,831,722)	$ (10,577,818)	$ (10,577,818)

LOSS PER SHARE				
Basic		(0.02)		$ (0.02)
Fully Diluted		*Anti-dilutive*		
Weighted average number of share outstanding				
Basic		7,388,000		3,008,642
Fully Diluted		9,224,000		-

The accompanying notes are an integral part of these interim consolidated financial statements

PACCOM VENTURES INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited – see Notice to Reader)

	Three months ended June 30, 2003	Six months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2002
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (52,696)	$ (113,521)	$ (29,498)	$ (50,699)
Adjust for items not involving cash:				
Interest accrued on loans payable	2,025	4,665	-	-
Depletion and depreciation	34,762	74,608	607	1,213
Stock-based compensation expenses	15,181	15,181	-	-
	(728)	(19,067)	(28,891)	(49,486)
Net changes in non-cash working capital items:				
Accrued revenues	(1,571)	1,205	(1,247)	(1,247)
Prepaids and other	(43,437)	914	(14,808)	(15,000)
Accounts payable and accrued liabilities	(14,965)	(24,029)	8,943	11,242
Payable to joint interest owners	(154,702)	(174,394)	-	-
Due to related parties	(35,575)	(41,369)	2,360	21,891
	(250,250)	(237,673)	(4,752)	16,886
	(250,978)	(256,740)	(33,643)	(32,600)
INVESTING ACTIVITIES				
Mineral property exploration	(61,832)	(68,268)	(199,436)	(200,706)
Purchase of capital assets	(511)	(511)	-	-
	(62,343)	(68,779)	(199,436)	(200,706)
FINANCING ACTIVITIES				
Advances to related parties	-	-	-	(5,000)
Repayment of loans payable	(20,528)	(38,251)	-	-
Proceeds shares subscribed in advance	40,000	40,000	-	-
Proceeds from Special Warrant financings	-	7,350	144,000	144,000
Proceeds from liability to issue shares			5,000	90,000
Proceeds from issue of share capital	205,000	392,500	-	-
	224,472	401,599	149,000	229,000
INCREASE IN CASH & CASH EQUIVALENTS	(88,849)	76,080	(84,079)	(4,306)
CASH & CASH EQUIVALENTS, beginning of period	162,075	(2,854)	80,223	450
CASH & CASH EQUIVALENTS, end of period	$ 73,226	$ 73,226	$ (3,856)	$ (3,856)
SUPPLEMENTARY CASH FLOW INFORMATION				
Interest paid	$ 1,024	$ 4,665	$ -	$ -

The accompanying notes are an integral part of these interim consolidated financial statements

(Unaudited – see Notice to Reader)

NOTE 1- NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada and Papua New Guinea, and oil and gas interests located in the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its mineral properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2002, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

NOTE 3 –OIL AND GAS PROPERTIES

	June 30, 2003	December 31, 2002
East Corning Property, California, USA		
Carrying costs	**$ 552,458**	$ 414,735
Less amortization	**(180,970)**	(107,307)
	$ 371,488	$ 307,428

NOTE 4 – MINERAL PROPERTIES

	June 30 2003	December 31, 2002
Deferred exploration and development costs		
Staking and other associated costs	$ -	$ 519
Applications, fees, and reports	7,800	1,200
Geological consulting	23,294	11,550
Food, travel and lodging	20,348	16,951
Property taxes	2,892	3,320
Other	4,907	-
Incurred during the period	59,241	33,540
Deferred expenditures, beginning of period	33,540	-
Deferred expenditures, end of period	92,781	33,540
Acquisition costs	47,178	17,151
	$ 139,959	$ 50,691
Allocated by property:		
Canada		
North Belt Property, British Columbia	$ 83,370	$ 50,690
South Belt Property, British Columbia	1	1
	83,271	50,691
Nevada - USA		
Gallager Claims	9,027	-
Papua New Guinea		
Feni Island Property	47,561	-
	$ 139,959	$ 50,691

North Belt Property, British Columbia

By an agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property in consideration for 100,000 common shares of the Company (issued). The Company also agreed to pay a 5% net smelter return royalty on all future production from the property.

Feni Island, Papua, New Guinea

The Company entered into a formal option agreement dated February 5, 2003 (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The agreement is subject to regulatory acceptance. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $250,000 on exploration in the fifteen (15) period from the Commencement Date, and to issue 200,000 common shares on exchange approval of the agreement..

Stage 2: To expend an additional $250,000 on exploration including drilling prior to September 26, 2004, and to issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

NOTE 4 – MINERAL PROPERTIES – (continued)

Gallagher Gold Project

The Company has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project. The Company controls a 100% interest in the property, which is located 24 miles north of Ely, Nevada.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors: management fees - $22,500 (2002 - $7,500); deferred mineral property exploration costs - $7,437 (2002 - $nil); and reimbursement of general administrative expenses - $9,405 (2002 - $nil). At June 30, 2003, $1,946 (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE 6 – LOANS PAYABLE

These loans bear interest at the rate of 12% per annum, are unsecured and are repayable upon written demand at any time after July 2, 2004. There is no penalty if the Company repays the loans prior to this date.

NOTE 7 – SPECIAL WARRANT FINANCINGS

a) The Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds will be used for exploration on the Company's East Corning Property and for general working capital purposes.

b) The Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 27, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

NOTE 8 - SHARE CAPITAL

a) Authorized: 100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2001	1,966,975	$ 10,370,955
Issued during the period:		
- by exercise of Special Warrants	1,250,000	150,000
Balance at June 30, 2002 *(Unaudited)*	3,216,975	$ 10,520,955

NOTE 8 - SHARE CAPITAL – (continued)

	Shares		Value
Balance at December 31, 2002	5,723,851	$	10,684,829
Issued during the period:			
- by exercise of share purchase warrants	1,250,000		187,500
Balance at March 31, 2003 *(Unaudited)*	6,973,851	$	10,872,329
Issued during the period:			
- by exercise of share purchase warrants	1,800,000		180,000
- for cash – private placement	166,666		25,000
- for acquisition of property	100,000		21,000
Balance at June 30, 2003 *(Unaudited)*	9,040,517	$	11,098,329

b) As at June 30, 2003, share subscriptions of $40,000 for 160,000 shares were received.

c) PRIVATE PLACEMENTS

The Company has entered into a private placement of 350,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. A finders fee of $7,000 in accordance with the policies of the TSX Venture exchange will be paid. The private placement is subject to approval by the TSX Venture Exchange. As at June 30, 2003, share subscriptions of $40,000 for 160,000 shares were received.

Subsequent to June 30, 2003 the private placement was accepted for filing by the TSX Venture Exchange and the filing fee of $7,000 was paid, the shares are subject to a hold period and may not be traded until November 16, 2003.

NOTE 9 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 12, 2003. The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

Stock-Based Compensation

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 3.5%; expected volatility of 135%; and weighted average life of 1.7 years.

NOTE 9 – STOCK OPTION PLAN – (continued)

Had the Company determined compensation cost based on the fair value at the date of the grant for its employees stock options, the net loss would have increased by $39,036 for the six month period ended June 30, 2003.

The Company has recognized to date stock based compensation for non-emplyees in the amount of $43,760 (December 31, 2002 - $NIL), of which $15,181 (December 31, 2002 - $NIL) has been charged to operations.
The balance of $28,579 will be recognized during the next fiscal year over the stock option vesting period.

A summary of the changes in the Company's common share purchase options is presented below:

	June 30, 2003		December 31, 2002	
	Number	**Weighted Average Exercise Price**	Number	Weighted Average Exercise Price
Balance, beginning of period	**393,000**	**$ 0.10**	393,000	$ 0.10
Granted	**1,390,000**	**0.22**	-	-
Exercised	**-**	**-**	-	-
Forfeited / Cancelled	**-**	**-**	-	-
Balance, end of period	**1,783,000**	**$ 0.19**	393,000	$ 0.10

Stock options are outstanding to directors and officers to acquire up to 393,000 common shares at a price of $0.10 per share exercisable until May 9, 2006 and 1,390,000 common shares at a price of $0.22 per share exercisable until April 7, 2008.

NOTE 10 – SUBSEQUENT EVENTS

The Company entered into an agreement with Teck Cominco Metals Ltd. ("Teck") to purchase a 100% interest, subject to a 2% net smelter returns royalty, in 9 Crown granted mineral claims located in the Trail Creek Mining Division, British Columbia. The Company is required to issue 50,000 common shares (issued). The agreement has been accepted for filing by the TSX Venture Exchange.

The Company has negotiated a brokered a private placement financing of up to $1,000,000. The subscription price for each unit is $0.20 and each unit consists of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.30 per share. Up to five million shares will be issued before taking into account the exercise warrants. In accordance with the terms of the placement the Company has agreed to pay the managing broker a commission and a broker's warrant. A finders fee, in accordance with the TSX Venture Exchange guidelines, is payable upon completion. The private placement is subject to regulatory approval.

The Company has completed the transaction between the Company and The Estate of Muriel Butorac ("Butorac") for the transfer of mineral properties located at Rossland, BC. In consideration of the final transfer, which occurred on July 11, 2003, the Company has issued 100,000 common shares to Butorac during the quarter ending June 30, 2003.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Paccom Ventures Inc.	June 30, 2003	2003/08/29

ISSUER ADDRESS

PO Box 10321 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	***Dal Brynelsen***	2003/08/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	***H. Martyn Fowlds***	2003/08/29

Paccom Ventures Inc.

Form 51-901F - Quarterly Report
For the Six Months Ended June 30, 2003

Schedule B:

1. *Analysis of expenses and deferred costs*: See **Schedule A.**

2. *Related party transactions*: See **Schedule A.**

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the quarter ended June 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
April 16, 2003	Common Shares	Private Placement	166,666	$0.15	$ 25,000	$ 25,000	Nil
April 22, 2003	Common Shares	Warrants	1,800,000	$0.10	$ 180,000	$180,000	Nil
April 24, 2003	Common Shares	Property acquisition	100,000	$0.21	$ 21,000	-	Nil

   b) Summary of options granted during the quarter ended June 30, 2003:

   1,390,000 common shares at a price of $0.22 per share exercisable until April 7, 2008.

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued share capital: See Schedule A.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. Directors and Officers as at June 30, 2003:

Directors

Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H. Martyn Fowlds
J. Michael Mackey

Officers

Dal Brynelsen, President and CEO
Denise Brynelsen, Secretary
H. Martyn. Fowlds, Vice President
Locke Goldsmith, Vice President - Exploration

Paccom Ventures Inc.
Form 51-901F - Quarterly Report
For the Six Months Ended June 30, 2003

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

The following discussion has been prepared by management and is a review of the financial results of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the six months ended June 30, 2003 and 2002 and should be read in conjunction with the financial statements and accompanying notes and can found on the company's website under the heading "Financials". Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Description of Business

Paccom Ventures Inc is a development stage mining exploration and oil and natural gas production company. The company focuses its exploration activities on two significant projects namely the Feni island Gold Project in Papua New Guinea and the Rossland Gold Project at Rossland BC.

In addition, natural gas exploration is being conducted at the East Corning field located near Red Bluff in the northern portion of the Sacramento Basin of California. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange under the symbol PCV.

Operations

Feni Island, Papua, New Guinea
The Company entered into a formal option agreement dated February 5, 2003 (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The agreement is subject to regulatory acceptance. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $250,000 on exploration in the fifteen (15) month period from the Commencement Date, and to issue 200,000 common shares on Exchange approval of the agreement.

Stage 2: To expend an additional $250,000 on exploration including drilling prior to September 26, 2004, and to issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

The Feni Island group is located within the "Lihir Corridor" which is an evolving island arc composed of volcanic rocks, typified by enriched volatiles and copper gold values produced by partial melting of a subduction modified lithospheric mantle. Feni Island is recognized as an important site for productive shallow submarine mineralisation and occurs as epithermal vein and disseminated stockwork mineralisation. (Mark Hannington, Geological Survey of Canada)

A world-class example of this process is the Lihir Mine, located along trend to the north of Feni. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million contained ounces of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cut-off). Gold mineralisation is concentrated along permeable feeder zones within areas of widespread, low grade (1-2 g/t) gold mineralisation. Importantly, each feeder zone within a mineralising system has a potential for 1.5 to 3 million oz/t

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULT OF OPERATIONS (Continued)

Feni Island, Papua, New Guinea – (continued)

gold if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m at 1.2 g/t Au and 10 m at 5.56g/t Au. To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development, the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

Rossland Property
The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups: North Belt (includes the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately northeast and north of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; Deer Park Hill group to the southwest of Rossland. Paccom's properties contain numerous old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. No meaningful exploration work was conducted during the period, however, field work is expected to commence later in the third quarter of 2003.

In addition, Paccom is continuing to consolidate a very strategic and import land position at Rossland, BC, historically Western Canada's second largest gold producing camp. In the coming weeks we expect to be in a position to announce a plan for renewed exploration activities on the South Belt of the camp which, in our opinion, has been significantly under-explored. An ongoing compilation of work going back the last 100 years leads us to believe that this area has the potential for a significant gold deposit within an 8 km long structure that remains open to depth. Previous drilling recorded numerous potentially economic drill intersections for gold ranging up to 5.7 meters of 1.06 oz/t Au.

East Corning Property
During Q2, 2003 Paccom Ventures Inc. completed an agreement to increase its joint participation in the upcoming ninth well (Black Pearl) to be drilled immediately at the Company's East Corning Field property in Tehama County, California. Paccom has increased its participation from 3.75% working interest (3.0NRI) to an 11.75% working interest (9.40%NRI).

During Q2, drilling commenced on the Black Pearl gas well. The Black Pearl well is located in the vicinity of several nearby producing wells and encountered three separate gas bearing horizons in two different formations. Logging of the hole has indicated strong potential for another commercial well. Flow test operations will be conducted shortly and the well is expected to commence production within weeks.

Exploration and development drilling is continuing and a new well location is currently being prepared. The spud date for this the 10th well should occur shortly. The success of the Company's and partners multiple drill program over the last 14 months is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property last year which identified a number of very prospective, high probability drill targets.

Our 6,500-acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF).

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS (Continued)

Gallagher Gold Project

The Company has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project. The Company controls a 100% interest in the property, which is located 24 miles north of Ely, Nevada and 15 miles south east of the Limousine Butte Project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

Financial Results

Operating revenues for the quarter were $131,160, up from $1,247 for the same period last year, as a result of production from the East Corning Field. Expenses for the period ended June 30, 2003, were $261,652 vs. $51,946 for the same period in 2002. This increase reflects the cost associated with a much higher level of corporate activity for the company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For the period ended June 30, 2003, a net loss of $113,521 was reported as compared with a net loss of $50,699 for the corresponding quarter in 2002 and a basic loss of $0.02 per share, which compared with the corresponding quarter in 2002.

Proceeds from financing activities during the six months ended June 30, 2003, totalled $418,850 vs. $229,000 for the same period in 2002. Paccom is using these funds primarily for exploratory expenses and operating overheads.

Related Party Transactions

The Company incurred the following amounts to directors: management fees - $22,500 (2002 - $7,500); deferred mineral property exploration costs - $7,437 (2002 - $nil); and reimbursement of general administrative expenses - $9,405 (2002 - $nil). At June 30, 2003, $1,946 (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

Loans Payable

The Company has loans outstanding in the amount of $63,581. These loans bear interest at the rate of 12% per annum, are unsecured and are repayable upon written demand at any time after July 2, 2004. There is no penalty if the Company repays the loans prior to this date.

Special Warrant Financings

The Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds will be used for exploration on the Company's East Corning Property and for general working capital purposes.

The Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULT OF OPERATIONS (Continued)

Special Warrant Financings – (continued)
one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 27, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

At June 30, 2003 the Company had 9,040,517 shares outstanding (2002 - 3,216,975).

Private Placement
The Company has entered into a private placement of 350,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. A finders fee of $7,000 in accordance with the policies of the TSX Venture exchange will be paid. The private placement is subject to approval by the TSX Venture Exchange. As at June 30, 2003, share subscriptions of $40,000 for 160,000 shares were received.

Subsequent to June 30, 2003 the private placement was accepted for filing by the TSX Venture Exchange and the filing fee of $7,000 was paid, the shares are subject to a hold period and may not be traded until November 16, 2003.

Stock Option Plan
The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 12, 2003. The number of options granted may exceed 10% of the outstanding shares at the time of granting the options.

The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

Stock-Based Compensation – refer to *Note 9* of the financial statements (Schedule A)

During the period ending June 30, 2003 the Company granted 1,390,000 common shares to directors, officers, consultants and employees of the Company at a price of $0.22 per share exercisable on or before April 7, 2008.

Subsequent Events
The Company entered into an agreement with Teck Cominco Metals Ltd. ("Teck") to purchase a 100% interest, subject to a 2% net smelter returns royalty, in 9 Crown granted mineral claims located in the Trail Creek Mining Division, British Columbia. The Company is required to issue 50,000 common shares (issued). The agreement has been accepted for filing by the TSX Venture Exchange.

The Company has negotiated a brokered a private placement financing of up to $1,000,000. The subscription price for each unit is $0.20 and each unit consists of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.30 per share. Up to five million shares will be issued before taking into account the exercise warrants. In accordance with the terms of the placement the Company has agreed to pay the managing broker a commission and a broker's warrant. A finders fee, in accordance with the TSX Venture Exchange guidelines, is payable upon completion. The private placement is subject to regulatory approval.

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS (Continued)

Subsequent Events – (continued)

The Company has successfully flow tested the Black Pearl well at the East Corning Field in Tehama County, California. The initial flow rates indicate a commercial success with average daily production of approximately 1 MMCFD.

In addition, a 10th well, the BBB, has been drilled and completed into the Kione Formation.

Business Risks

As a young and evolving development stage mining exploration and oil and natural gas production company Paccom faces several key risks in its business, including possible commodity price downturns, unexpectedly high depletion rates for gas reservoirs, retention of skilled employees, and adequacy of capital and/or cash flow to pursue our business plan objectives. This list is not intended to be exhaustive, but merely to communicate to shareholders certain key risks faced by the Company in its business.

We attempt to mitigate these risks through various strategic and operating mechanisms such as ongoing evaluation and investigation of resource prospects, the application of bold, entrepreneurial and innovative thinking, fair and equitable compensation and workplace policies, flexibility in operational decision making, and ongoing reviews and discussions of industry sector market conditions in order to maintain an operating advantage. We feel these strategies reduce our business risk to an acceptable level thereby allowing Paccom Ventures Inc to continue to grow and maximize shareholder value.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

____ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vangold Resources Ltd. (previously trading as Paccom Ventures Inc.)	**September 30, 2003**	2003/11/28

ISSUER ADDRESS

PO Box 10321 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
brynelsen@vangold.ca	*www.vangold.ca*

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	***Dal Brynelsen***	2003/11/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"H Martyn Fowlds"	***H. Martyn Fowlds***	2003/11/28

VANGOLD RESOURCES LTD.
(previously trading as PACCOM VENTURES INC.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 and 2002

(Unaudited – Prepared By Management)

VANGOLD RESOURCES LTD.
(previously trading as PACCOM VENTURES INC.)

INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited – Prepared By Management)

	September 30, 2003	December 31, 2002 *(Audited)*
ASSETS		
CURRENT		
Cash and equivalents	$ 799,139	$ -
Accrued revenues	51,215	59,869
Prepaid and other	17,296	48,349
	867,650	108,218
OIL AND GAS PROPERTIES *(Note 3)*	373,012	307,428
MINERAL PROPERTIES *(Note 4)*	282,880	50,691
CAPITAL ASSETS	12,250	8,019
DEFERRED COMPENSATION *(Note 9)*	28,579	-
	$ 1,564,371	$ 474,356
LIABILITIES		
CURRENT		
Bank overdraft	$ -	$ 2,854
Accounts payable and accrued liabilities	56,337	50,328
Payable to joint interest owners	-	75,714
Due to related parties *(Note 5)*	-	43,315
	56,337	172,211
LOANS PAYABLE *(Note 6)*	-	97,167
	56,337	269,378
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 8)*	12,457,829	10,684,829
PROCEEDS FROM SPECIAL WARRANT FINANCINGS *(Note 7)*	218,700	238,350
CONTRIBUTED SURPLUS *(Note 9)*	43,760	-
SHARE ISSUE COSTS	(210,000)	-
DEFICIT	(11,002,255)	(10,718,201)
	1,508,034	204,978
	$ 1,564,371	$ 474,356

Approved on behalf of the Board:

"H.Martyn Fowlds"
H. Martyn Fowlds – Director

"Dal Brynelsen"
Dal Brynelsen – Director

The accompanying notes are an integral part of these interim consolidated financial statements

VANGOLD RESOURCES LTD.
(previously trading as PACCOM VENTURES INC.)

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Unaudited – Prepared By Management)

	Three months ended September 30, 2003	Nine months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
REVENUE				
Petroleum revenue	$ 90,487	$ 277,954	$ 38,042	$ 39,289
Royalties	(19,074)	(58,410)	-	-
	71,413	219,544	$ 38,042	$ 39,289
EXPENSES				
Consulting fees	15,000	42,500	-	-
Depletion and depreciation	42,994	117,602	606	1,819
Interest on long-term debt	(1,027)	3,638	-	-
Cost of financing	22,008	22,008	19,120	19,120
Management fees	30,500	53,000	7,500	22,500
Office and general	6,689	45,848	18,762	27,374
Promotion	61,223	61,223	-	-
Production costs	10,101	40,566	-	-
Professional fees	29,061	58,952	4,080	15,980
Stock-based compensation expenses	-	15,181	-	-
Transfer agent and filing fees	18,357	33,229	2,762	10,800
Travel and accommodation	7,040	9,851	(5,544)	1,639
	241,946	503,598	47,286	99,232
NET LOSS FOR THE PERIOD	(170,533)	(284,054)	(9,244)	(59,943)
DEFICIT, BEGINNING OF PERIOD	(10,831,722)	(10,718,201)	(10,577,571)	(10,526,872)
DEFICIT, END OF PERIOD	$ (11,002,255)	$ (11,002,255)	$ (10,586,815)	$ (10,586,815)

LOSS PER SHARE				
Basic		(0.03)		$ (0.02)
Fully Diluted		Anti-dilutive		
Weighted average number of share outstanding				
Basic		9,238,000		3,678,304
Fully Diluted		11,695,000		3,968,701

The accompanying notes are an integral part of these interim consolidated financial statements

VANGOLD RESOURCES LTD.
(previously trading as PACCOM VENTURES INC.)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	Three months ended September 30, 2003	Nine months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (170,553)	$ (284,054)	$ (9,244)	$ (59,943)
Adjust for items not involving cash:				
Cost of financing	15,008	15,008	19,120	19,120
Depletion and depreciation	42,994	117,602	606	1,819
Stock-based compensation expenses	-	15,181	-	-
	(112,551)	(136,263)	10,482	(39,004)
Net changes in non-cash working capital items:				
Accounts receivable			(49,278)	(50,525)
Accrued revenues	7,449	8,655	-	-
Prepaids and other	30,139	31,053	(14,748)	(252)
Accounts payable and accrued liabilities	30,039	6,010	(22,019)	(12,046)
Payable to joint interest owners	(82,532)	(256,926)	-	-
Due to related parties	(1,946)	(43,315)	3,329	25,220
	(16,851)	(254,523)	(53,220)	(37,603)
	(129,402)	(390,786)	(42,738)	(76,607)
INVESTING ACTIVITIES				
Proceeds on sale of real property	-	-	41,850	41,850
Mineral property exploration	(20,421)	(88,689)	(142,077)	(341,514)
Purchase of capital assets	(5,696)	(6,207)	-	-
	(26,117)	(94,896)	(100,227)	(299,664)
FINANCING ACTIVITIES				
Advances to related parties	-	-	-	(5,000)
Repayment of loans payable	(63,560)	(97,167)	-	-
Proceeds from loan	-	-	92,979	92,979
Proceeds shares subscribed in advance	-	-	61,700	205,700
Proceeds from Special Warrant financings	-	7,350	-	-
Proceeds from issue of share capital	1,014,992	1,447,492	-	90,000
Share issuance costs	(70,000)	(70,000)	-	-
	881,432	1,287,675	154,679	383,679
INCREASE IN CASH & CASH EQUIVALENTS	725,913	801,993	11,714	7,408
CASH & CASH EQUIVALENTS, beginning of period	73.226	(2,854)	(3,856)	450
CASH & CASH EQUIVALENTS, end of period	$ 799,139	$ 799,139	$ 7,858	$ 7,858
SUPPLEMENTARY CASH FLOW INFORMATION				
Interest paid	$ (1,027)	$ 3,638	$ -	$ -

The accompanying notes are an integral part of these interim consolidated financial statements

NOTE 1- NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada and Papua New Guinea, and oil and gas interests located in the United States.

Pursuant to a special resolution passed by shareholders on June 12, 2003, the Company has changed its name from Paccom Ventures Inc, to Vangold Resources Ltd., effective August 29, 2003. There is no consolidation of capital

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its mineral properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2002, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the nine-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

NOTE 3 –OIL AND GAS PROPERTIES

	September 30, 2003	December 31, 2002
East Corning Property, California, USA		
Carrying costs	**$ 595,947**	$ 414,735
Less amortization	**(222,935)**	(107,307)
	$ 373,012	$ 307,428

NOTE 4 – MINERAL PROPERTIES

	September 30 2003	December 31, 2002
Deferred exploration and development costs		
Staking and other associated costs	$ 9,036	$ 519
Applications, fees, and reports	13,800	1,200
Geological consulting	27,794	11,550
Food, travel and lodging	20,348	16,951
Property taxes	2,892	3,320
Other	5,792	-
Incurred during the period	79,662	33,540
Deferred expenditures, beginning of period	33,540	-
Deferred expenditures, end of period	113,202	33,540
Acquisition costs	169,679	17,151
	$ 282,880	$ 50,691
Allocated by property:		
Canada		
North Belt Property, British Columbia	$ 103,406	$ 50,690
South Belt Property, British Columbia	10,611	1
	114,017	50,691
Nevada - USA		
Gallagher Claims	9,027	-
Papua New Guinea		
Feni Island Property	159,836	-
	$ 282,880	$ 50,691

North Belt Property, British Columbia
By an agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property in consideration for 100,000 common shares of the Company (issued). The Company also agreed to pay a 5% net smelter return royalty on all future production from the property.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% net smelter return royalty, in nine Crown granted mineral claims at Rossland in the Trail Creek Mining Division, British Columbia. The Company is required to issue 50,000 common shares (issued). The agreement has been accepted for filing by the TSX Venture Exchange.

The Company completed a transaction between the Company and The Estate of Muriel Butorac ("Butorac") for the transfer of mineral properties located at Rossland, BC. In consideration of the final transfer, which occurred on July 11, 2003, 100,000 common shares were issued to Butorac.

Feni Island, Papua, New Guinea
The Company entered into a formal option agreement dated February 5, 2003 (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The agreement is subject to regulatory acceptance. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $250,000 on exploration in the fifteen (15) month period from the Commencement Date, and to issue 200,000 common shares on exchange approval of the agreement.

NOTE 4 – MINERAL PROPERTIES – (continued)

Feni Island, Papua, New Guinea - continued

Stage 2: To expend an additional $250,000 on exploration including drilling prior to September 26, 2004, and to issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

Gallagher Gold Project

The Company has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project. The Company controls a 100% interest in the property, which is located 24 miles north of Ely, Nevada.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors: management fees - $53,000 (2002 - $22,500); deferred mineral property exploration costs - $7,437 (2002 - $nil); and reimbursement of general administrative expenses - $10,233 (2002 - $nil). At September 30, 2003, $nil (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE 6 – LOANS PAYABLE

These loans bear interest at the rate of 12% per annum, are unsecured and are repayable upon written demand at any time after July 2, 2004. There is no penalty if the Company repays the loans prior to this date. During the quarter ending the September 30, 2003, the loans were repaid by the Company.

NOTE 7 – SPECIAL WARRANT FINANCINGS

a) The Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds will be used for exploration on the Company's East Corning Property and for general working capital purposes.

b) The Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share on or before October 27, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

NOTE 8 - SHARE CAPITAL

a) Authorized: 100,000,000 common shares without par value

	Shares		Value
Issued:			
Balance at December 31, 2001	1,966,975	$	10,370,955
Issued during the period:			
- by exercise of Special Warrants	1,250,000		150,000
- for settlement of debt	547,543		54,754
- by private placement	1,800,000		90,000
- for loan financing costs	159,333		19,120
Balance at September 30, 2002 *(Unaudited)*	5,732,851	$	10,684,829
Balance at December 31, 2002	5,723,851	$	10,684,829
Issued during the period:			
- by exercise of share purchase warrants	1,250,000		187,500
Balance at March 31, 2003 *(Unaudited)*	6,973,851	$	10,872,329
Issued during the period:			
- by exercise of share purchase warrants	1,800,000		180,000
- for cash – private placement	166,666		25,000
- for acquisition of property	100,000		21,000
Balance at June 30, 2003 *(Unaudited)*	9,040,517	$	11,098,329
Issued during the period:			
- by exercise of Special Warrants	270,000		27,000
- for cash – private placement	5,350,000		1,070,000
- for acquisition of property	250,000		122,500
- for loan financing costs	250,000		140,000
Balance at September 30, 2003 *(Unaudited)*	15,160,517	$	12,457,829

b) PRIVATE PLACEMENTS

The Company has entered into a private placement of 350,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. A finder's fee of $7,000 (paid) in accordance with the policies of the TSX Venture exchange will be paid. The private placement was accepted for filing by the TSX Venture Exchange.

The Company has closed a brokered private placement financing of $1,000,000. The subscription price for each unit was $0.20 and each unit consisted of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.30 per share. Five million shares have been issued before taking into account the exercise warrants. In accordance with the terms of the placement the Company has paid the managing broker a commission of 7% and a broker's warrant. A finders fee of 250,000 common shares, in accordance with the TSX Venture Exchange guidelines, has been paid. The private placement was accepted for filing by the TSX Venture Exchange.

NOTE 8 - SHARE CAPITAL (Continued)

c) PRIVATE PLACEMENTS - continued

The Company has negotiated a brokered a private placement financing of up to $187,500. The subscription price for each unit is $0.375 and each unit consists of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.50 per share. Up to 500,000 shares will be issued before taking into account the exercise warrants. In accordance with the terms of the placement the Company has agreed to pay the managing broker a commission and a broker's warrant.

Subsequent to September 30, 2003, the private placement has been accepted for filing by the TSX Venture Exchange.

The Company has negotiated a non-brokered a private placement financing of up to $12,572. The subscription price for each unit is $0.40. Up to 31,430 shares will be issued. The shares are subject to a hold period and may not be traded until February 9, 2004. A finders fee of $1,250 is payable to Explorada Resource Management Ltd. .

Subsequent to September 30, 2003, the private placement has been accepted for filing by the TSX Venture Exchange.

NOTE 9 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 12, 2003. The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

Stock-Based Compensation

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 3.5%; expected volatility of 135%; and weighted average life of 1.7 years.

Had the Company determined compensation cost based on the fair value at the date of the grant for its employees stock options, the net loss would have increased by $39,036 for the nine month period ended September 30, 2003.

The Company has recognized to date stock based compensation for non-employees in the amount of $43,760 (December 31, 2002 - $NIL), of which $15,181 (December 31, 2002 - $NIL) has been charged to operations.
The balance of $28,579 will be recognized during the next fiscal year over the stock option vesting period.

A summary of the changes in the Company's common share purchase options is presented below:

(Unaudited – see Notice to Reader)

NOTE 9 – STOCK OPTION PLAN (Continued)

	September 30, 2003		December 31, 2002	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	393,000	$ 0.10	393,000	$ 0.10
Granted	1,319,460	0.22	-	-
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Balance, end of period	1,712,460	$ 0.19	393,000	$ 0.10

Stock options are outstanding to directors and officers to acquire up to 393,000 common shares at a price of $0.10 per share exercisable until May 9, 2006, and 1,319,460common shares at a price of $0.22 per share exercisable until April 7, 2008.

NOTE 10 – SUBSEQUENT EVENTS

The Company has negotiated a brokered a private placement financing of up to $500,000. The subscription price for each unit is $0.50 and each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.58 per share. Up to 1,000,000 shares will be issued before taking into account the exercise warrants. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval for filing by the TSX Venture Exchange.

A private placement consisting of 1,540,000 Special Warrants at a price of $0.15 per Special Warrant were exercised in October 27, 2003, by issuing 1,540,000 common shares of the Company at $0.15 per share for total proceeds of $231,000.

A private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant were exercised on October 10, 2003. Each Special Warrant automatically converts, at no additional cost, into units of the Company. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: ______ Schedule A

X Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vangold Resources Ltd. (previously trading as Paccom Ventures Inc.)	**September 30, 2003**	2003/11/28

ISSUER ADDRESS
PO Box 10321, #880 – 609 Granville Street

CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V7Y 1G5	(604) 685-6940	(604) 685-5535

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 685-5535

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
brynelsen@vangold.ca	*www.vangold.com*

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	**Dal Brynelsen**	2003/11/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"H. Martyn Fowlds"	**H. Martyn Fowlds**	2003/11/28

VANGOLD RESOURCES LTD.
(previously trading as PACCOM VENTURES INC.)

Form 51-901F - Quarterly Report
For the Nine Months Ended September 30, 2003

Schedule B:

1. *Analysis of expenses and deferred costs*: See **Schedule A.**

2. *Related party transactions*: See **Schedule A.**

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the quarter ended September 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
July 15, 2003	Common Shares	Private Placement	350,000	$0.20	$ 70,000	$ 70,000	$7,000
August 7, 2003	Common Shares	Property acquisition	50,000	$0.21	$ 10,500	-	Nil
September 15, 2003	Common Shares	Private Placement	5,000,000	$0.20	$ 1,000,000	$ 914,992	$85,008.
September 15, 2003	Common Shares	Property acquisition	200,000	$0.56	$ 112,000	-	
September 15, 2003	Common Shares	Finders fee	250,000	$0.56	$ 140,000	-	

   b) Summary of options granted during the quarter ended September 30, 2003: Nil

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued share capital: See Schedule A.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. Directors and Officers as at September 30, 2003:

Directors

Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H. Martyn Fowlds
J. Michael Mackey

Officers

Dal Brynelsen, President and CEO
Denise Brynelsen, Secretary
H. Martyn. Fowlds, Vice President
Locke Goldsmith, Vice President - Exploration

VANGOLD RESOURCES LTD.
(previously trading as PACCOM VENTURES INC.)
Form 51-901F - Quarterly Report
For the Nine Months Ended September 30, 2003

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

The following discussion has been prepared by management and is a review of the financial results of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the nine months ended September 30, 2003 and 2002 and should be read in conjunction with the financial statements and accompanying notes and can found on the company's website under the heading "Financials". Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Description of Business

Pursuant to a special resolution passed by shareholders on June 12, 2003, the Company has changed its name from Paccom Ventures Inc, to Vangold Resources Ltd., effective August 29, 2003.

Vangold Resources Ltd. (previously trading as Paccom Ventures Inc) is a development stage mining exploration and oil and natural gas production company. The company focuses its exploration activities on two significant projects namely the Feni island Gold Project in Papua New Guinea and the Rossland Gold Project at Rossland BC.

In addition, natural gas exploration is being conducted at the East Corning field located near Red Bluff in the northern portion of the Sacramento Basin of California. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange under the symbol VAN.

Operations

Feni Island, Papua, New Guinea

The Company entered into a formal option agreement dated February 5, 2003 (amended June 10, 2003) to option a 75% undivided interest in tenement EL 1021, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. The agreement has been accepted for filing by the TSX Ventures Exchange. The property is subject to a 1% NSR royalty. To earn a 50% interest, the Company must incur $1.5 million in exploration expenditures on or before June 30, 2005. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares, subject to regulatory approval:

Stage 1: To expend a minimum of $500,000 on exploration on or before September 26, 2004, and to issue 200,000 common shares (issued) on Exchange approval of the agreement.

Stage 2: To issue an additional 200,000 common shares by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

The Feni Island group is located within the "Lihir Corridor" which is an evolving island arc composed of volcanic rocks, typified by enriched volatiles and copper gold values produced by partial melting of a subduction modified lithospheric mantle.

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Feni Island, Papua, New Guinea – continued

A world-class example of this process is the Lihir Mine, located along trend to the north of Feni. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million contained ounces of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cut-off). Gold mineralization is concentrated along permeable feeder zones within areas of widespread, low grade (1-2 g/t) gold mineralization. Importantly, each feeder zone within a mineralising system has a potential for 1.5 to 3 million oz/t gold if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m at 1.2 g/t Au and 10 m at 5.56g/t Au. To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development, the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

Subsequent to September 30, 2003 the Company hired the services of Dr. David Lindley, a consulting geologist and a Papua New Guinea minerals specialist, to supervise and direct the immediate commencement of the Feni gold project exploration and drilling program, of which the preparation work is underway. (Details of the work program is available in the Company's news release dated October 15, 2003)

The Company and New Guinea Gold have agreed, by way of a letter of intent, to jointly purchase all the shares in a private Papua New Guinea company, Kanon Resources Ltd. The purchase in Kanon will be on a 50/50 basis. It is subject to completion of a share purchase agreement between the parties, a shareholder agreement between the company and Vangold Resources Ltd. and approval by the regulatory authorities.

Kanon holds title to five gold projects in Papua New Guinea, most of which can be regarded as advanced-stage projects with significant gold known in trench and drill hole, and with further drill-ready targets. The properties total 1,399 square kilometres in area. The company and Vangold are reviewing available historical data on the properties to plan future exploration programs.

Rossland Property

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups: North Belt (includes the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately northeast and north of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; Deer Park Hill group to the southwest of Rossland. Vangold's properties contain numerous old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. No meaningful exploration work was conducted during the period.

During the quarter ending September 30, 2003 the Company acquired an additional 20 mineral claims (reverted Crown grants) resulting from a sealed bid auction conducted by the Ministry of Energy and Mines. The claims overlie prospective portions of the western extention of the Le Roi mine which contributed to most of the production in the Rossland mining camp. A recent report commissioned by the company and authored by Lang

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Rossland Property – continued

Geoscience Inc., describing this area, has stated that the potential for discovery of gold resources exploitable by open pit or underground development is high and a comprehensive exploration program is recommended. The principal claims of the group contain three, small, former producing gold mines known as the Coxey, the Giant and the California mines.

During the quarter ending September 30, 2003, the Company entered into an agreement with Teck Cominco Metals Ltd. ("Teck") to purchase a 100% interest, subject to a 2% net smelter returns royalty, in 9 Crown granted mineral claims located in the Trail Creek Mining Division, British Columbia. The Company is required to issue 50,000 common shares (issued). The agreement has been accepted for filing by the TSX Venture Exchange.

Vangold is continuing to consolidate a very strategic and import land position at Rossland, BC, historically Western Canada's second largest gold producing camp. An ongoing compilation of work going back the last 100 years leads us to believe that this area has the potential for a significant gold deposit within an 8 km long structure that remains open to depth.

East Corning Property

During Q3, 2003 Vangold Resources Ltd. completed an agreement to increase its joint participation in the ninth well (Black Pearl) which was drilled at the Company's East Corning Field property in Tehama County, California. Vangold has increased its participation from 3.75% working interest (3.0NRI) to an 11.75% working interest (9.40%NRI).

Exploration and development drilling is continuing and a new well location is currently being prepared. The spud date for this the 10th well should occur shortly. The success of the Company's and partners multiple drill program over the last 17 months is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property last year which identified a number of very prospective, high probability drill targets.

Our 6,500-acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF

Gallagher Gold Project

The Company has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project. The Company controls a 100% interest in the property, which is located 24 miles north of Ely, Nevada and 15 miles south east of the Limousine Butte Project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

Financial Results

Operating revenues for the quarter ended September 30, 2003 were $180,255, up from $39,289 for the same period last year, as a result of production from the East Corning Field. Expenses for the period ended September 30, 2003 were $503,598 vs. $99,232 for the same period in 2002. This increase reflects the cost associated with a much higher level of corporate activity for the company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Financial Results - continued

For the period ended September 30, 2003, a net loss of $284,054 was reported as compared with a net loss of $59,943 for the corresponding quarter in 2002 and a basic loss of $0.03 per share, compared with $0.02 for the corresponding quarter in 2002.

Proceeds from financing activities during the nine months ended September 30, 2003, totalled $1,454,842 vs. $388,679 for the same period in 2002. The Company is using these funds primarily for exploratory expenses and operating overheads.

Related Party Transactions

The Company incurred the following amounts to directors: management fees - $53,000 (2002 - $22,500); deferred mineral property exploration costs - $7,437 (2002 - $nil); and reimbursement of general administrative expenses - $10,233 (2002 - $nil). At September 30, 2003, $nil (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

Loans Payable

The Company had loans outstanding in the amount of $63,581 as at June 30, 2003. During the quarter ending September 30, 2003 the Company repaid the loans.

Special Warrant Financings

The Company completed a private placement consisting of 1,540,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $154,000. Each unit issued on the conversion of a Special Warrant will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 22, 2003. Directors and private companies whose shareholders are related to directors subscribed to 570,000 Special Warrants of the offering. The proceeds will be used for exploration on the Company's East Corning Property and for general working capital purposes.

The Company completed a private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant for gross proceeds of $91,700. Each Special Warrant will automatically convert, at no additional cost, into units of the Company at the earlier of one year from the date of the Special Warrants are issued or on the fifth business day following receipt from the British Columbia Securities Commission for the Company's Annual Information Form. Each unit issued on the conversion of a Special Warrant will consist of one common share and
one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.10 per share on or before October 27, 2003. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

At September 30, 2003 the Company had *15,160,517* shares outstanding (2002 – 5,732,851).

Private Placement

The Company has entered into a private placement of 350,000 units at a price of $0.20 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.25 per share for a period of one year. The proceeds of the private placement will be used for general working capital. A finder's fee of $7,000 (paid) in accordance with the policies of the TSX Venture exchange will be paid. The private placement was accepted for filing by the TSX Venture Exchange.

The Company has closed a brokered private placement financing of $1,000,000. The subscription price for each unit was $0.20 and each unit consisted of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.30 per share. Five million shares were issued before taking into account the

Schedule C:

**MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULT OF OPERATIONS**

PRIVATE PLACEMENTS – continued

exercise warrants. In accordance with the terms of the placement the Company has paid the managing broker a commission of 7% and a broker's warrant. A finders fee of 250,000 common shares, in accordance with the TSX Venture Exchange guidelines, was paid.The private placement was accepted for filing by the TSX Venture Exchange.

The Company has negotiated a brokered a private placement financing of up to $187,500. The subscription price for each unit is $0.375 and each unit consists of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.50 per share. Up to 500,000 shares will be issued before taking into account the exercise warrants. In accordance with the terms of the placement the Company has agreed to pay the managing broker a commission and a broker's warrant.
Subsequent to September 30, 2003, the private placement has been accepted for filing by the TSX Venture Exchange.

The Company has negotiated a non-brokered a private placement financing of up to $12,572. The subscription price for each unit is $0.40. Up to 31,430 shares will be issued.The shares are subject to a hold period and may not be traded until February 9, 2004. A finders fee of $1,250 is payable to Explorada Resource Management Ltd.

Subsequent to September 30, 2003, the private placement has been accepted for filing by the TSX Venture Exchange.

Stock Option Plan
The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 12, 2003. The number of options granted may exceed 10% of the outstanding shares at the time of granting the options.

The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

Stock-Based Compensation – refer to *Note 9* of the financial statements (Schedule A)

Subsequent Events
The Company has negotiated a brokered a private placement financing of up to $500,000. The subscription price for each unit is $0.50 and each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.58 per share. Up to 1,000,000 shares will be issued before taking into account the exercise warrants. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval for filing by the TSX Venture Exchange.

A private placement consisting of 1,540,000 Special Warrants at a price of $0.15 per Special Warrant were exercised in October 27, 2003, by issuing 1,540,000 common shares of the Company at $0.15 per share for total proceeds of $231,000.

A private placement consisting of 917,000 Special Warrants at a price of $0.10 per Special Warrant were exercised on October 10, 2003. Each Special Warrant automatically converts, at no additional cost, into units of the Company. Each unit issued on the conversion of a Special Warrant will consist of one common share and

Schedule C:

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Subsequent Events – Continued

one non-transferable share purchase warrant entitling the holder to purchase an additional common share at a price of $0.15 per share. Directors and relatives of directors subscribed to 442,000 Special Warrants of the offering. The proceeds will be used for property exploration and general working capital.

Business Risks

As a young and evolving development stage mining exploration and oil and natural gas production company Vangold faces several key risks in its business, including possible commodity price downturns, unexpectedly high depletion rates for gas reservoirs, retention of skilled employees, and adequacy of capital and/or cash flow to pursue our business plan objectives. This list is not intended to be exhaustive, but merely to communicate to shareholders certain key risks faced by the Company in its business.

We attempt to mitigate these risks through various strategic and operating mechanisms such as ongoing evaluation and investigation of resource prospects, the application of bold, entrepreneurial and innovative thinking, fair and equitable compensation and workplace policies, flexibility in operational decision making, and ongoing reviews and discussions of industry sector market conditions in order to maintain an operating advantage. We feel these strategies reduce our business risk to an acceptable level thereby allowing Vangold Resources Ltd. to continue to grow and maximize shareholder value.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A

___ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vangold Resources Ltd.	**March 31, 2004**	2004/05/30

ISSUER ADDRESS

PO Box 10321 #880 – 609 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver,	BC	V7Y 1G5	(604) 685-5940	(604) 684-1974

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 684-1974

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
brynelsen@vangold.ca	*www.vangold.ca*

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Dal Brynelsen"	***Dal Brynelsen***	2004/05/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"H Martyn Fowlds"	***H. Martyn Fowlds***	2004/05/30

VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004 and 2003

(Unaudited – Prepared By Management)

VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited – Prepared By Management)

	March 31, 2004	December 31, 2003 *(Audited)*
ASSETS		
CURRENT		
Cash and equivalents	$ 1,767,350	$ 1,495,731
Accrued revenues	19,552	31,648
Advances receivable	357,317	46,282
Prepaid and other	32,645	19,114
Due from related parties (Note 6)	9,232	5,660
	2,186,096	1,598,435
OIL AND GAS PROPERTIES *(Note 3)*	124,454	167,342
MINERAL PROPERTIES *(Note 4)*	530,975	341,758
INVESTMENT (Note 5)	406,103	-
PROPERTY AND EQUIPMENT	14,368	12,343
DEFERRED COMPENSATION *(Note 9)*	50,215	50,215
	$ 3,312,211	$ 2,170,093
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 52,495	$ 54,214
Payable to joint interest owners	31,045	66,896
Due to related parties *(Note 6)*	129	129
	83,669	121,239
ASSET RETIREMENT OBLIGATIONS	21,354	21,354
	105,023	142,593
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 7)*	14,901,996	13,468,451
CONTRIBUTED SURPLUS *(Note 8)*	182,362	182,362
DEFICIT	(11,877,170)	(11,623,313)
	3,207,188	2,027,500
	$ 3,312,211	$ 2,170,093

Approved on behalf of the Board:

"H.Martyn Fowlds" — *H. Martyn Fowlds – Director*

"Dal Brynelsen" — *Dal Brynelsen – Director*

The accompanying notes are an integral part of these interim consolidated financial statements

VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Unaudited – Prepared By Management)

	Three months ended March 31, 2004	Three months ended March 31, 2003
REVENUE		
Petroleum revenue	$ 88,955	$ 55,060
Royalties	(18,451)	(11,553)
	70,504	43,507
EXPENSES		
Production costs	51,396	10,555
Management fees	51,000	7,500
Depletion and depreciation	44,417	39,846
Advertising	32,803	-
Office and general	32,665	10,793
Investor relations	27,192	-
Travel, promotion and accommodation	26,782	-
Professional fees	26,062	16,116
Consulting fees	16,250	11,000
Transfer agent and filing fees	15,794	5,882
Interest on long-term debt	-	2,640
	324,361	104,332
NET LOSS FOR THE PERIOD	(253,857)	(60,825)
DEFICIT, BEGINNING OF PERIOD	(11,623,313)	(10,718,201)
DEFICIT, END OF PERIOD	$ (11,877,170)	$ (10,779,026)
LOSS PER SHARE		
Basic	(0.03)	$ (0.01)
Fully Diluted	*Anti-dilutive*	*Anti-dilutive*
Weighted average number of share outstanding		
Basic	13,154,000	6,557,000
Fully Diluted	15,483,000	8,644,000

The accompanying notes are an integral part of these interim consolidated financial statements

VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	Three months ended March 31, 2004	Three months ended March 31, 2003
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (253,857)	$ (60,825)
Adjust for items not involving cash:		
Interest accrued on loans	-	2,640
Depletion and depreciation	44,417	39,846
	(209,440)	(18,339)
Net changes in non-cash working capital items:		
Advances receivable	(311,035)	-
Accrued revenues	12,096	2,776
Prepaids and other	(13,531)	44,351
Accounts payable and accrued liabilities	(1,719)	(9,064)
Payable to joint interest owners	(35,851)	(19,692)
Due from related parties	(3,572)	(5,794)
	(353,612)	12,577
	(563,052)	(5,762)
INVESTING ACTIVITIES		
Mineral property exploration	(189,217)	(6,436)
Oil & Gas exploration	(615)	-
Purchase of property and equipment	(2,939)	-
Investment	(70,103)	-
	(262,874)	(6,436)
FINANCING ACTIVITIES		
Repayment of loans payable	-	(17,723)
Proceeds from Special Warrant financings	-	7,350
Proceeds from issue of share capital	1,097,545	187,500
	1,097,545	177,127
INCREASE IN CASH & CASH EQUIVALENTS	271,619	164,929
CASH & CASH EQUIVALENTS, beginning of period	1,495,731	(2,854)
CASH & CASH EQUIVALENTS, end of period	$ 1,767,350	$ 162,075
SUPPLEMENTARY CASH FLOW INFORMATION		
Interest paid	$ -	$ 3,641
Income taxes paid	-	$ -

The accompanying notes are an integral part of these interim consolidated financial statements

NOTE 1- NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada and Papua New Guinea, and oil and gas interests located in the United States.

Pursuant to a special resolution passed by shareholders on June 12, 2003, the Company has changed its name from Paccom Ventures Inc, to Vangold Resources Ltd., effective August 29, 2003. There is no consolidation of capital

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $11,877,170 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its mineral properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and have been reviewed by the Company's Audit Committee. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2003, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

NOTE 3 –OIL AND GAS PROPERTIES

	March 31, 2004	December 31, 2003
East Corning Property, California, USA		
Carrying costs	$ **637,257**	$ 636,642
Less amortization	**(512,803)**	(469,300)
	$ **124,454**	$ 167,342

NOTE 4 – MINERAL PROPERTIES

	March 31, 2004	December 31, 2003
North Belt Property – British Columbia		
Staking and other associated costs	$ -	$ 9,255
Applications, fees, and reports	-	1,668
Food, travel and lodging	-	7,400
Property taxes	-	2,893
Incurred during the period	-	21,216
Deferred expenditures, beginning of period	54,756	33,640
Deferred expenditures, end of period	54,756	54,756
Acquisition costs - Balance beginning of period	48,650	17,150
Shares issued	-	31,500
Acquisition costs - Balance end of period	$ 48,650	$ 48,650
	$ 103,406	$ 103,406
South Belt Property – British Columbia		
Applications, fees, and reports	$ -	$ 6,110
Geological consulting	-	4,500
Incurred during the period	-	10,610
Deferred expenditures, beginning of period	10,610	-
Deferred expenditures, end of period	10,610	10,610
Acquisition costs – Balance beginning and end of year	1	1
	$ 10,611	$ 10,611
Gallagher Gold Project - Nevada - USA		
Acquisition costs - Gallagher Claims	$ -	$ 9,028
Deferred expenditure incurred during year	-	3,460
	$ 12,488	$ 12,488
Feni Island Property – Papua New Guinea		
Consulting fees and reports	$ -	$ 29,669
Aircraft rental	2,545	16,982
Field costs	59,142	14,104
Assays	4,666	11,814
Drilling	43,419	-
Equipment and rental	8,319	10,629
Geological consulting	657	8,943
Operators fees	24,395	-
Travel and accommodation	3,040	8,092
Field wages	43,034	5,786
Tenement income	-	(2,765)
Incurred during year	189,217	103,254
Deferred expenditures, beginning of period	103,254	-
Deferred expenditures, end of period	$ 292,471	$ 103,254
Acquisition costs – balance beginning and end of period	112,000	112,000
	$ 404,471	$ 215,254
Total Mineral Property	$ 530,975	$ 341,758

NOTE 4 – MINERAL PROPERTIES (Continued)

North Belt Property, Trail Mining Division, British Columbia, Canada

The Company has a 100% interest in 8 mineral claims, of which five are subject to a 2% NSR royalty and two are subject to a 4% NSR royalty, and a 50% interest in one claim subject to a 4% NSR royalty. The Company also owns 38 acres of real property. By an agreement dated August 12, 2002, the Company sold a potion of the land in Rossland, B.C. as part of the North Belt Property for proceeds of $41,850, net of commissions.

By an agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property in consideration for 100,000 common shares of the Company (issued at a deemed value of $21,000). The Company also agreed to pay a 5% net smelter return royalty on all future production from the property.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% net smelter return royalty, in nine Crown granted mineral claims at Rossland in the Trail Creek Mining Division, British Columbia. The Company issued 50,000 common shares at a deemed value of $10,500.

South Belt Property, Trail Mining Division, British Columbia, Canada

The Company has a 100% interest, subject to a 2% NSR royalty, in sixty-six mineral claims.

Gallagher Gold Project

The Company has acquired by staking, a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project.

Feni Island, Papua, New Guinea

The Company entered into a formal option agreement dated February 5, 2003 (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guine . The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares:

<u>Stage 1</u>: To expend a minimum of $250,000 on exploration in the fifteen (15) month period from the Commencement Date, and to issue 200,000 common shares on exchange approval of the agreement.

<u>Stage 2</u>: To expend an additional $250,000 on exploration including drilling prior to September 26, 2004, and to issue an additional 200,000 common shares by June 30, 2004.

<u>Stage 3</u>: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

<u>Stage 4</u>: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

NOTE 5 – INVESTMENT

Kanon Resources Ltd.

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement for the acquisition of 95% of the shares of Kanon Resources Ltd. ("Kanon). Upon closing of this acquisition, the Company and NGG each hold a 50% interest in Kanon (including the 5% interest already held by NGG). The Company and NGG have advanced $70,000 each (for a total of $140,000), issued a total of 3,000,000 common shares (1,600,000 shares of the Company at a deemed value of $0.21 per share and 1,400,000 shares of NGG) to the vendors. These shares are subject to a one year hold to February 14, 2005. The Company and NGG have also signed a Shareholders Agreement regarding the management of Kanon. Subsequent to March 31, 2004, the Company advanced $215,000 (50% share) to Kanon Resources Ltd. to fund exploration expenses until June 30, 2004.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors: management fees - $39,000 (2003 - $7,500); deferred mineral property exploration costs - $nil (2003 - $1,241); and reimbursement of general administrative expenses - $5,375 (2003 - $1,785). At March 31, 2004, $129 (December 31, 2003 - $129) was owing to these parties without interest or fixed terms of repayment. Also, another related party owed the Company $9,232 at March 31, 2004. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE 7 - SHARE CAPITAL

a) Authorized: 100,000,000 common shares without par value

	Shares		Value
Issued:			
Balance at December 31, 2001	1,966,975	$	10,370,955
Issued during the period:			
- by exercise of Special Warrants	1,250,000		150,000
- for settlement of debt	547,543		54,754
- by private placement	1,800,000		90,000
- for loan financing costs	159,333		19,120
Balance at December 31, 2002	5,732,851	$	10,684,829
Issued during the period:			
- by exercise of Special Warrants	5,507,000		690,200
- by private placements, net of issue costs	7,298,096		1,686,722
- by exercise of stock options	103,000		17,500
- for acquisition of property	350,000		143,500
- by conversion of Special Warrants	2,457,000		245,700
Balance at December 31, 2003	21,438,947	$	13,468,451
- by exercise of Warrants	3,570,000		1,062,200
- by private placements, net of issue costs	37,218		24,192
- by exercise of stock options	27,883		11,153
- for acquisition of property	1,600,000		336,000
Balance at March 31, 2004	**26,674,048**	**$**	**14,901,996**

b) PRIVATE PLACEMENT

The Company completed a private placement of 37,218 units at a price of $0.65 per unit to net the Company proceeds of $24,192. Each unit will consist of one common share and one-half of a non-transferable share purchase warrant. Each full warrant is exercisable for a one year period to acquire a common share at $0.80 per share. The shares are subject to a hold period expiring July 11, 2004. The proceeds of the placement will be used for general working capital.

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 12, 2003. The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

Stock-Based Compensation

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 3.5%; expected volatility of 135%; and weighted average life of 1.7 years.

As at December 31, 2003, the Company has recognized stock based compensation in the amount of $182,362 (December 31, 2002 - $NIL), of which $132,147 (December 31, 2002 - $NIL) has been charged to operations.
The balance of $50,215 will be recognized during the current fiscal year over the stock option vesting period.

A summary of the changes in the Company's common share purchase options is presented below:

	March 31, 2004			December 31, 2003		
	Number		**Weighted Average Exercise Price**	Number		Weighted Average Exercise Price
Balance, beginning of period	**1,705,060**	**$**	**0.21**	393,000	$	0.10
Granted	**-**		**-**	1,415,060		0.23
Exercised	**(27,883)**		**0.22**	(103,000)		.17
Forfeited / Cancelled	**(67,717)**		**0..22**	-		-
Balance, end of period	**1,609,460**	**$**	**0.21**	1,705,060	$	0.21

Stock options are outstanding to directors and officers to acquire up to 350,000 common shares at a price of $0.10 per share exercisable until May 9, 2006, and 1,259,460 common shares at a price of $0.22 per share exercisable until April 7, 2008.

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining and oil and gas activities in Canada, Papue New Guinea and the United States. Segmented operations and identifiable assets are as follows:

		Three months Ended March 31, 2004	Three months Ended March 31, 2003
Loss of operations			
Canada	$	**(229,462)**	(64,947)
Papua New Guinea		**-**	-
United States		**(24,395)**	4,122
	$	**(253,857)**	(60,825)
Identifiable assets			
Canada	$	**2,377,135**	227,238
Papua New Guinea		**761,788**	3,520
United States		**173,288**	343,463
	$	**3,312,211**	575,221

NOTE 10 – SUBSEQUENT EVENTS

Amendment to Stock Option Plan

The Company has amended its Stock Option Plan dated March 28, 2003, to increase the common shares available for issue to certain officers, directors, employees and consultants of the Company to a total of five million shares, subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The Plan is a fixed plan that allows the Company to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options. Any options granted under the plan may not be exercisable until the necessary disinterested shareholder approval is obtained and the options have vested in accordance with the terms of the plan.

The Company proposed the issuance of two million incentive stock options to directors and 430,540 incentive stock options to employees and consultants, exercisable for three years at a price of $0.70 per share. The Company has decided not to proceed with the granting of these options.

Consulting Agreement

On April 13, 2004 the Company entered into an agreement with Hedblom Partners Ltd, a European Investor Relations company to arrange and organize meetings and presentations for the Company in Zurich, Geneva, London and Stockholm. The Company paid a down payment of US$7,600.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: ______ Schedule A

_X_ Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Vangold Resources Ltd.	December 31, 2003	04/05/28

ISSUER ADDRESS

PO Box 10321, #880 – 609 Granville Street

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V7Y 1G5	(604) 685-5970	(604) 684-1974

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Dal Brynelsen	Director	(604) 684-1974

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
brynelsen@vangold.ca	www.vangold.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Dal Brynelsen	**Dal Brynelsen**	04/05/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Martyn Fowlds	**H. Martyn Fowlds**	04/05/28

VANGOLD RESOURCES LTD.
Form 51-901F – Quarterly Report

March 31, 2004 and 2003

Schedule B:

1. *Analysis of expenses and deferred costs*: See **Schedule A.**

2. *Related party transactions*: See **Schedule A.**

3. *Summary of securities issued and options granted during the period:*

   a) Summary of securities issued during the quarter ended March 31, 2004:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid
January 22, 2004	Common Shares	Warrants	200,000	$0.26	$ 52,000	$ 52,000	-
January 23, 2004	Common Shares	Warrants	1,700,000	$0.30	$ 510,000	$ 510,000	-
January 29, 2004	Common Shares	Warrants	650,000	$0.30	$ 195,000	$ 195,000	-
January 30, 2004	Common Shares	Warrants	100,000	$0.30	$ 30,000	$ 30,000	-
February 4, 2004	Common Shares	Warrants	350,000	$0.30	$ 105,000	$ 105,000	-
February 13, 2004	Common Shares	Warrants	250,000	$0.30	$ 75,000	$ 75,000	-
February 13, 2004	Common Shares	Property acquisition	1,600,000	$0.21	$ 336,000	-	-
February 27, 2004	Common Shares	Options	27,883	$0.40	$ 11,153	$ 11,153	-
March 4, 2004	Common Shares	Warrants	20,000	$0.26	$ 5,200	$ 5,200	-
March 9, 2004	Common Shares	Warrants	100,000	$0.30	$ 30,000	$ 30,000	-
March 16, 2004	Common Shares	Private Placement	37,218	$0.65	$ 24,192	$ 24,192	-
March 19, 2004	Common Shares	Warrants	100,000	$0.30	$ 30,000	$ 30,000	-
March 22, 2004	Common Shares	Warrants	100,000	$0.30	$ 30,000	$ 30,000	-
			5,235,101			$1,097,545	

   b) Summary of options granted during the quarter ended March 31, 2004: Nil

4. *Summary of securities as at the end of the reporting period*:

   a) Authorized share capital: 99,987,500 common shares without par value

   b) Issued share capital: See Schedule A.

   c) Options and Warrants outstanding: See Schedule A.

   d) Number of shares held in escrow: NIL

5. Directors and Officers as at March 31, 2004:

Directors

Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H. Martyn Fowlds
J. Michael Mackey

Officers

Dal Brynelsen, President and CEO
H. Martyn. Fowlds, Vice President, Secretary
Locke Goldsmith, Vice President - Exploration

Form 52-109FT2 – Certification of Interim Filing during Transition Period

I, Harry Barr, CEO of Freegold Ventures Limited certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Freegold Ventures Lmited for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED: May 14, 2004

Per: "*Harry Barr*"

Harry Barr
Chief Executive Officer

URBANA CORPORATION

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Thomas S. Caldwell, President of Urbana Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Urbana Corporation**, for the interim period ending **March 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 10, 2004

"Thomas S. Caldwell"

Thomas S. Caldwell

President

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Dal Brynelsen, President and CEO of Vangold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

Dal S. Brynelsen, President and CEO

VANGOLD RESOURCES LTD.
Form 51-102F1 – Quarterly Report

MANAGEMENT DISCUSSION AND ANALYSIS

March 31, 2004 and 2003

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, Vangold Resources Ltd. discloses that its external auditors have not reviewed the unaudited financial statements for the period ended March 31, 2004.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS

Vangold Resources Ltd. (the "Company" or "Vangold") is a development stage mineral exploration and oil and natural gas production company. Vangold is engaged in the identification, acquisition, evaluation and exploration of mineral properties located in Canada and Papua New Guinea and oil and gas interests in the United States. In respect of its mineral properties it is currently actively exploring in Papua New Guinea. Regarding the oil and gas it is currently active in Tehama County, California, United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol VAN.

Vangold conducts business independently as well as though joint venture and option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a property. The following is a brief discussion of Vangold's major projects.

Feni Gold Project, Papua New Guinea

Vangold's principal property is the Feni Gold Project at the Feni Islands in Papua New Guinea. Pursuant to an option agreement with New Guinea Gold Corporation (TSX-V:NGG) ("NGG"), Vangold has an option to earn a 75% undivided interest in tenement EL 1021 covering 37 square kilometres on Ambitle and Babase Islands that form the Feni Islands. Subsequent to March 31, 2004, a second license was obtained, EL 1331. This license forms part of the option agreement and the combined area of EL 1021 and EL1331 is 166.6 sq km which is the entire area of the Feni Islands. The property is subject to a 1% NSR royalty. To earn a 50% interest, the Company must incur $1.5 million in exploration expenditures on or before June 30, 2005.

In January of 2004, Vangold received the first results for the biogeochemical and panned concentrate stream surveys conducted on Ambitle Island. The tree-bark survey outlined a clearly anomalous, ENE trending zone 700 m long and 150m wide. This zone overlies the immediate strike extension of an intense Induced Polarization (IP) anomaly lying coincident with a strong potassic alteration anomaly. Together the anomalies form a zone of about 2000m long (1.2 miles) within which diamond drill hole (1998) MAD 001 returned 188m of 1.20 gm/t Au (bottomed in mineralization at 256m). The panned concentrate survey covered an area of 12 sq. kilometres. The presence of assay detectable gold, found in most samples, indicated widespread distribution of alluvial gold within and beyond the immediate survey area. Based on an anomalous threshold of 0.1 ppm contained gold, 65 of 81 panned concentrates (81%) were anomalous for gold.

In February, Vangold awarded the drilling contract for the first phase drill program to Zenex Drilling (PNG) Ltd. The drill rig was mobilized to the island, a camp was constructed and by mid-March, drilling had commenced. Also a further detailed biogeochemical and stream sediment pan concentrate surveys were conducted. In addition to localizing areas for drilling, the purpose of these two surveys was to assist in the vectoring of drill targets that may be coincident with a large unexplained IP resistively anomaly measuring at least 1.5 km by 750 m, lying tangentially to 1998 drill hole MAD 001 (188m at 1.20 g/t Au, hole bottomed in mineralization).The first phase drilling program explores a pronounced and previously untested IP anomaly approximately 2000m by 800m laying southwest

and structurally along trend from two significant areas of widespread gold mineralization. Results from the first holes will be released as soon as they are received.

Significant geochemical/geophysical anomalies have been delineated by the Company and these targets will be drilled over the spring/summer of 2004.

During the three months ended March 31, 2004 the Company advanced $500,000 to NGG. As at March 31, 2004 advances made totalled $357,317 and will be charged to expenses as and when statements of expenditures are received from NGG.

As at March 31, 2004, $189,217 was expensed on the Feni property. Expenditures during the comparable period ending March 31, 2003 was $nil.

Expenditures on the Feni Project as at March 31, 2004 are as follows:

	Three Months Ended March 31, 2004	Year Ended December 31, 2003	
Consulting fees and reports	-	29,669	
Aircraft rental	2,545	16,982	
Field costs	59,142	14,104	Increase in site preparation cost for drilling.
Assays	4,666	11,814	
Drilling	43,419	-	Initial drilling expenses.
Equipment rental	8,319	10,629	
Geological consulting	657	8,943	
Operators fees	24,395	-	Operator's fees.
Travel and accommodation	3,040	8,092	
Field wages	43,034	5,786	Increased labour re; site prep and drilling.
Tenement income	-	(2,765)	
	$ 189,217	$ 103,254	

Kanon Properties, Papua New Guinea

During the first quarter, 2004, Vangold signed a Share Purchase Agreement and received TSX Venture Exchange approval, for the acquisition of 95% of the shares of Kanon Resources Ltd. ("Kanon") a private company registered in Papua New Guinea. Upon closing, Vangold and NGG each hold a 50% interest in Kanon. Kanon holds 100% of five prospecting licenses and 50% of one, all of which are located in Papua New Guinea. The properties total approximately 1,446 sq kms in area. To purchase the licences, both Vangold and NGG paid to Kanon $70,000. Vangold issued 1.6 million shares at a deemed value of $0.21 per share and are subject to a one year hold to February 14, 2005. NGG issued 1.4 million shares. Vangold and NGG each have an effective 50% interest in Mt. Allemata, Bismarck, Yup River and Fergusson properties. NGG will have an effective 75% interest in the Mt. Nakru property and a 60% interest in the Mt. Penck property after the required expenditure of $300,000 of initial exploration costs. Subsequent to March 31, 2004, the Company advanced $215,000 (50% share) to Kanon Resources Ltd. to fund exploration expenses until June 30, 2004. Vangold is reviewing available historical data on the properties to plan future exploration programs with an estimated budget totalling $1,985,000 of which Vangolds share is expected to be $842,500.

East Corning, Oil and Gas Project

In March of 2004 Vangold reported that its wholly owned subsidiary, Corning Energy Inc, a Nevada company, and it partners, were producing in excess of 3.4 mmcf of natural gas per day from six wells in the East Corning Gas Field. East Corning is located near Red Bluff, Tehama County, in the Sacramento Valley, California. The Company had

earned a 5.0% working interest (3.75% net revenue interest) in six wells, a 2.7% working interest (2.025% net revenue interest) in one well, and a 11.75% working interest (9.75% net revenue interest) in an eighth well. Corning consented to participate (4.375% W.I.) in the drilling of the next well in the program, Strange Brew #5. Drilling was expected to commence on May 1, 2004.

Operating Results

As at March 31, 2004, the results of the Company's oil and gas operations before depletion and depreciation for the three months ended were as follows:

		March 31, 2004	March 31, 2003
Petroleum revenue	$	88,955	55,060
Royalties paid		(18,451)	(11,553)
Production costs		(51,396)	(10,555)
Net Petroleum Income	$	19,108	32,952

Rossland, British Columbia

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups: North Belt (includes the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately northeast and north of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; and Deer Park Hill group to the southwest of Rossland. Vangold's properties contain numerous old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. No meaningful exploration work was conducted during the year. The Company maintained the properties in good standing. The Company was in discussion with several companies regarding the possibility of joint venture during the period and further discussions are planned for the spring of 2004.

Vangold is continuing to consolidate its core land position at Rossland, BC, historically Western Canada's second largest gold producing camp. An ongoing compilation of work going back the last 100 years leads us to believe that this area has the potential for a significant gold deposit within an 8 km long structure that remains open to depth.

Expenditures on the Rossland Properties as at March 31, 2004 were as follows:

	March 31, 2004	March 31, 2003
Staking and other associated costs	-	-
Food, travel and lodging	-	1,241
Property taxes	-	1,675
Applications, fees and reports	-	3,520
Geological consulting	-	-
	$ -	$ 6,436

Gallagher Gold Project

The Company has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project. The Company controls a 100% interest in the property (claims held in trust) which is located 24 miles north of Ely, Nevada and 15 miles south east of the Limousine Butte Project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

During the year ended December 31, 2003 the Company paid acquisition costs of $9,028 for the above property and expended $3,460 on staking and other associated costs. There was no expenditure on the property during the period ending March 31, 2004. During the comparable period ending 2003 there were no expenditures on the property.

SELECTED FINANCIAL DATA

Summary of Quarterly Results

	Three Months Ended March 31,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	$	$	$	$	$
OPERATIONS:					
Revenues	88,955	55,060	371,863	132,680	-
Net Income (Loss)	(253,857)	(60,825)	(905,112)	(191,329)	(85,318)
Basic and diluted income (loss) per share	(0.03)	(0.01)	(0.08)	(0.05)	(0.04)
BALANCE SHEET:					
Working capital (deficiency)	2,102,427	70,032	1,477,196	(63,993)	(75,362)
Total assets	3,312,211	574,221	2,170,093	474,356	72,038
Long-term liabilities Total	21,354	82,084	21,354	97,167	-

RESULTS OF OPERATIONS

Operating revenues for the three months ended March 31, 2004 were $88,955, up from $55,060 for the same period last year, as a result of production from the East Corning Field. Total expenses for the three months ended March 31, 2004 were $324,361 vs. $104,332 for the same period in 2003. This increase reflects the costs associated with a much higher level of corporate activity for the Company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For the three months ended March 31, 2004, a net loss of $253,857 was reported as compared with a net loss of $60,825 for the corresponding period in 2003 and a basic loss of $0.03 per share, compared with $0.01 per share for the corresponding period in 2003.

Net proceeds from financing activities during the period under review, totalled $1,097,545 vs. $187,500 for the same period in 2003. The Company is using these funds primarily for exploratory expenses and operating overheads.

As at the end of March 31, 2004, the Company has cash and cash equivalents of $1,767,350, accrued revenues of $19,552, advances receivable of $357,317, prepaid expenses of $32,645, due from related parties $9,232 and loans payable to related parties of $129, payables to joint interest owners of $31,045 and accounts payable of $52,495 for total working capital of $2,102,427compared to $70,032 for the comparable period in 2003.

EXPENSES

Total expenses for the three months ended March 31, 2004 was $ 324,361 compared to $104,332 in 2003. The increase of $220,029 was due to increased general exploration activity, management fees, professional fees, administrative costs and investor relations expenses incurred during the period under review and the significant increase in oil and gas production costs.

Management fees increased by $43,500 during the three month period ended from $7,500 in 2003 to $51,000. Fees payable to related parties increased by $31,500 due to increases approved by the Board of Directors and to the significant expansion of the Company's business and management's active involvement therein. The balance of the

increase of $12,000 was paid to an independent management consultant to assist management in corporate and financial matters.

The Company retains outside consultants to maintain its accounting, legal and administrative functions on an on-going basis and charges these expenses to professional fees. Professional fees increased by $9,945 from $16,116 in 2003 to $26,062 during the current quarter. The increase was mainly due to administrative fees which increased by $13,737: accounting and legal fees decreased by $4,500 and $931 respectively. The increase in administrative fees reflects the expansion of the Company's business and the necessity of maintaining more comprehensive corporate and accounting records.

Advertising expenses of $32,803 (2003 - $nil) was incurred by advertising the Company through well known media groups both locally and abroad. This form of advertising has assisted the Company indirectly in raising much needed capital.

Office and general expenditures including office rent and printing increased significantly by $21,872 compared to comparable period in 2003 as a result of increased day to day office activities and having to expand its office facilities due to the Company's increased exploration and related financing activities in Papua New Guinea.

Transfer agent and filing fees for the period ended March 31, 2004 increased by $9,912 compared to the previous year's figures due to increased activity in filing corporate documents and in raising finances for the Company and the issuance of shares.

Travel, promotion and accommodation expenses increased significantly during the year by $19,292 as the Company continued focussed its efforts on expanding investor awareness of the Company's exploration projects. During the period under review Mr. Dal Brynelsen travelled to Europe to give a presentation to potential investors and to negotiate an investor relations agreement for the Company. Representatives of the Company also participated in mining trade shows and conferences both locally and other out of town areas.

Consulting fees paid to outside consultants increased from $11,000 in the comparable period in 2003 to $16,250. During the period under review the Company paid $10,000 to a consultant in Europe who advised the Company on financial and potential investments matters.

During the quarter ended the Company's oil and gas production costs increased by $40,841 compared the same period in 2003 due mainly to increased production and provisional taxes being withheld.

Management of Vangold foresees the possibility of a significant change to its expenses during the coming year resulting from its exploration activities both locally and abroad based on the results of current exploration. These expenses are contingent upon the Company's ability to fund these projects through private placements and other forms of financings. In the event that the Company does not receive the required funding, Management will review all on-going expenditures and take the appropriate action.

LIQUIDITY AND SOLVENCY

As at March 31, 2004 the Company had working capital of $2,102,427 and will continue to rely on raising capital through private placements, exercise of warrants and options to fund all of its projects.

Subsequent to March 31, 2004 the Company received $142,500 in proceeds from the exercise of warrants and $4,400 in proceeds from the exercise of stock options.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2004 the Company incurred the following amounts to directors: management fees - $39,000 (2003 - $7,500); deferred mineral property exploration costs - $nil (2003 - $1,241); and reimbursement of general and administrative expenses - $5,375 (2002 - $1,785). At March 31, 2003, $129 (2003 -

$37,250) was owing to a related parties without interest or fixed terms of repayment. As at March 31, 2004, $9,232 (2003 - $nil) was owed to the Company from a related party for expenses advanced. These transactions are in the normal course of business and are measured at the exchange amount.

INVESTOR RELATIONS

The Company has contracted Mr. Robin Moriarty, an independent investor relations specialist to provide investor relations services to the Company. These services include acting as investor relations contact, creating and implementing a communications plan and being a liaison to the investment community. During the three months ended, Mr. Moriarty was paid a fee of $5,000 per month plus reimbursement of expenses totalling $12,192.

CRITICAL ACCOUNTING POLICIES

Investments in corporations in which the Company shares control are accounted for using the equity method, whereby the investment is initially recorded at cost and will be adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions if received.

SUBSEQUENT EVENTS

Amendment to Stock Option Plan

The Company has amended its Stock Option Plan dated March 28, 2003, to increase the common shares available for issue to certain officers, directors, employees and consultants of the Company to a total of five million shares, subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The Plan is a fixed plan that allows the Company to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options. Any options granted under the plan may not be exercisable until the necessary disinterested shareholder approval is obtained and the options have vested in accordance with the terms of the plan.

The Company proposed the issuance of two million incentive stock options to directors and 430,540 incentive stock options to employees and consultants, exercisable for three years at a price of $0.70 per share. The Company has decided not to proceed with the granting of these options.

Consulting Agreement

On April 13, 2004 Vangold entered into an agreement with Hedblom Partners Ltd, a European Investor Relations company to arrange and organize meetings and presentations for Vangold in Zurich, Geneva, London and Stockholm. The Company paid a down payment of US7, 600.

Appointment of Director

On April 19, 2004, Mr. Peter A. McNeil, a resident of Western Australia was appointed a director of the Company. Mr. McNeil is currently managing director of Tas Gold Ltd. and is a non-executive director of Macmin Silver Ltd. and New Guinea Gold. He is also the managing director of Kanon Resources Ltd., a private Papua New Guinea company which was recently purchased jointly by the Company and New Guinea Gold.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Dal Brynelsen, President and CEO of Vangold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2004

Dal S. Brynelsen, President and CEO

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, H. Martyn Fowlds, Treasurer and Chief Financial Officer of Vangold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Vangold Resources Ltd., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 26, 2004

H. Martyn Fowlds, Treasurer and Chief Financial Officer

Schedule "A"

VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Unaudited – Prepared By Management)

NOTICE TO READER

The financial statements which follow are prepared by management and are neither audited nor reviewed by the Company's auditor.

VANGOLD RESOURCES LTD.
(formerly **PACCOM VENTURES INC.**)

INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited – Prepared By Management)

	June 30, 2004	December 31, 2003 *(Audited)*
ASSETS		
CURRENT		
Cash and equivalents	$ 1,551,095	$ 1,495,731
Accrued revenues	12,660	31,648
Advances receivable	-	46,282
Prepaid and other	43,664	19,114
Due from related parties (Note 6)	2,701	5,660
	1,610,120	1,598,435
OIL AND GAS PROPERTIES *(Note 3)*	128,331	167,342
MINERAL PROPERTIES *(Note 4)*	1,190,066	341,758
INVESTMENT (Note 5)	553,003	-
PROPERTY AND EQUIPMENT	13,455	12,343
DEFERRED COMPENSATION *(Note 9)*	989,757	50,215
	$ 4,484,732	$ 2,170,093
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 61,657	$ 54,214
Payable to joint interest owners	143,395	66,896
Due to related parties *(Note 6)*	129	129
	205,181	121,239
ASSET RETIREMENT OBLIGATIONS	21,354	21,354
	226,535	142,593
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 7)*	15,210,396	13,468,451
CONTRIBUTED SURPLUS *(Note 8)*	1,195,447	182,362
DEFICIT	(12,147,646)	(11,623,313)
	4,258,197	2,027,500
	$ 4,484,732	$ 2,170,093

Approved on behalf of the Board:

H. Martyn Fowlds – Director

Dal Brynelsen – Director

The accompanying notes are an integral part of these interim consolidated financial statements

VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Unaudited – Prepared By Management)

	Three months ended June 30, 2004	Six months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2003
REVENUE				
Petroleum revenue	$ 46,658	$ 135,613	$ 132,407	$ 187,467
Royalties	(6,298)	(24,749)	(27,783)	(39,336)
	40,360	110,864	104,624	148,131
EXPENSES				
Management fees	51,000	102,000	15,000	22,500
Depletion and depreciation	43,544	87,961	34,762	74,608
Professional fees	52,052	78,114	13,775	29,891
Office and general	31,797	64,462	28,366	39,159
Advertising	30,122	62,925	-	-
Travel, promotion and accommodation	20,156	46,938	-	-
Investor relations	18,123	45,315	-	-
Consulting fees	17,000	33,250	16,500	27,500
Transfer agent and filing fees	13,157	28,951	8,990	14,872
Production costs	(44,386)	7,010	19,910	30,465
Interest on long-term debt	-	-	2,025	4,665
Stock-based compensation expenses	73,543	73,543	15,181	15,181
Interest on long-term debt	-	-	2,811	2,811
	306,107	630,469	157,320	261,652
LOSS FOR THE PERIOD before undermentioned item	(265,747)	(519,605)	(52,696)	(113,521)
Loss written-off on investment (Note 5)	(4,729)	(4,729)	-	-
NET LOSS FOR THE PERIOD	(270,476)	(524,334)	(52,696)	(113,521)
DEFICIT, BEGINNING OF PERIOD	(11,877,170)	(11,623,313)	(10,779,026)	(10,718,201)
DEFICIT, END OF PERIOD	$ (12,147,646)	$ (12,147,647)	$ (10,831,722)	$ (10,831,722)
LOSS PER SHARE				
Basic		$ (0.04)		$ (0.02)
Fully Diluted		Anti-dilutive		Anti-dilutive
Weighted average number of share outstanding				
Basic		14,896,000		7,388,000
Fully Diluted		16,400,000		9,224,000

The accompanying notes are an integral part of these interim consolidated financial statements

VANGOLD RESOURCES LTD.
(formerly PACCOM VENTURES INC.)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	Three months ended June 30, 2004	Six months ended June 30, 2004	Three months ended June 30, 2003	Three months ended June 30, 2003
CASH FLOWS PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (270,476)	$ (524,334)	$ (52,696)	$ (113,521)
Adjust for items not involving cash:				
Interest accrued on loans	-	-	2,025	4,665
Depletion and depreciation	43,544	87,961	34,762	74,605
Stock-based compensation expenses	73,543	73,543	15,181	15,181
	(153,389)	(362,830)	(728)	(19,067)
Net changes in non-cash working capital items:				
Advances receivable	357,317	46,282		-
Accrued revenues	6,892	18,988	(1,571)	1,205
Prepaids and other	(11,019)	(24,550)	(43,437)	914
Accounts payable and accrued liabilities	9,162	7,443	(14,965)	(24,029)
Payable to joint interest owners	112,350	76,499	(154,702)	(174,394)
Due from related parties	6,531	2,959	(35,575)	(41,369)
	481,233	127,621	(250,250)	(237,673)
	327,844	(235,209)	(250,978)	(256,740)
INVESTING ACTIVITIES				
Mineral property exploration	(595,091)	(784,307)	(61,832)	(68,268)
Oil & Gas Exploration	(46,508)	(47,123)	-	-
Purchase of property and equipment	-	(2,939)	(511)	(511)
Investment	(146,900)	(217,003)	-	-
	(788,499)	(1,051,372)	(62,343)	(68,779)
FINANCING ACTIVITIES				
Repayment of loans payable	-	-	(20,528)	(38,251)
Proceeds from Special Warrant financings	-	-	40,000	7,350
Proceeds from shares subscribed in advance	-	-	-	40,000
Proceeds from issue of share capital	244,400	1,341,945	250,000	392,500
	244,400	1,341,945	224,472	401,599
INCREASE IN CASH & CASH EQUIVALENTS	(216,255)	55,364	(88,849)	76,080
CASH & CASH EQUIVALENTS, beginning of period	1,767,350	1,495,731	162,075	(2,854)
CASH & CASH EQUIVALENTS, end of period	1,551,095	$ 1,551,095	$ 73,226	$ 73,226
SUPPLEMENTARY CASH FLOW INFORMATION				
Interest paid		$ -		$ 4,665
Income taxes paid		-		$ -

The accompanying notes are an integral part of these interim consolidated financial statements

NOTE 1- NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada and Papua New Guinea, and oil and gas interests located in the United States.

Pursuant to a special resolution passed by shareholders on June 12, 2003, the Company has changed its name from Paccom Ventures Inc, to Vangold Resources Ltd., effective August 29, 2003. There is no consolidation of capital

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $12,147,646 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its mineral properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and have been reviewed by the Company's Audit Committee. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2003, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

NOTE 3 –OIL AND GAS PROPERTIES

	June 30, 2004	December 31, 2003
East Corning Property, California, USA		
Carrying costs	**$ 683,766**	$ 636,642
Less amortization	**(555,435)**	(469,300)
	$ 128,331	$ 167,342

(Unaudited – see Notice to Reader)

NOTE 4 – MINERAL PROPERTIES

	June 30, 2004	December 31, 2003
North Belt Property – British Columbia		
Staking and other associated costs	$ -	$ 9,255
Applications, fees, and reports	149	1,668
Food, travel and lodging	-	7,400
Property taxes	-	2,893
Incurred during the period	149	21,216
Deferred expenditures, beginning of period	54,756	33,640
Deferred expenditures, end of period	54,905	54,756
Acquisition costs - Balance beginning of period	48,650	17,150
Shares issued	-	31,500
Acquisition costs - Balance end of period	$ 48,650	$ 48,650
	$ 103,555	$ 103,406
South Belt Property – British Columbia		
Applications, fees, and reports	$ 100	$ 6,110
Property taxes	1,090	-
Geological consulting	-	4,500
Incurred during the period	1,190	10,610
Deferred expenditures, beginning of period	10,610	-
Deferred expenditures, end of period	11,800	10,610
Acquisition costs – Balance beginning and end of year	1	1
	$ 11,801	$ 10,611
Gallagher Gold Project - Nevada - USA		
Acquisition costs - Gallagher Claims	$ -	$ 9,028
Deferred expenditure incurred during year	-	3,460
	$ 12,488	$ 12,488
Feni Island Property – Papua New Guinea		
Drilling	$ 336,831	$ -
Field costs	108,834	14,104
Operators fees	72,385	-
Field wages	71,857	5,786
Equipment and rental	46,957	10,629
Aircraft rental	32,968	16,982
Assays	23,689	11,814
Travel and accommodation	14,935	8,092
Geophysics	6,512	-
Geological consulting	4,629	8,943
Consulting fees and reports	-	29,669
Tenement income	-	(2,765)
Incurred during year	719,597	103,254
Deferred expenditures, beginning of period	103,254	-
Deferred expenditures, end of period	$ 822,851	$ 103,254
Acquisition costs – balance beginning and end of period	112,000	112,000
- option payment (200,000 shares at $0.32 per share)	64,000	
	$ 998,851	$ 215,254

(Unaudited – see Notice to Reader)

NOTE 4 – MINERAL PROPERTIES (Continued)

		June 30, 2004		December 31, 2003
Kanon Resources Ltd – Papua New Guinea				
Bismark - project				
Aircraft rental	$	1,258	$	-
Consulting fees		487		-
Field and other expenses		2,056		-
Field wages		2,986		-
Geophysics		6,651		-
Travel and accommodation		3,162		-
		16,600		-
Mt Allemata - project				
Aircraft rental		21		-
Assays		6,871		-
Consulting fees		5,524		-
Field and other expenses		8,258		-
Field wages		5,460		-
Geophysics		1,259		-
Travel and accommodation		1,491		-
		28,884		-
Fergusson - project				
Assays		5,615		-
Consulting fees		3,368		-
Field and other expenses		3,087		-
Field wages		685		-
Geophysics		673		-
		13,428		-
Yup River - project				
Consulting fees		314		-
Field and other expenses		3,587		-
Field wages		334		-
Geophysics		224		-
		4,459		-
Deferred expenditures, beginning of period		-		
Deferred expenditures, end of period	$	63,371	$	-
Total Mineral Property	$	1,190,066	$	341,758

North Belt Property, Trail Mining Division, British Columbia, Canada

The Company has a 100% interest in 8 mineral claims, of which five are subject to a 2% NSR royalty and two are subject to a 4% NSR royalty, and a 50% interest in one claim subject to a 4% NSR royalty. The Company also owns 38 acres of real property. By an agreement dated August 12, 2002, the Company sold a potion of the land in Rossland, B.C. as part of the North Belt Property for proceeds of $41,850, net of commissions.

By an agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property in consideration for 100,000 common shares of the Company (issued at a deemed value of $21,000). The Company also agreed to pay a 5% net smelter return royalty on all future production from the property.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% net smelter return royalty, in nine Crown granted mineral claims at Rossland in the Trail Creek Mining Division, British Columbia. The Company issued 50,000 common shares at a deemed value of $10,500.

South Belt Property, Trail Mining Division, British Columbia, Canada

The Company has a 100% interest, subject to a 2% NSR royalty, in sixty-six mineral claims.

Gallagher Gold Project

The Company has acquired by staking, a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project.

Feni Island, Papua, New Guinea

The Company entered into a formal option agreement dated February 5, 2003 (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenses and by issuing common shares:

Stage 1: To expend a minimum of $250,000 on exploration in the fifteen (15) month period from the Commencement Date, and to issue 200,000 common shares (issued) on exchange approval of the agreement.

Stage 2: To expend an additional $250,000 on exploration including drilling prior to September 26, 2004, and to issue an additional 200,000 common shares (issued) by June 30, 2004.

Stage 3: To expend an additional $1,000,000 by June 30, 2005, and to issue an additional 200,000 common shares by June 30, 2005. Upon completion of a total expenditure of $1,500,000 and issuance of 600,000 shares, a 50% interest in the mineral property will vest to the Company.

Stage 4: To spend an additional $1,000,000 on exploration prior to June 30, 2006, and to issue an additional 200,000 common shares by June 30, 2006. Upon completion of a total expenditure of $2,500,000 and the issuance of 800,000 common shares, a further 25% interest in the mineral property will vest to the Company for a total of a 75% interest.

NOTE 5 – INVESTMENT

Kanon Resources Ltd.

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement for the acquisition of 95% of the shares of Kanon Resources Ltd. ("Kanon). Upon closing of this acquisition, the Company and NGG each hold a 50% interest in Kanon (including the 5% interest already held by NGG). The Company and NGG have advanced $70,000 each (for a total of $140,000), issued a total of 3,000,000 common shares (1,600,000 shares of the Company at a deemed value of $0.21 per share and 1,400,000 shares of NGG) to the vendors. These shares are subject to a one year hold to February 14, 2005. The Company and NGG have also signed a Shareholders Agreement regarding the management of Kanon.

As at June 30, 2004, the Company advanced $215,000 (50% share) to Kanon Resources Ltd. to fund exploration expenses until June 30, 2004. As at June 30, 2004 the company had incurred exploration expenditures of $63,371 and incurred a net loss of $4,729.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company incurred the following amounts to directors: management fees - $78,000 (2003 - $22,500); deferred mineral property exploration costs - $nil (2003 - $7,437); and reimbursement of general administrative expenses - $7,996 (2003 - $9,405). At June 30, 2004, $129 (December 31, 2003 - $129) was owing to these parties without interest or fixed terms of repayment. Also, another related party owed the Company $2,701 at June 30, 2004. These transactions are in the normal course of business and are measured at the exchange amount.

NOTE 7 - SHARE CAPITAL

a) Authorized: 100,000,000 common shares without par value

	Shares		Value
Issued:			
Balance at December 31, 2001	1,966,975	$	10,370,955
Issued during the period:			
- by exercise of Special Warrants	1,250,000		150,000
- for settlement of debt	547,543		54,754
- by private placement	1,800,000		90,000
- for loan financing costs	159,333		19,120
Balance at December 31, 2002	5,732,851	$	10,684,829
Issued during the period:			
- by exercise of Special Warrants	5,507,000		690,200
- by private placements, net of issue costs	7,298,096		1,686,722
- by exercise of stock options	103,000		17,500
- for acquisition of property	350,000		143,500
- by conversion of Special Warrants	2,457,000		245,700
Balance at December 31, 2003	21,438,947	$	13,468,451
- by exercise of Warrants	4,370,000		1,302,200
- by private placements, net of issue costs	37,218		24,192
- by exercise of stock options	47,883		15,553
- for acquisition of property	1,800,000		400,000
Balance at June 30, 2004	**27,694,048**	**$**	**15,210,396**

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares as of June 12, 2003. The number of options granted may exceed 10% of the outstanding shares at the time of granting the options. The exercise price of options granted shall not be less than the fair market value of the common shares on the date of the grant and the exercise period shall not exceed five years from the date any option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the Optionee is a consultant or employed in an investor relations capacity.

Amendment to Stock Option Plan

The Company has amended its Stock Option Plan dated March 28, 2003, to increase the common shares available for issue to certain officers, directors, employees and consultants of the Company to a total of five million shares, subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The Plan is a fixed plan that allows the Company to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options. Any options granted under the plan may not be exercisable until the necessary disinterested shareholder approval is obtained and the options have vested in accordance with the terms of the plan.

Stock-Based Compensation

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Dividend yield of 0%; risk-free interest of 2.9%; expected volatility of 101.17%; and weighted average life of 2 years.

As at June 30, 2004 Company has recognized stock based compensation in the amount of $1,195,447 (June 30, 2003 - $182,362), of which $205,690 (June 30, 2003 - $15,181) has been charged to operations.
The balance of $989,757 will be recognized during the current fiscal year over the stock option vesting period.

A summary of the changes in the Company's common share purchase options is presented below:

	June 30, 2004		December 31, 2003	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	**1,705,060**	**$ 0.21**	393,000	$ 0.10
Granted	**3,130,540**	**0.60**	1,415,060	0.23
Exercised	**(47,883)**	**0.22**	(103,000)	.17
Forfeited / Cancelled	**(97,717)**	**0.22**	-	-
Balance, end of period	**4,690,000**	**$ 0.47**	1,705,060	$ 0.21

Stock options are outstanding to directors and officers to acquire up to 350,000 common shares at a price of $0.10 per share exercisable until May 9, 2006, and 1,209,460 common shares at a price of $0.22 per share exercisable until April 7, 2008 and 3,130,540 common shares at a price of $0.60 per exercisable until June 15, 2007.

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining and oil and gas activities in Canada, Papue New Guinea and the United States. Segmented operations and identifiable assets are as follows:

		Six months Ended June 30, 2004	Six months Ended June 30, 2003
(Loss) Income of operations			
Canada	$	(537,324)	(157,524)
Papua New Guinea		(4,729)	-
United States		17,719	44,003
	$	(524,334)	(113,521)
Identifiable assets			
Canada	$	2,728,688	298,859
Papua New Guinea		1,615,225	47,561
United States		140,819	380,515
	$	4,484,732	726,935

NOTE 10 – COMMITMENT

Consulting Agreement

On April 13, 2004 the Company entered into an agreement with Hedblom Partners Ltd, a European Investor Relations company to arrange and organize meetings and presentations for the Company in Zurich, Geneva, London and Stockholm. The Company paid a down payment of US$7,600.

VANGOLD RESOURCES LTD.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004 and 2003

OVERVIEW

The following discussion has been prepared by management as at August 23, 2004 and is a review of the unaudited interim consolidated financial results of Vangold Resources Ltd. (the "Company" or "Vangold") based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the six months ended June 30, 2004 and 2003 and should be read in conjunction with the audited financial statements and accompanying notes as at December 31, 2003.

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Corning Energy Inc. (a Nevada Corporation). All inter-company transactions and balances have been eliminated.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS

Vangold is a development stage mineral exploration and oil and natural gas production company. Vangold is engaged in the identification, acquisition, evaluation and exploration of mineral properties located in Canada and Papua New Guinea and oil and gas interests in the United States. In respect of its mineral properties it is currently actively exploring in Papua New Guinea. Regarding the oil and gas it is currently active in Tehama County, California, United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol VAN. Vangold conducts business independently as well as though joint venture and option or earn-in agreements whereby it provides 100% of the funding in the Feni Gold Project in order to earn a controlling interest in a property and contributes to 50% of the funding in the Kanon project. The following is a brief discussion of Vangold's major projects.

Feni Gold Project, Papua New Guinea

Vangold's principal property is the Feni Gold Project at the Feni Islands, New Ireland Province, in Papua New Guinea southeast of, and along trend from the Lihir Gold Mine. The Feni Islands consist of two islands, Ambilte and Babase, which show very similar geology including widespread known (drilled) gold mineralization, similar alteration styles and similar alkaline intrusives to the Lihir Islands, and in particular to the Lihir Mine (42M ozs gold in resources).

Pursuant to an option agreement with New Guinea Gold Corporation, TSX-: NGG ("NGG") Vangold has an option to earn a 75% undivided interest in tenement EL 1021 covering 37 square kilometres.. During the six months ended June 30, 2004, a second license was obtained, EL 1331. This license forms part of the option agreement and the combined area of tenement licenses EL 1021 and EL1331 is 166.6 sq km which is the entire area of the Feni Islands. The property is subject to a 1% NSR royalty. To earn a 50% interest, the Company must incur $1.5 million in exploration expenditures on or before June 30, 2005.

During the quarter ended June 30, 2004, Papua New Guinea geologist, Jeremiah Ninkama completed the biogeochemical panned concentrate sampling ot the central crater area on Ambitle Island, A total of 47 panned concentrates and 251 biogeochemistry samples were collected, The biogeochemistry sampling was restricted to areas where tephra cover is known to be thin or absent. The areas included the Kabang and Dome Prospects, covering an area of about 3.3 sq. km.

Also during the quarter, Dr. David Lindley, project manager in Papua New Guinea, and a qualified person as defined in NI 43-101, reported that the first three diamond core holes in the initial drilling program were completed prior to the temporary cessation of drilling in late May. The first two holes, MAD005 and MAD007, intersected encouraging results and required further follow-up. MAD006, which was drilled to test a major induced polarization (IP) anomaly approximately 900 metres southwest of holes MAD005 and MAD007, failed to intersect significant gold values but did encounter narrow zones of sulphides (up to 10 per cent sulphides) between 125 and 237 metres in depth, coincident with argillic alteration and brecciation. This sulphide would appear to account for the IP anomaly at this location.

Hole MAD005 (final depth 350 metres), which was drilled 50 metres north of the original gold discovery in MAD001, intersected gold values comparable with those in MAD001, but with less depth extent to the gold grades. This may indicate that further exploration (drill holes) should target the area to the south of MAD001. Best intersection was 48 metres of 1.54 g/t gold between 50 and 98 metres depth, which correlates with 52 metres of 1.65 g/t gold in MAD001 between 68 and 120 metres depth. The copper content increases significantly below 100 metres depth and the drill hole appears to penetrate significant porphyry copper/gold mineralization. As an example, between 230 metres and 248 metres the core contains 0.72 g/t gold and 0.68 per cent copper. MAD007 was collared approximately 100 metres southwest of MAD005 and was drilled in a northwesterly direction across a structure know as the Kabang structural zone. This hole encountered porphyry copper/gold mineralization, but without zones of elevated gold as in hole MAD005, throughout its entire length of 350 metres. The best intersection was 44 metres of 0.54 g/t gold and 0.21 per cent copper between 72 and 116 metres depth. The best gold encountered was near the bottom of the hole -- two metres of 1.35 g/t gold between 344 and 346 metres depth. Target areas for the next phase of drilling include the Matangkaka gossan, the area to the south of hole MAD001 and the area to the SW of the Kabang gold and gold/copper mineralization,

As at June 30, 2004, $719,597 was expensed on the Feni property. Expenditures during the comparable period ending March 31, 2003 was $nil.

Expenditures on the Feni Project as at June 30, 2004 are as follows:

	Six Months Ended June 30, 2004	Year Ended December 31,2003	
Consulting fees and reports	-	29,669	
Aircraft rental	32,968	16,982	
Field costs	108,834	14,104	Site preparation cost
Assays	23,689	11,814	
Drilling	336,831	-	Paid to independent contractor
Equipment rental	46,957	10,629	
Geological consulting	4,629	8,943	
Geophysics	6,512	-	
Operators fees	72,385	-	Operator's fees.
Travel and accommodation	14,935	8,092	
Field wages	71,857	5,786	Increased labour re; site prep and drilling.
Tenement income	-	(2,765)	
	$ 719,597	$ 103,254	

Kanon Properties, Papua New Guinea

During the first quarter, 2004, Vangold and NGG signed a Share Purchase Agreement and received TSX Venture Exchange approval, for the acquisition of 95% of the shares of Kanon Resources Ltd. ("Kanon") a private company registered in Papua New Guinea. Vangold and NGG each hold a 50% interest in Kanon. Kanon holds 100% of five prospecting licenses and 50% of one, all of which are located in Papua New Guinea. The properties total approximately 1,446 sq kms in area. To

purchase the licences, Vangold and NGG each paid to Kanon CDN$70,000. Vangold issued 1.6 million shares at a deemed value of $0.21 per share. The shares are subject to a one year hold to February 14, 2005. NGG issued 1.4 million shares. Vangold and NGG each have an effective 50% interest in Mt. Allemata, Bismarck, Yup River and Fergusson properties. NGG will have an effective 75% interest in the Mt. Nakru property and a 60% interest in the Mt. Penck property after the required expenditure of CDN$300,000 of initial exploration costs. During the quarter ended June 30, 2004, the Company advanced $215,000 (50% share) to Kanon Resources Ltd. to fund exploration expenses until June 30, 2004. Vangold is reviewing available historical data on the properties to plan future exploration programs with an estimated budget totalling $1,985,000 of which Vangolds share is expected to be $842,500.

Mt. Penck Gold Project

During the quarter under review, drill testing of the Kavola East prospect on the Mt Penck property in Papua New Guinea commenced. The objectives of this initial 1,000-metre diamond core drilling program at Kavola is to test the near surface or shallow depth extent of the widespread gold encountered in soils and trenches and to allow an initial resource estimate to be calculated if appropriate. Kavola is one of six named prospects within the Mt Penck property system. Kavola is a 400-metre-long-by-200-metre-wide area of anomalous gold in soils. Previous trench results from this zone have returned marginal gold grades.

Only one drill hole was previously drilled at Kavola and this hole intersected one metre of 23.2 grams per tonne gold and six metres of 6.1 grams per tonne gold within broader zones of 1.0 gram per tonne to 1.5 grams per tonne gold. Widespread gold in rock samples, soils and streams was located around Mt Penck, an extinct, eroded strata volcano within a northerly trending structural zone. This structural zone is reported to be up to 800 metres in width and exceeds several kilometres in length. Within this zone, there are also reported to be linear zones of argillic/quartz alteration with gold mineralization, that individually vary from 200 metres to 800 metres in length and 15 metres to over 150 metres in width. The Kavola mineralization is hosted within pervasive, argillically altered volcanics with moderate to strong silicification. This anomaly may represent gold mineralization at the intersection of two individual structures within the above-mentioned structural zone. The anomaly has a central core zone approximately 250 metres long, averaging 40 metres in width, in which the soils exceed one gram per tonne gold. Approximately 500 linear metres of trench indicate substantial gold in the subsurface rocks below the anomalous soils.

Until now, prior drilling and good surface exposures by others prevented reliable conclusions being made on the overall potential and size of the Mt Penck system. The widespread distribution of gold at surface, however, suggests that the overall gold mineralized system could be large. The mineralization appears to be related to relatively recent volcanic activity and is hosted by volcanic rocks similar to the Lihir mine (40 million ounces contained gold) however the area is not "hot," as is the case at Lihir.

The results of this initial 1,000-metre diamond core drilling program may allow an initial resource estimate to be calculated if appropriate. The initial drill program will complete approximately 15 holes, of 50 to 70 metres in depth each, spaced at 50-metre intervals throughout the mineralization zone. This program should take approximately four weeks to complete with assay results in approximately six weeks. A further assessment of the potential of the entire Mt Penck property will commence in the near future.

Mt. Allemata

The Mr. Allemata property (EL 1323 of 243 sq kms) is beneficially owned 50% Vangold and 50% NGG. The property includes 13 named prospects of which to date, Kanon has conducted exploration on only two, Uloulo and Mt. Haluba. During the quarter Vangold announced that trench and soil results confirmed two extensive gold mineralized systems (each more than 800,000 sq m), at the Mt. Allemata property in Papua New Guinea. The above trench, 4m of 100 g/t gold, is 20m along strike from a previously sampled 1.4m wide gold zone averaging 71.9 g/t gold (within a 4m wide zone of 18.7 g/t gold) which was reported in a news release dated March 9, 2004.

In addition to the trench result, exceptional very high (for soils) gold in soil values were encountered such as a 200m surface width (11 samples taken at 25m intervals), averaging 1.24 g/t gold, including 50m at 4.54 g/t gold. New trenches in addition

to the 4m at 100 g/t gold included a 100m wide zone at 1.36 g/t gold, including 20m at 3.83 g/t gold and 4m at 16.75 g/t gold. The present follow-up work program of the of the exploration completed earlier and reported on March 9, 2004, included 364 soil and hand trench samples, 131 from the Uloulo Project and 233 from the Haluba Prospect.

Uloulo Project Results

The Uloulo Prospect as defined by the soil sampling is a major gold mineralized system covering an area of at least 1.3 km by 0.6 km (approx. 800,000 sq m). Within this area there are several, mainly sub-parallel, individual anomalous zones of up to 375m in width. The current and previous results define a gold mineralized system at least 1.3 km by 0.6 km in area. It is anticipated that further exploration in the near future will include excavator trenching to penetrate deep soils and colluvium, followed by drilling.

Mt. Haluba Prospect Results

The Mt. Haluba Prospect includes a series of NE trending anomalous gold in soil zones which, at present, are known to extend over an area of 2.2 kms by 1.2 kms (2.64 sq kms). The largest anomaly has a length of 1.8 kms and a maximum width of 0.45 kms. Mt. Haluba is a major gold mineralized system. mainly unexplored, and will be targeted for further exploration, initially by excavator trenching, to penetrate surface colluvium and obtain samples where hand trenching is not practical. Follow-up exploration including, excavator trenching and drilling to define gold resources, will commence in the near future.

The technical data was compiled by and prepared under the supervision of Robert D. McNeil CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy and meets the requirements of NI 43-101 for a qualified person. For a more complete analysis of the Mr. Allemata Property see Vangold's news release dated June 10, 2004 at www.vangold.ca .

As at June 30, 2004, $63,371 was expensed on the Kanon exploration property per the table below. Expenditures during the comparable period ending June 30, 2003 was $nil.

Kanon Resources Ltd – Papua New Guinea	Bismark Project	Mt. Allemata Project	Fergusson Project	Yup River Project
Aircraft rental	1,258	21	-	-
Assays	-	6,881	5,615	-
Consulting fees	487	5,524	3,368	314
Field and other expenses	2,056	8,258	3,087	3,587
Field wages	2,986	5,460	685	334
Geophysics	6,651	1,259	673	224
Travel and accommodation	3,162	1,491	-	-
	$ 16,600	$ 28,884	$ 13,428	$ 4,459

East Corning, Oil and Gas Project

The Company's wholly owned subsidiary, Corning Energy Inc, a Nevada company, and it partners, produce from six wells in the East Corning Gas Field. East Corning is located near Red Bluff, Tehama County, in the Sacramento Valley, California. The Company had earned a 5.0% working interest (3.75% net revenue interest) in six wells, a 2.7% working interest (2.025% net revenue interest) in one well, and a 11.75% working interest (9.75% net revenue interest) in an eighth well.

During the period under review the Company's Strange Brew 5-30 was spudded, from a surface location about a quarter of a mile away from the currently producing Strange Brew 3-30. After reaching depth of approximately 4,900 feet the hole failed to produce commercial hydrocarbons and was abandoned.

VANGOLD RESOURCES LTD.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004 and 2003

Operating Results

As at June 30, 2004, the results of the Company's oil and gas operations before depletion and depreciation for the three months ended were as follows:

		June 30, 2004	June 30, 2003
Petroleum revenue	$	135,613	187,467
Royalties paid		(24,749)	(39,336)
Production costs		(7,010)*	(30,465)
Net Petroleum Income	$	103,854	117,666

* During the period under review the Company wrote back taxes withheld by the operator of $51,604 of which $26,915 was applicable to fiscal 2003. The refund was received subsequent to June 30, 2004.

Rossland, British Columbia

The Rossland properties are situated in and around Rossland, British Columbia. The claims are in three principal groups: North Belt (includes the former producing gold mines Iron Colt, Evening Star and Georgia) situated immediately northeast and north of Rossland; South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines), situated immediately south and southwest of Rossland; and Deer Park Hill group to the southwest of Rossland. Vangold's properties contain numerous old pits, shafts, adits and other workings which explored and developed numerous gold occurrences. No meaningful exploration work was conducted during the year. The Company maintained the properties in good standing. The Company was in discussion with several companies regarding the possibility of joint venture during the period and further discussions are planned for the spring of 2004.

Vangold is continuing to consolidate its core land position at Rossland, BC, historically Western Canada's second largest gold producing camp. An ongoing compilation of work going back the last 100 years leads us to believe that this area has the potential for a significant gold deposit within an 8 km long structure that remains open to depth.

Expenditures on the Rossland Properties as at June 30, 2004 were as follows:

	June 30, 2004	June 30, 2003
Property taxes	1,090	2,892
Applications, fees and reports	249	7,800
Other associated costs	-	4,907
Food, travel and lodging	-	20,348
Geological consulting	-	23,294
	$ 1,339	$ 59,241

Gallagher Gold Project

The Company has acquired by staking, 24 contiguous unpatented mineral claims in White Pine County, Nevada known as the Gallagher Gold Project. The Company controls a 100% interest in the property (claims held in trust) which is located 24 miles north of Ely, Nevada and 15 miles south east of the Limousine Butte Project which covers a very large hydrothermal gold system that exhibits alteration features indicative of sediment/structure hosted gold deposits found on the Carlin Trend and elsewhere in Nevada.

During the year ended December 31, 2003 the Company paid acquisition costs of $9,028 for the above property and expended $3,460 on staking and other associated costs. There was no expenditure on the property during the period ending June 30, 2004. During the comparable period ending 2003 there were no expenditures on the property.

VANGOLD RESOURCES LTD.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004 and 2003

SELECTED FINANCIAL DATA

	Six Months Ended		Years Ended December 31		
	June 30 2004 $	June 30 2003 $	2003 $	2002 $	2001 $
OPERATIONS:					
Revenue	135,613	187,467	371,863	132,680	Nil
Net Loss	524,334	113,521	905,112	191,329	85,318
Basic and diluted loss per share	0.04	0.02	0.08	0.05	0.04
BALANCE SHEET					
Working capital (deficiency)	1,404,939	112,027	1,477,196	(63,993)	(75,362)
Total assets	4,484,732	726,935	2,170,093	474,356	72,038
Long-term liabilities	-	63,581	21,354	97,167	-

RESULTS OF OPERATIONS

Operating revenues for the six months ended June 30, 2004 were $135,613, down from $187,467 for the same period last year, as a result of decreased production from the East Corning Field. Total expenses for the six months ended June 30, 2004 were $630,469 vs. $261,652 for the same period in 2003. This increase reflects the costs associated with a much higher level of corporate activity for the Company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For the six months ended June 30, 2004, a net loss of $524,334 was reported as compared with a net loss of $113,521for the corresponding period in 2003 and a basic loss of $0.04 per share, compared with $0.02 per share for the corresponding period in 2003.

Net proceeds from financing activities during the period under review, totalled $1,341,945 vs. $439,850 for the same period in 2003. The Company is using these funds primarily for exploratory expenses and operating overheads.

As at the end of June 30, 2004, the Company has cash and cash equivalents of $1,551,095, accrued revenues of $12,660, prepaid expenses of $43,664, due from related parties $2,701 and loans payable to related parties of $129, payables to joint interest owners of $143,395 and accounts payable of $61,657for total working capital of $1,404,939compared to $112,027 for the comparable period in 2003.

EXPENSES

Total expenses for the six months ended June 30, 2004 was $ 630,469 compared to $261,652 in 2003. The increase of $368,817 was due to increased stock-based compensation expenses, general exploration activity, management fees, professional fees, administrative costs and investor relations expenses incurred during the period under review and the significant increase in oil and gas production costs.

Changes in the accounting policy of the Company regarding stock-based compensation expenses resulted in an increase in expenses of $58,362 from $15,181 in 2003 to $73,543.

Management fees increased by $79,500 during the six month period ended from $22,500 in 2003 to $102,000. Fees payable to related parties increased by $55,500 due to increases approved by the Board of Directors and to the significant expansion of the Company's business and management's active involvement therein. The balance of the increase of $24,000 was paid to an independent management consultant to assist management in corporate and financial matters.

VANGOLD RESOURCES LTD.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004 and 2003

The Company retains outside consultants to maintain its accounting, legal and administrative functions on an on-going basis and charges these expenses to professional fees. Professional fees increased by $48,223 from $29,891 in 2003 to $78,114 during the current quarter. The increase was mainly due to administrative fees which increased by $24,728: accounting and legal fees decreased by $4,720 and $18,775 respectively. The increase in administrative fees reflects the expansion of the Company's business and the necessity of maintaining more comprehensive corporate and accounting records.

Advertising expenses of $62,925 (2003 - $nil) was incurred by advertising the Company through well known media groups both locally and abroad. This form of advertising has assisted the Company indirectly in raising much needed capital.

Office and general expenditures including office rent and printing increased significantly by $25,303 compared to comparable period in 2003 as a result of increased day to day office activities and having to expand its office facilities due to the Company's increased exploration and related financing activities in Papua New Guinea.

Transfer agent and filing fees for the period ended June 30, 2004 increased by $14,079 compared to the previous year's figures due to increased activity in filing corporate documents and in raising finances for the Company and the issuance of shares.

Travel, promotion and accommodation expenses increased significantly during the year by $46,938 as the Company continued to focus its efforts on expanding investor awareness of the Company's exploration projects. During the period under review Mr. Dal Brynelsen travelled to Europe to give a presentation to potential investors and to negotiate an investor relations agreement for the Company. Representatives of the Company also participated in mining trade shows and conferences both locally and other out of town areas.

Consulting fees paid to outside consultants increased from $27,500 in the comparable period in 2003 to $33,250. During the period under review the Company paid $15,000 to a consultant in Europe who advised the Company on financial and potential investments matters.

During the quarter ended the Company's oil and gas production costs decreased by $23,455 compared the same period in 2003 due to a refund of provisional taxes previously withheld.

Management of Vangold foresees the possibility of a significant change to its expenses during the coming year resulting from its exploration activities both locally and abroad based on the results of current exploration. These expenses are contingent upon the Company's ability to fund these projects through private placements and other forms of financings. In the event that the Company does not receive the required funding, Management will review all on-going expenditures and take the appropriate action.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters ended December 31, 2003 and the three months ended March 31, 2004 and June 30, 2004.

	Three Months Ended June 30 2004	Three Months Ended March 31 2004
	$	$
Revenue	46,658	88,955
Net Income(Loss)	(270,476)	(253,857)
Basic/Diluted Loss per Share	(0.02)	(0.03)

VANGOLD RESOURCES LTD.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004 and 2003

	Years Ended December 31, 2003				Year Ended December 31,2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	55,060	132,407	90,487	93,909	Nil	1,247	38,042	93,391
Net Income(Loss)	(60,825)	(52,696)	(170,533)	(621,039)	(21,201)	(29,498)	(9,244)	(131,386)
Basic/Diluted Loss per Share	(0.01)	(0.01)	(0.01)	(0.05)	(0.001)	(0.001)	(0.002)	(0.03)

LIQUIDITY AND SOLVENCY

As at June 30, 2004 the Company had working capital of $1,404,939 and will continue to rely on raising capital through private placements, exercise of warrants and options to fund all of its projects.

Subsequent to June 30, 2004 the Company received $147,500 in proceeds from the exercise of warrants.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2004 the Company incurred the following amounts to directors: management fees - $78,000 (2003 - $22,500); deferred mineral property exploration costs - $nil (2003 - $7,437); and reimbursement of general administrative expenses - $7,996 (2003 - $9,405). At June 30, 2004, $129 (December 31, 2003 - $129) was owing to these parties without interest or fixed terms of repayment. Also, another related party owed the Company $2,701 at June 30, 2004. These transactions are in the normal course of business and are measured at the exchange amount.

COMMITMENTS

Investor Relations

The Company has contracted Mr. Robin Moriarty, an independent investor relations specialist to provide investor relations services to the Company. These services include acting as investor relations contact, creating and implementing a communications plan and being a liaison to the investment community. During the six months ended, Mr. Moriarty was paid a fee of $5,000 per month plus reimbursement of expenses totalling $9,900.

Consulting Agreement

On April 13, 2004 Vangold entered into an agreement with Hedblom Partners Ltd, a European Investor Relations company to arrange and organize meetings and presentations for Vangold in Zurich, Geneva, London and Stockholm. The Company paid a down payment of US7, 600.

CRITICAL ACCOUNTING POLICIES

Investments in corporations in which the Company shares control are accounted for using the equity method, whereby the investment is initially recorded at cost and will be adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions if received.

VANGOLD RESOURCES LTD.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 30, 2004 and 2003

Amendment to Stock Option Plan

The Company has amended its Stock Option Plan dated March 28, 2003, to increase the common shares available for issue to certain officers, directors, employees and consultants of the Company to a total of five million shares, subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The Plan is a fixed plan that allows the Company to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options. Any options granted under the plan may not be exercisable until the necessary disinterested shareholder approval is obtained and the options have vested in accordance with the terms of the plan.

OUTSTANDING SHARE DATA

As at June 30, 2004 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at June 30, 2004 totalled 27,694,048 shares, granted options to directors and employees totalling 4,690,000 shares at a weighted average exercise price of $0.47 per share and had 2,380,000 warrants outstanding at a weighted average exercise price of $0.38 per share.

(a) SECURITIES ISSUED during the three months ending June 30, 2004 were as follows:

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds
April 2, 2004	Common shares	Warrants	125,000	$0.30	$ 37,500	$ 37,500
April 15, 2004	Common shares	Warrants	200,000	$0.30	$ 60,000	$ 60,000
April 23, 2004	Common shares	Warrants	150,000	$0.30	$ 40,000	$ 40,000
April 26, 2004	Common shares	Options	20,000	$0.22	$ 4,400	$ 4,400
May 7, 2004	Common shares	Warrants	200,000	$0.30	$ 60,000	$ 60,000
May 10, 2004	Common shares	Warrants	125,000	$0.30	$ 37,500	$ 37,500
June 30, 2004	Common shares	Feni option (property)	180,000	$0.32	$ 57,600	-
June 30,2004	Common shares	Finders fee	20,000	$0.32	$ 6,400	-
			1,020,000		$ 303,400	$239,400

(b) OPTIONS GRANTED during the three months ending June, 2004

At the Company's AGM held on June 15, 2004, the board of directors approved the issuance of 2.4 million incentive stock options to directors and 730,540 incentive stock options to employees and consultants. The options are exercisable for three years at a price of $0.60 per share.

The following options were granted to directors/officers of the Company

Dal Brynelsen		800,000 shares
Mike Musylowski		550,000 shares
Peter A. McNiel		400,000 shares
Michael Mackey		250,000 shares
Locke Goldsmith		200,000 shares
H. Martyn Fowlds		200,000 shares

MANAGEMENT

Appointment of Director

On April 19, 2004, Vangold appointed a new director, Mr. Peter A. McNeil. Mr. McNeil graduated B.Sc. (Geology) in 1982 and M.Sc. (Geochemistyr) in 1985 from the University of Houston. He has twenty-one years of professional experience in Papua New Guinea, Australia and Canada. He is a member of the Australian Insitute of Geoscientists, the Society of Economic Geologists, the Society for Geology Applied to Mineral Deposits, the Society of Resource Geology and the

Australian Insitute of Company Directors. Mr. McNeil is a resident of Western Australia and is the Managing Director of TasGold Ltd. (ASX-TGD) a non-executive Director of Macmin Silver Ltd. (ASX MMN) and a non-executive Director of New Guinea Gold Corporation,

At the Company's Annual General Meeting, held on June 15, 2004 the following directors/officers of the Company were re-elected:

The Company's board of directors/officers is comprised of the following:

Dal Drynelson	-	Director, President and CEO
Mike Muzylowski	-	Director
Locke Goldsmith	-	Director, VP, Exploration
Michael Mackey	-	Director
Martyn Fowlds	-	Director, Chief Financial Officer and Treasurer
Peter A. McNeil	-	Director
Margo Peters	-	Corporate Secretary

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company is exposed to fluctuations in foreign currency through its subsidiary company in the United States and its operations in Papua New Guinea and monitors this exposure.

RISK AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout the above discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES SECOND QUARTER RESULTS

August 27, 2004, Vancouver, British Columbia Vangold Resources Ltd. ("Vangold") announces the following summary of its second quarter results to June 30, 2004. The detailed interim financial statements for the period ended June 30, 2004 and 2003 are available for viewing on Vangold's web site at www.vangold.ca or at www.sedar.com.

Operating revenues for the six months ended June 30, 2004 were $135,613, down from $187,467 for the same period last year, as a result of decreased production from the East Corning Field. Total expenses for the six months ended June 30, 2004 were $630,469 vs. $261,652 for the same period in 2003. This increase reflects the costs associated with a much higher level of corporate activity for Vangold specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For the six months ended June 30, 2004, a net loss of $524,334 was reported as compared with a net loss of $113,521for the corresponding period in 2003 and a basic loss of $0.04 per share, compared with $0.02 per share for the corresponding period in 2003. Net proceeds from financing activities during the period under review, totalled $1,341,945 vs. $439,850 for the same period in 2003. Vangold is using these funds primarily for exploratory expenses and operating overheads.

As at the end of June 30, 2004, the Vangold had cash and cash equivalents of $1,551,095, accrued revenues of $12,660, prepaid expenses of $43,664, due from related parties $2,701 and loans payable to related parties of $129, payables to joint interest owners of $143,395 and accounts payable of $61,657 for total working capital of $1,404,939 compared to $112,027 for the comparable period in 2003. Total expenses for the six months ended June 30, 2004 was $630,469 compared to $261,652 in 2003. The increase of $368,817 was due to increased stock-based compensation expenses, general exploration activity, management fees, professional fees, administrative costs and investor relations expenses incurred during the period under review and the significant increase in oil and gas production costs.

Changes in the accounting policy of Vangold regarding stock-based compensation expenses resulted in an increase in expenses of $58,362 from $15,181 in 2003 to $73,543. Management fees increased by $79,500 during the six month period ended from $22,500 in 2003 to $102,000. Fees payable to related parties increased by $55,500 due to increases approved by the Board of Directors and to the significant expansion of Vangold's business and management's active involvement therein. The balance of the

increase of $24,000 was paid to an independent management consultant to assist management in corporate and financial matters.

Vangold retains outside consultants to maintain its accounting, legal and administrative functions on an on-going basis and charges these expenses to professional fees. Professional fees increased by $48,223 from $29,891 in 2003 to $78,114 during the current quarter. The increase was mainly due to administrative fees which increased by $24,728: accounting and legal fees decreased by $4,720 and $18,775 respectively. The increase in administrative fees reflects the expansion of Vangold's business and the necessity of maintaining more comprehensive corporate and accounting records. Advertising expenses of $62,925 (2003 - $nil) was incurred by advertising Vangold through well known media groups both locally and abroad. This form of advertising has assisted Vangold indirectly in raising much needed capital.

Office and general expenditures including office rent and printing increased significantly by $25,303 compared to comparable period in 2003 as a result of increased day to day office activities and having to expand its office facilities due to Vangold's increased exploration and related financing activities in Papua New Guinea. Transfer agent and filing fees for the period ended June 30, 2004 increased by $14,079 compared to the previous year's figures due to increased activity in filing corporate documents and in raising finances for Vangold's and the issuance of shares.

Travel, promotion and accommodation expenses increased significantly during the year by $46,938 as Vangold continued to focus its efforts on expanding investor awareness of Vangold's exploration projects. During the period under review Mr. Dal Brynelsen travelled to Europe to give a presentation to potential investors and to negotiate an investor relations agreement for Vangold. Representatives of Vangold also participated in mining trade shows and conferences both locally and other out of town areas.

Consulting fees paid to outside consultants increased from $27,500 in the comparable period in 2003 to $33,250. During the period under review Vangold paid $15,000 to a consultant in Europe who advised Vangold on financial and potential investments matters.

During the quarter ended Vangold's oil and gas production costs decreased by $23,455 compared the same period in 2003 due to a refund of provisional taxes previously withheld.

Management of Vangold foresees the possibility of a significant change to its expenses during the coming year resulting from its exploration activities both locally and abroad based on the results of current exploration. These expenses are contingent upon Vangold's ability to fund these projects through private placements and other forms of financings. In the event that Vangold does not receive the required funding, Management will review all on-going expenditures and take the appropriate action.

Vangold has become one of the dominant gold exploration companies in Papua New Guinea with interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

INITIAL FENI DRILL PROGRAM COMPLETED THREE HOLES COMPLETED AT MT PENCK

August 16, 2004 Vancouver, British Columbia - Vangold Resources Ltd. ("Vangold") announces that the initial exploration program at the Feni Property, including approximately 1513 metres of core drilling in 6 holes, yielded encouraging results which require follow up exploration but did not define significant volumes of potentially economic gold mineralisation. Drilling is proceeding well at the Kavola East Prospect, Mt Penck Property with three holes totalling 416m completed at 11th August 2004. Initial assays are expected in two weeks.

1. FENI PROPERTY

Vangold is earning a 75% interest in the property from New Guinea Gold Corporation ("NGG").

The surface geochemical stream sampling undertaken earlier this year showed that a large part of the Central Caldera feature has anomalous to high value gold in streams from pan concentrate samples. This gold appears to be derived from throughout the caldera suggesting that most of the bedrock in the 6 sq kms area of the caldera contains gold mineralisation. The drill holes completed, however, intersected only wide zones of lower tenor gold and gold/copper mineralisation. Best results from the program were 48m of 1.54g/t gold including 4m of 2.30g/t gold, and 18m of 0.68% copper with 0.72g/t gold.

The drilling and geochemical sampling program confirmed that the Feni property remains prospective for gold and gold/copper deposits, and is essentially unexplored in terms of drill testing.

The attached figure illustrates the very widespread nature of gold in the creeks (entire caldera and "blow out" section to the SW), the excellent structural preparation for gold deposition as illustrated by the terrain radar image, and the relatively few areas tested by diamond core drilling. Gold in pan concentrates range up to 120g/t in the southern caldera region and 86g/t in the northern caldera region.

The limited diamond core drilling and previous explorers, **mainly in the southern part of the Caldera** has shown that gold is also widespread in the bedrock in concentrations of up to 2g/t, often with associated copper in the range of 0.1% to 1.0% copper. Significant intervals in drill core of 2 to 3g/t gold and narrower intervals up to 5g/t gold have been noted. Significant intervals of copper mineralisation with gold assayed up to 1% to 2% copper.

The exploration problem confronting mineral exploration at Feni is that the bedrock is covered by a variable but sometimes thick volcanic ash cover which obscures the bedrock. The stream geochemistry indicates that gold is present throughout the caldera beneath the volcanic ash but it is not a reliable guide to any areas of higher grade gold mineralisation in the bedrock. The exploration problem is how to identify drill targets or structural feeder zones containing higher grade gold mineralisation similar to those at the Lihir gold mine. It is difficult to "see through" the volcanic ash with conventional exploration

methods and to site drill holes on a grid or pattern basis, although probably effective, would be extremely expensive.

All data collected over the past year, geochemical, drilling, geophysical, and structural information from terrain radar, will now be re-evaluated to attempt to define higher grade gold and gold/copper targets before a further drilling program is proposed.

The Matangkaka gossan (near MAD008), reported in a press release dated June 8th 2004, was tested by a bulldozer trench and one 180m long drill hole. No gold values greater than 0.5g/t gold were encountered. The Matangkaka gossan has proved to be an accumulation of secondary iron, manganese and minor gold which has developed or been formed at some unknown distance from its sulphide source. Normal gossans "sit" immediately above the sulphide source.

Dr David Lindley, project manager, reported as follows: *"Trenching and a single drill hole (MAD008, final depth 180.10 m) on the northern side of Matangkaka Ridge, on the previously reported a zone of secondary iron and manganese oxides containing free crystalline gold (the Matangkaka gossan), confirmed the presence of several (at least four), vertically stacked zones of gossan accumulation (each zone up to 3.30 m thick) in a 71 m thick profile. Drilling demonstrated that these multiple zones of secondary oxide accumulation don't directly overlie in situ sulphide mineralisation. Rather, they appear to be displaced from a weathered sulphide source by an appreciable distance, due to iron and manganese mobility (in a tropical-humid environment) while in solution. An additional 12 surface samples and the drill intersections indicate that, whilst the secondary oxides do not contain economically significant gold, silver, copper or molybdenum, their real importance, is the potentially predictive value that comes with their thorough understanding. Similar localized occurrences of this rock-type have now been found on the opposite (southern) side of Matangkaka Ridge. Further recent surface geological observations continue to confirm that this prominent, upstanding ridge is underlain by a variety of intrusive rocks comprising the poorly-explored multi-phase Matangkaka porphyry complex.*

The Drill Results from all drill holes in this program are summarised below. Holes 5, 6 & 7 were previously reported in a release dated June 8th 2004

DRILL ASSAY RESULTS

Hole No.	Down Hole Mineralised Interval (m)	Length of Intercept	Gold Grade Grams/Tonne (g/t Au)	Copper (%)
MAD 5 (350 m)	50-148	98m	0.94	
	incl. 50-98	48m	1.54	
	incl. 50-60	4m	2.30	
	148-310	162m	0.46	0.15
	incl.230-248	18m	0.72	0.68
	incl.268-282	14m	1.30	0.25
	incl.294-300	6m	1.19	0.12
	310-332	22m	0.66	0.06
	332-350	18m	0.13	0.08
MAD 6 (287.6 m)	No significant gold			

Attachment to Vangold News Release
August 16, 2004

Hole No.	Down Hole Mineralised Interval (m)	Length of Intercept	Gold Grade Grams/Tonne (g/t Au)	Copper (%)
MAD 7 (350.2M)	72-116	44m	0.54	0.21
	116-134	18m	0.25	0.06
	134-170	36m	0.30	0.26
	170-270	100m	0.38	0.10
	344-350	6m	0.09	0.18
	incl.344-346	2m	1.35	0.30
MAD 008 (180.10 m)	No gold results greater than 0.5g/t			
MAD 009 (215.10m)	70.0-96.0	26.0	0.84	
	110.0-112.0	2.0	2.96	
	192.0-198.0	6.0	0.98	
	206.0-215.10	9.10	0.82	
MAD 010 (130.00m)	72.0-78.0	6.0	0.52	

Hole MAD 008, as noted above, intersected only minor gold results.

Hole MAD009 (final depth 215.10 m), which was drilled south of the Kabang Structural Zone from the original gold discovery at the collar of MAD001, intersected several narrow zones of gold mineralisation. The significant gold intersection correlatable between previously drilled MAD001 (68 – 120 m, 52 m @ 1.65 g/t gold) and MAD005 (50 – 98 m, 48 m @ 1.54 g/t gold) was not present in MAD009. This may indicate the presence of a localised, steeply dipping gold-bearing breccia-pipe (or structure) in the vicinity of these two holes. The presence of significant porphyry copper/gold mineralisation at depth in MAD005 was not repeated in MAD009. Porphyry copper mineralisation, as reflected by increasing copper grades, increases to the north in the fence of holes MAD009 - MAD001 - MAD005, towards the Matangkaka porphyry complex.

Hole MAD010 (final depth 130.0 m) was a re-drill of the previously abandoned MAD002, to provide an across-strike test of the Kabang Structural Zone immediately southwest of the Kabang Breccia/prospect (the Kabang prospect has been described in earlier press releases and contains widespread gold in the 1 to 3g/t range as defined by earlier explorers). The hole intersected a 20.10 m wide zone of hydrothermal breccia, with a matrix flooded with up to 60-80% fine sulphides, beneath a 28 m (vertical) thickness of Holocene volcanic ash and river gravels. Gold is widespread up to 0.1g/t but with only a few narrow intercepts up to 0.5g/t.

The exploration completed to date on the Feni Project is encouraging. The combination of observations from trench and surface outcrops, Vangold's six drill holes and previously gathered quality geophysics has led to a reinterpretation of the geology of the Kabang-Matangkaka area, and the delineation of a large porphyry gold/copper system. Because of the thrust of previous explorers (since 1983) to locate hot-spring related epithermal gold mineralisation, this (partly volcanic ash covered) mineral system has gone unrecognised and unexplored. Target areas which mirror the gold-rich Kabang prospect, hosted in a high-level syenite plug peripheral to the main Matangkaka porphyry system, have an aeromagnetic signature, are covered by shallow depths of volcanic ash, and remain to be evaluated. The potentially gold-bearing sulphide-rich source of the localised secondary iron and manganese wad deposits flanking north and south sides of Matangkaka Ridge needs to be located.

Vangold's management believes that these results indicate a large system that, with the current work programs completed, allows for a re-interpretation of the geology which will hopefully lead to the discovery of a large Lihir type deposit. Once all of the geological data is analysed and interpreted by our geologists we will determine the sites for the next phase of drilling.

2. MT PENCK PROPERTY

Mt Penck Property, as at the completion of the present drilling program, will be owned 60% NGG and 40% Vangold. Surface trenching results were described in a press release dated July 22nd 2004.

Three holes totaling 416.2m have been completed at the Kavola East Prospect, Mt Penck. Geology of the holes appears favourable, but no assays are yet available.

Hole 1 in the centre of the property, was drilled at a 45 degree angle to 88.4m and intersected altered porphyries and fluidized breccias throughout with up to 10% quartz veining and 25% pyrite. The core has been sampled and dispatched to a laboratory in Townsville, Australia.

Hole 2, which is a 65 degree hole below hole 1 was drilled to 153.4m and intersected similar rocks to those in hole 1.

Hole 3, which is 100m NE of Hole 1 and 10m west of Trench 8 was drilled to 174.4m. Geology of the hole is similar to holes 1 and 2.

The initial 1,000m drill program at Mt Penck, if the present drilling rate is maintained, will be completed within two weeks, with all assays available within five weeks. The drill will then move to the Company's Normanby property for further evaluation of the Imwauna Prospect.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, Director of New Guinea Gold Corporation. Mr. McNeil is a Member of the Australian Institute of Mining & Metallurgy, and meets the requirements of NI 43-101 for a qualified person. Mr. McNeil has a M.Sc. in Geology and approximately 45 years experience in the mineral exploration industry.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal S. Brynelsen"

Dal Brynelsen, President and CEO

Attachment to Vangold News Release
August 16, 2004


N
KAPKAI -
GOLD IN HOT SPRINGS
KABANG STRUCTURAL ZONE
NIFFIN STRUCTURAL ZONE
KABANG PROSPECT
FENI PROSPECT
MAD008
MAD005
MAD009
MAD010
MAD007
MAD006
85.7
52.1
17.5
8.74
123.8
82.5
9.46
5.78
15.9
7.92
10.8
17.6
15.3
7.99
8.67
16.9
18.1
14.0
7.92
21.7
5.54
5.81
31.6
31.4
23.3
36
26.4
45
65.5
23.8
11.4
25.6
7.25
52.9
11.9
18
10.1
10.5
11
8.56
5.76
30
124.0
5.01
15.4
8.12
18.7
22.6
49.5
5.64
16.1
26.5
11.2
6.12
11.8
6.85
7.06
5.18
5.14
1 KM
KAPKAI
(Gold Deposition)
KABANG
PROSPECT
MAD005
VANGOLD DRILL HOLE
PREVIOUS DIAMOND CORE DRILL HOLE
MAIN IDENTIFIED STRUCTURAL ZONES
CALDERA FEATURE
MATANGKAKA INTRUSIVE
Pan Con Samples
GOLD (g/t)
> 5
1 to 5
-1 to 1
RADAR TERRAIN IMAGE SHOWING PAN CONCENTRATE GOLD,
STRUCTURE AND DRILL HOLES

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

DRILLING UNDERWAY AT MT. PENCK GOLD PROJECT

July 23 2004, Vancouver, British Columbia – Drill testing of the Kavola East Prospect ("Kavola") on the Mt Penck property in Papua New Guinea commenced July 22, 2004. The objectives of this initial 1,000m diamond core drilling program at Kavola are to test the near surface or shallow depth extent of the widespread gold encountered in soils and trenches, and to allow an initial resource estimate to be calculated if appropriate. Kavola is one of six named prospects within the Mt Penck property system.

Kavola is a 400m long by 200m wide area of anomalous gold in soils. Previous trench results from this zone returned:

97m of 3.39g/t gold,

20m of 2.77g/t gold,

5m of 60g/t gold,

40m of 8.89g/t gold,

131m of 2.36g/t gold

64m of 2.50g/t gold.

Only one drill hole was previously drilled at Kavola and this hole intersected 1m of 23.2g/t gold and 6m of 6.1 g/t gold within broader zones of 1.0g/t to 1.5g/t gold.

Widespread gold in rock samples, soils and streams were located around Mt Penck, an extinct, eroded strata volcano within a northerly trending "structural zone". This "structural zone" is reported to be up to 800 metres in width and exceeds several kilometres in length. Within this zone there are also reported to be linear zones of argillic/quartz alteration with gold mineralisation, that individually vary from 200m to 800m in length and 15m to over 150m in width.

The Kavola mineralisation is hosted within pervasive, argillically altered volcanics with moderate to strong silicification. This anomaly may represent gold mineralisation at the intersection of two individual structures within the above-mentioned structural zone. The anomaly has a central core zone approximately 250m long, averaging 40m in width, in which the soils exceed 1g/t gold.

Approximately 500 linear metres of trench indicate substantial gold in the sub-surface rocks below the anomalous soils. There are many significant, wide, gold zones in these trenches, including narrower high-grade zones. Some of the higher-grade zones (above 6g/t gold) include:

14m of 14.26g/t gold,

2m of 39g/t gold,

12m of 6.44g/t gold,

40m of 8.89g/t gold (including 5m of 60g/t gold),

15m of 11.73g/t gold

5m of 6.51 g/t gold.

Until now, prior drilling and good surface exposures by others prevented reliable conclusions being made on the overall potential and size of the Mt Penck system. The widespread distribution of gold at surface, however, suggests that the overall gold mineralised system could be large. The mineralisation appears to be related to relatively recent volcanic activity and is hosted by volcanic rocks similar to the Lihir Mine (40 million oz contained gold) however the area is not "hot" as is the case at Lihir.

The results of this initial 1,000m diamond core drilling program may allow an initial resource estimate to be calculated if appropriate. The initial drill program will complete approximately 15 holes, of 50 to 70m in depth each, spaced at 50m intervals throughout the mineralization zone. This program should take approximately 4 weeks to complete with assay results in approximately 6 weeks. A further assessment of the potential of the entire Mt Penck property will commence in the near future.

Significant mineralization in other prospect areas within Mt Penck system was encountered by prior explorers from limited drilling, soil sampling and trenching carried out. Most of this historical data was recently compiled on properties outside of Kavola and revealed drill intersections such as 33m @ 2.41g/t gold (including 12m of 5.05g/t gold), 10m of 3.7g/t gold, 20m of 1.2g/t gold, 38m of 1.7g/t gold (including 5m of 5.45g/t gold); trench and chip sample results such as 20m of 2.03g/t gold, 20m of 4.7g/t gold, 25m of 2.10g/t gold; numerous rock sample results to 50g/t gold; pan concentrate stream samples to 17g/t gold, and widespread anomalous gold in soils. None of the prior above results have been satisfactorily followed up to date.

Mt. Penck is owned, indirectly, 50% by Vangold and 50% by New Guinea Gold ("NGG"). NGG is earning an effective 60% equity interest in Mt. Penck by solely funding the initial $300,000 of exploration costs. The Mt Penck property title is Exploration License (EL) 1322, 101.4 sq kilometres in area, and is situated in West New Britain Province, approximately 55km west of the Provincial capital and port of Kimbe. NGG has issued a news release (July 22, 2004) on the drilling program at Mt. Penck. To review NGG's news release including maps and complete trench results, go to www.newguineagold.ca or www.sedar.com.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal S. Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

RESULTS OF ANNUAL GENERAL MEETING AND BOARD MEETING HELD JUNE 15, 2004

June 18, 2004 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that the Annual General and Special Meeting of the Shareholders (the "Annual Meeting") was held on June 15, 2004. All of the items of business presented to the shareholders of Vangold were passed at the Meeting. The highlights are as follows:

Appointment of Directors

The following persons were appointed as directors of Vangold to hold office until the next annual meeting of the shareholders:

Dal Brynelsen
Locke Goldsmith
Martyn Fowlds
Mike Muzylowski
Michael Mackey
Peter A. McNeil

Stock Option Plan

The amendment to the Stock Option Plan, to increase the common shares available for issue to certain officers, directors, employees and consultants of the company to a total of 5,000,000, was approved by way of a disinterested shareholder at the Annual Meeting. Vangold received TSX Venture Exchange approval of the amendment to the Plan on May 11, 2004, conditional upon the approval of Vangold's shareholders. The Plan is a fixed plan that allows Vangold to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options.

At a meeting of the Board of Directors, following the Annual Meeting, the Board agreed to the following:

Officers

The following persons were appointed as officers of Vangold to hold office for the ensuing year:

Dal Brynelsen - Chief Executive Officer and President
Martyn Fowlds - Treasurer, Chief Financial Officer
Locke Goldsmith - Vice President Exploration
Margo Peters - Secretary

Audit Committee

The Board also appointed an Audit Committee for the ensuing year as follows:

Mike Muzylowski - Chair
Mike Mackey
Dal Brynelsen

Issuance of Stock Options

The Board of Directors approved the issuance of 2,400,000 incentive stock options to directors and 730,540 incentive stock options to employees and consultants. The options are exercisable for three years at a price of $0.60. The granting of these options is subject to the approval of the TSX Venture Exchange.

Vangold is a dominant gold exploration company in Papua New Guinea ("PNG"), the world's 14th copper producer and 10th gold producer. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

FREE GOLD DISCOVERED IN OUTCROP AT FENI GOLD PROJECT ENCOURAGING DRILL RESULTS FROM MAD005, MAD006 AND MAD007

June 8, 2004, Vancouver, British Columbia – Dr. David Lindley, as project manager for Vangold Resources Ltd. ("Vangold") in Papua New Guinea, has located a significant new (previously unknown) gold zone approximately 500m northwest of the drill holes MAD001 and MAD005 within the central part of the Ambitle caldera at the Feni Project. This new gold zone, know as the Matangkaka Creek gossan, was located by follow-up exploration of the previously announced high gold values located in panned concentrate samples from Matangkaka Creek. The values included results such as 65.5, 25.6, 45.0, 26.4, 10.2, 36.0, 23.3 and 31.4 g/t gold.

Dr. David Lindley, a qualified person as defined in NI 43-101, reports that visible gold has been noted in the Matangkaka gossan. The gossan is at least 500m long and 100m wide, has an apparent NNE strike, and consists of various oxides of iron and manganese (with included opal/alunite alteration) which form massive exposures along two sub-parallel tributaries of Matangkaka Creek. Panned samples of concentrate residues from the pulverized in-situ gossan also contain visible gold. Samples of the gossan and panned residues have been sent to the assay laboratory in Townsville, Australia for assay. Further sampling is underway. Dr. David Lindley also reports that the appearance of the gossan, plus abundant sulphide and quartz in the panned residues, suggest that the Matangkaka gossan represents the surface expression of a gold bearing sulphide rich body peripheral to the Matangkaka Intrusive Complex.

When drilling resumes later in June, the initial holes will test the Matangkaka gossan at depth. Three diamond core holes in the initial drilling program were completed prior to the temporary cessation of drilling in late May. Two holes, MAD005 and MAD007, intersected encouraging results (as shown in the attached table) which will require further follow-up. Hole MAD006 which was drilled to test a major induced polarization (IP) anomaly approximately 900m SW of holes MAD005 and MAD007 failed to intersect significant gold values but did encounter narrow zones of sulphides (up to 10% sulphides) between 125m and 237m in depth, coincident with argillic alteration and brecciation. This sulphide would appear to account for the IP anomaly at this location.

Hole MAD005 (final depth 350m) which was drilled 50m north of the original gold discovery in MAD001, intersected gold values comparable to those in MAD001, but with less depth extent to the gold grades. This may indicate that further exploration (drill holes) should target the area to the south of MAD001. Best intersection was 48m of 1.54 g/t gold between 50 and 98m depth, which correlates with 52m of 1.65 g/t gold in MAD001 between 68 and 120m depth. The copper content increases significantly below 100m depth and the drill hole appears to penetrate significant porphyry copper/gold mineralization, eg. between 230m and 248m the core contains 0.72 grams g/t gold and 0.68% copper.

Hole MAD007 was collared approximately 100m SW of MAD005 and was drilled in a northwesterly direction across a structure know as the Kabang structural zone. This hole encountered porphyry copper/gold mineralization, but without zones of elevated gold as in hole MAD005, throughout its entire length of 350m. Best intersection was 44m of 0.54 g/t gold and 0.21% copper between 72 and 116m depth. The best gold encountered was near the bottom of the hole – 2m of 1.35 g/t gold between 344m and 346mdepth.

The exploration completed to date at the Feni Project is encouraging, particularly the recent discovery of the Matangkaka gossan. There is obviously very extensive and widespread porphyry copper/gold mineralization present and these results will provide useful information in defining follow-up drilling targeting areas where higher gold and/or gold/copper mineralization could be present.

Target areas for the next phase of drilling will include the Matangkaka gossan, the area to the south of hold MAD001 and the area to the SW of the Kabang gold and gold/copper mineralization.

The technical date in the report was compiled by Robert McNeil, a qualified person as defined in NI 43-101. Mr. McNeil is CEO of New Guinea Gold Corporation and a Fellow of the Australian Institute of Mining and Metallurgy.

Corning Energy Inc., ("Corning") Vangold's wholly owned gas subsidiary, reports that Strange Brew 5-30, of which Corning has a 4.375% working interest, the drilling of which was announced on May 31, 2004, has failed to produce commercial hydrocarbons and has therefore been abandoned.

Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp., Vangold may obtain a 75-per-cent interest in tenement EL 1021 and the newly added EL 1331 - Feni, covering a total of 166.6 square kilometres, the Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

TABLE 1. DRILL ASSAY RESULTS					
Hole No.	Depth		Length of Intercept	Gold Grade Grams/Tonne	Copper %
MAD 5		50-148	98m	0.94 g/t Au	
	Incl.	50-98	48m	1.54 g/t Au	
	Incl.	50-60	4m	2.30 g/t Au	
		148-310	162m	0.46 g/t Au	0.15 %
	Incl.	230-248	18m	0.72 g/t Au	0.68 %
	Incl.	268-282	14m	1.30 g/t Au	0.25 %
	Incl.	294-300	6m	1.19 g/t Au	0.12 %
		310-332	22m	0.66 g/t Au	0.06 %
		332-350	18m	0.13 g/t Au	0.08 %
MAD 7		72-116	44m	0.54 g/t Au	0.21 %
		116-134	18m	0.25 g/t Au	0.06 %
		134-170	36m	0.30 g/t Au	0.26 %
		170-270	100m	0.38 g/t Au	0.10 %
		344-350	6m	0.09 g/t Au	0.18 %
	Incl.	344-346	2m	1.35 g/t Au	0.30 %

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

4m WIDTH OF 100G/T (3.19 OZS) GOLD IN TRENCH AT MT. ALLEMATA PROPERTY

June 10, 2004, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") reports that trench and soil results have confirmed two extensive gold mineralized systems (each more than 800,000 sq m), at the Mt. Allemata property in Papua New Guinea. Vangold regards these results as very significant and highly encouraging. The above trench, 4m of 100 g/t gold, is 20m along strike from a previously sampled 1.4m wide gold zone averaging 71.9 g/t gold (within a 4m wide zone of 18.7 g/t gold) which was reported in a news release dated March 9, 2004.

In addition to this outstanding trench result, exceptional and very high (for soils) gold in soil values were encountered such as a 200m surface width (11 samples taken at 25m intervals), averaging 1.24 g/t gold, including 50m at 4.54 g/t gold. New trenches in addition to the 4m at 100 g/t gold included a 100m wide zone at 1.36 g/t gold, including 20m at 3.83 g/t gold and 4m at 16.75 g/t gold. The present follow-up work program of the of the exploration completed earlier and reported on March 9, 2004, included 364 soil and hand trench samples, 131 from the Uloulo Project and 233 from the Haluba Prospect. The data is presently being compiled and assessed so that the full significance of the results can be evaluated and further exploration, including excavator trenching and drilling can be planned.

The Mt. Allemata property (EL 1323 of 243 sq kms) is beneficially owned 50% Vangold Resources Ltd., and 50% New Guinea gold Corporation pursuant to the acquisition of Kanon Resources Ltd. (news release dated December 15, 2003, January 22 and February 17, 2004). Mt. Allemata (location – Figure 1) has the best access of any Kanon project in Papua New Guinea and is connected by a 15km, all weather road to the provincial capital of Alotau. In addition, numerous logging tracks provide access to most parts of the property. The property includes 13 named prospects of which to date, Kanon has conducted exploration on only two, Uloulo and Mr. Haluba.

Previous exploration by Kanon and others gave trench results such as 30m of 9.0 g/t gold, 87m of 1.83 g/t gold, 24m of 2.47 g/t gold, 28m of 1.19 g/t gold and 1.4 m of 71.9 g/t gold. Very limited drilling has given results such as 28m of 1.59 g/t gold and 40m of 78 g/t silver. Historic production is approximately 14,000 ozs gold and 6 kg of platinum. The presence of platinum and silver is a project upside which we have not yet investigated.

Uloulo Project Results

The Uloulo Prospect as defined by the soil sampling is a major gold mineralized system covering an area of at least 1.3 km by 0.6 km (approx. 800,000 sq m). Within this area there are several, mainly sub-parallel, individual anomalous zones of up to 375m in width.

Only limited trenching was undertaken at Uloulo, as soil sampling was incomplete prior to this program, and the trenching focused on confirming and extending the previously located, high grade trench zone of 1.4m at 71.9 g/t gold. The latter high grade zone is contained within an overall trench zone 4m wide averaging 18.7 g/t gold. Repeat sampling of this zone gave 4m of 17.6 g/t gold. The high grade result from this program, of 4m at 100 g/t (3.19 ozs) gold, is contained within a clay silicazone and is located 20m NE along strike from the 71.9 g/t gold. The initial trench with 71.9 g/t gold was in turn located 5m NE along strike from a creek exposure which contained 1.4 m of 70.0 g/t gold and 10m NE of a trench which contained 4m of 8.77 g/t gold. A trench dug further to the NE failed to penetrate the relatively thick colluvium. Other apparently unrelated trenches at Uloulo included 4m of 3.08 g/t gold and 4m of 3.28 g/t gold.

The soil sampling completed a program commenced earlier in the year. The results were exceptional as any values above 0.05 / 0.1 g/t gold are usually regarded as significant and this program encountered zones above 4 g/t gold and wide zones of more than 1 g/t gold. Soil results included the following widths on separate grid lines:

- 200m width at 1.24 g/t gold including 50m at 4.54 g/t gold
- 125 m width at 0.5 g/t gold including 25m at 1.4 g/t gold
- 100m width at 0.6 g/t gold including 25m at 1.22 g/t gold
- 75m width at 1.00 g/t gold including 25m at 1.45 g/t gold
- 25m width at 1.42 g/t gold

As mentioned above, these results, plus previous results, define a gold mineralized system at least 1.3 km by 0.6 km in area. It is anticipated that further exploration in the near future will include excavator trenching to penetrate deep soils and colluvium, followed by drilling.

Mt. Haluba Prospect Results

The Mt. Haluba Prospect includes a series of NE trending anomalous gold in soil zones which, at present, are known to extend over an area of 2.2 kms by 1.2 kms (2.64 sq kms). The largest anomaly has a length of 1.8 kms and a maximum width of 0.45 kms. Mt. Haluba is a major gold mineralized system.

New hand trenching of the soil gold anomaly, where colluvium/soil was relatively thin, gave the following trench intersections:

- 4m of 2.48 g/t gold
- 8m of 1.15 g/t gold, 4m of 1.15 g/t gold, 4m of 1.02 g/t gold (all in a single trench)
- 100m of 1.36 g/t gold including 20m of 3.83 g/t gold and 4m of 16.75 g/t gold
- 24m of 1.52 g/t gold including 4m of 3.44 g/t gold
- 8m of 1.81 g/t gold
- 4m of 1.50 g/t gold

The Mt. Haluba system is large, mainly unexplored, and will be targeted for further exploration, initially by excavator trenching, to penetrate surface colluvium and obtain samples where hand trenching is not practical. Further information on Mt. Haluba is given in the release dated March 9, 2004.

Conclusion

The results of the above program, plus previous exploration results, confirm that the Mt. Allemata property is a highly attractive gold project, with both high tonnage and high grade gold potential. Follow-up exploration including, excavator trenching and drilling to define gold resources, will commence in the near future.

The technical data in this release has compiled by and prepared under the supervision of Robert D. McNeil CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy and meets the requirements of NI 43-101 for a qualified person.

Dal Brynelsen, President and CEO of Vangold comments "the combination of these results as well as the previously announced discovery of the gold bearing gossan at the Feni Gold Project (Press Release June 8, 2004) underlines the potential of our advanced gold properties in Papua New Guinea."

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Figure 1


EL 1329 YUP RIVER
EL 1021 FENI
EL 1320 BISMARCK
EL 1322 MT. PENCK
EL 1324 FERGUSSON
EL 1323 ALLEMATA
Location Map
Philippines
Papua
New Guinea
Australia
Vangold Property Locations
-4°
-6°
-8°
-10°
-12°
-14°
142°
144°
146°
148°
150°
152°
154°
156°

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

FREE GOLD DISCOVERED IN OUTCROP AT FENI GOLD PROJECT ENCOURAGING DRILL RESULTS FROM MAD005, MAD006 AND MAD007

June 8, 2004, Vancouver, British Columbia – Dr. David Lindley, as project manager for Vangold Resources Ltd. ("Vangold") in Papua New Guinea, has located a significant new (previously unknown) gold zone approximately 500m northwest of the drill holes MAD001 and MAD005 within the central part of the Ambitle caldera at the Feni Project. This new gold zone, know as the Matangkaka Creek gossan, was located by follow-up exploration of the previously announced high gold values located in panned concentrate samples from Matangkaka Creek. The values included results such as 65.5, 25.6, 45.0, 26.4, 10.2, 36.0, 23.3 and 31.4 g/t gold.

Dr. David Lindley, a qualified person as defined in NI 43-101, reports that visible gold has been noted in the Matangkaka gossan. The gossan is at least 500m long and 100m wide, has an apparent NNE strike, and consists of various oxides of iron and manganese (with included opal/alunite alteration) which form massive exposures along two sub-parallel tributaries of Matangkaka Creek. Panned samples of concentrate residues from the pulverized in-situ gossan also contain visible gold. Samples of the gossan and panned residues have been sent to the assay laboratory in Townsville, Australia for assay. Further sampling is underway. Dr. David Lindley also reports that the appearance of the gossan, plus abundant sulphide and quartz in the panned residues, suggest that the Matangkaka gossan represents the surface expression of a gold bearing sulphide rich body peripheral to the Matangkaka Intrusive Complex.

When drilling resumes later in June, the initial holes will test the Matangkaka gossan at depth. Three diamond core holes in the initial drilling program were completed prior to the temporary cessation of drilling in late May. Two holes, MAD005 and MAD007, intersected encouraging results (as shown in the attached table) which will require further follow-up. Hole MAD006 which was drilled to test a major induced polarization (IP) anomaly approximately 900m SW of holes MAD005 and MAD007 failed to intersect significant gold values but did encounter narrow zones of sulphides (up to 10% sulphides) between 125m and 237m in depth, coincident with argillic alteration and brecciation. This sulphide would appear to account for the IP anomaly at this location.

Hole MAD005 (final depth 350m) which was drilled 50m north of the original gold discovery in MAD001, intersected gold values comparable to those in MAD001, but with less depth extent to the gold grades. This may indicate that further exploration (drill holes) should target the area to the south of MAD001. Best intersection was 48m of 1.54 g/t gold between 50 and 98m depth, which correlates with 52m of 1.65 g/t gold in MAD001 between 68 and 120m depth. The copper content increases significantly below 100m depth and the drill hole appears to penetrate significant porphyry copper/gold mineralization, eg. between 230m and 248m the core contains 0.72 grams g/t gold and 0.68% copper.

Hole MAD007 was collared approximately 100m SW of MAD005 and was drilled in a northwesterly direction across a structure know as the Kabang structural zone. This hole encountered porphyry copper/gold mineralization, but without zones of elevated gold as in hole MAD005, throughout its entire length of 350m. Best intersection was 44m of 0.54 g/t gold and 0.21% copper between 72 and 116m depth. The best gold encountered was near the bottom of the hole – 2m of 1.35 g/t gold between 344m and 346mdepth.

The exploration completed to date at the Feni Project is encouraging, particularly the recent discovery of the Matangkaka gossan. There is obviously very extensive and widespread porphyry copper/gold mineralization present and these results will provide useful information in defining follow-up drilling targeting areas where higher gold and/or gold/copper mineralization could be present.

Target areas for the next phase of drilling will include the Matangkaka gossan, the area to the south of hold MAD001 and the area to the SW of the Kabang gold and gold/copper mineralization.

The technical date in the report was compiled by Robert McNeil, a qualified person as defined in NI 43-101. Mr. McNeil is CEO of New Guinea Gold Corporation and a Fellow of the Australian Institute of Mining and Metallurgy.

Corning Energy Inc., ("Corning") Vangold's wholly owned gas subsidiary, reports that Strange Brew 5-30, of which Corning has a 4.375% working interest, the drilling of which was announced on May 31, 2004, has failed to produce commercial hydrocarbons and has therefore been abandoned.

Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp., Vangold may obtain a 75-per-cent interest in tenement EL 1021 and the newly added EL 1331 - Feni, covering a total of 166.6 square kilometres, the Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

TABLE 1. DRILL ASSAY RESULTS					
Hole No.	Depth		Length of Intercept	Gold Grade Grams/Tonne	Copper %
MAD 5		50-148	98m	0.94 g/t Au	
	Incl.	50-98	48m	1.54 g/t Au	
	Incl.	50-60	4m	2.30 g/t Au	
		148-310	162m	0.46 g/t Au	0.15 %
	Incl.	230-248	18m	0.72 g/t Au	0.68 %
	Incl.	268-282	14m	1.30 g/t Au	0.25 %
	Incl.	294-300	6m	1.19 g/t Au	0.12 %
		310-332	22m	0.66 g/t Au	0.06 %
		332-350	18m	0.13 g/t Au	0.08 %
MAD 7		72-116	44m	0.54 g/t Au	0.21 %
		116-134	18m	0.25 g/t Au	0.06 %
		134-170	36m	0.30 g/t Au	0.26 %
		170-270	100m	0.38 g/t Au	0.10 %
		344-350	6m	0.09 g/t Au	0.18 %
	Incl.	344-346	2m	1.35 g/t Au	0.30 %

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES FIRST QUARTER RESULTS

May 31, 2004, Vancouver, British Columbia Vangold Resources Ltd. ("Vangold") announces the following summary of its first quarter results to March 31, 2004. The detailed interim financial statements for the period ended March 31, 2004 and 2003 are available for viewing on Vangold's web site at www.vangold.ca or at www.sedar.com.

Operating revenues for the three months ended March 31, 2004 were $88,955, up from $55,060 for the same period last year, as a result of production from the East Corning Field. Through its wholly owned subsidiary, Corning Energy Inc, a Nevada company, and it partners, were producing in excess of 3.4 mmcf of natural gas per day from six wells in the East Corning Gas Field. East Corning is located near Red Bluff, Tehama County, in the Sacramento Valley, California. Vangold has earned a 5.0% working interest (3.75% net revenue interest) in six wells, a 2.7% working interest (2.025% net revenue interest) in one well, and a 11.75% working interest (9.75% net revenue interest) in an eighth well. During the quarter, Corning consented to participate (4.375% W.I.) in the drilling of the next well in the program, Strange Brew #5.

Total expenses for the three months ended March 31, 2004 were $324,361 vs. $104,332 for the same period in 2003. This increase reflects the costs associated with a much higher level of exploration activity of which $189,217 was expensed on the Feni Project in Papua New Guinea primarily on the first phase five hole drill program of which three holes were drilled. The first phase drilling program explores a pronounced and previously untested IP anomaly approximately 2000m by 800m lying southwest and structurally along trend from two significant areas of widespread gold mineralization. Results from the first holes will be released as soon as they are received.

For the three months ended March 31, 2004, a net loss of $253,857 was reported as compared with a net loss of $60,825 for the corresponding period in 2003 and a basic loss of $0.03 per share, compared with $0.01 per share for the corresponding period in 2003. Increase of $193,032 was due to the increased general exploration activity, management fees, professional fees, administrative costs, investor relations and the significant increase in oil and gas production costs.

Net proceeds from financing activities during the period under review, totalled $1,097,545 vs. $187,500 for the same period in 2003. These funds were raised primarily through the exercise of warrants which were issued pursuant to a brokered private placement in September of 2003. Vangold is using these funds primarily for exploratory expenses and operating overheads.

At the end of the quarter, Vangold had cash and cash equivalents of $1,767,350, accrued revenues of $19,552, advances receivable of $357,317, prepaid expenses of $32,645, due from related parties $9,232 and loans payable to related parties of $129, payables to joint interest owners of $31,045 and accounts payable of $52,495 for total working capital of $2,102,427compared to $70,032 for the comparable period in 2003.

Vangold has become one of the dominant gold exploration companies in Papua New Guinea with interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES DRILLING AT EAST CORNING FIELD, CALIFORNIA

May 31, 2004 - Vancouver, BC - Vangold Resources Ltd. (the "Company") announces that the Strange Brew 5-30 spudded as of May 27th, from a surface location about ¼ mile away from the currently producing Strange Brew 3-30. It is planned that it will reach Total Depth at approximately 4900 feet. Prior to reaching that depth, the well should encounter the geophysically identified Forbes target. This same target is productive in several wells in the East Corning Field, which has cumulatively produced over 2.6 Billion Cubic Feet of Gas (BCFG) from both Forbes and Kione zones since its discovery in 2002, with the Company earning $371,863 in gas revenues in 2003.

The Company has net revenue interests ranging from a 2.7% working interest (WI) (2.025 Net Revenue Interest (NRI)) to 11.75% WI (9.75% NRI) in wells drilled to date in the East Corning Field and has a 4.375% WI in the currently drilling Strange Brew 5-30.

The 6500 acre East Corning Field in the Sacramento Basin is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCFG) and the Rice Creek Field (35 BCFG). The Strange Brew 5-30 was targeted on recently acquired and analyzed 3-D seismic data. The Company and its partners have identified additional drilling opportunities in the East Corning Field in this ongoing project.

The Company is an integrated resource company and in addition to its East Corning gas interests has mineral properties in Papua, New Guinea and North America. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD'S YEAR END RESULTS

Vancouver, British Columbia, May 20, 2004: Vangold Resources Ltd. ("Vangold") announces that its audited financial statements for the year ended December 31, 2003 were filed on SEDAR at www.sedar.com and posted to its website at www.vangold.ca.

To briefly summarize 2003's events, early in the year, we completed our reactivation plan, returned to our roots as Vangold Resources Ltd., and received Tier Two trading status from the TSX Venture Exchange through the acquisition of an additional 8 mineral claims in Rossland, BC. We continued to add to these core properties with the acquisition of 9 key properties from Teck Cominco and a further 20 mineral claims (Reverted Crown Grants) from a sealed bid auction conducted by the Ministry of Energy and Mines.

We then acquired an option to earn 75% of the Feni Gold Project in Papua New Guinea. We partnered with New Guinea Gold Corporation (TSX-V:NGG), the company that owned the project and whose principals have expended a considerable amount of time and money exploring Papua New Guinea. At the time of the acquisition, NGG and other companies had already spent $7 million on exploration at the Feni Property. As a result, we can refine the target areas using previous information, together with our own newly acquired data, including remote potassic alterations, seismic and bio-geochemical surveys, all of which indicate the probability of a successful drill program. The Feni drilling program has been underway for several weeks and we anticipate the first results from Australia by the end of this month.

By August we sought project financing for Feni and successfully secured financing a large portion of which was subscribed by European investors active in resource financings. Net proceeds from financing activities during the year totalled $2,304,604 vs. $421,329 for the same period in 2002 and we earned $2,394.421 from equity financing as compared to $90,000 during the fiscal year ended December 31, 2002. The funds are primarily to fund exploratory programs and operating overheads. Operating revenues for the year were $371,863, up from $132,680 for the same period last year, as a result of production from the East Corning Gas Field in Sacramento Valley, California. The project is ongoing with drilling to commence at a new well, Strange Brew #5, very shortly.

As a result of gaining a growing appreciation for the world class mineral potential of Papua New Guinea and the skills of our Australian partners we made a decision to dramatically expand our project portfolio in PNG. In November, we announced the acquisition of Kanon Resources Ltd, a private company, jointly on a 50/50 basis with New Guinea Gold Corporation. This strategic mandate resulted in the acquisition of six large properties containing more than 60 prospects combing to produce a landholding totalling over 1,400 square km.

Total expenses for the year ended December 31, 2003 were $1,202,533 vs. $297,741 for the same period in 2002. This reflects increased costs associated with an extensively higher level of corporate activity and the expensing of all stock-based compensation as required under CICA guidelines. The corporate activities are specifically related to the research, acquisition, development and exploration of properties in both the oil and gas and the mineral exploration sectors. Oil and Gas depletion costs also increased significantly during the year due to additional impairment charges being recognized and charged to costs. For the year ended December 31, 2003, a net loss of $905,112 was reported as compared with a net loss of $191,329 for the corresponding period in 2002 and a basic loss of $0.08 per share, compared with $0.05 per share for the corresponding period in 2002.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V-VAN**

DRILLING AT MT. PENCK IN PNG TO COMMENCE JUNE 2004

Vancouver, British Columbia, May 19, 2004: Vangold Resources Ltd. ("Vangold") announces that its partner, New Guinea Gold Corporation, ("NGG") has issued a news release (May 19, 2004) on the drill program at Mt. Penck in Papua New Guinea. Mt. Penck is presently owned 50% by Vangold and 50% by NGG. NGG is earning an effective 60% equity interest in Mt. Penck by solely funding the initial $300,000 of exploration costs.

As reported in our news release of April 1, 2004, the initial program will comprise approximately 10 by 100 metre holes to test the gold bearing system defined in trenching at Kavola East. Trench results at Mt. Penck included 97m of 3.39g/t gold, 9m of 60g/t gold, 15m of 12g/t gold and 131m of 2.36g/t gold. Some previous drill results at Mt Penck included 18m of 4.35g/t gold, 33m of 2.41g/t gold, and 6m of 6.61g/t gold. We reported that the availability of equipment could slightly delay the commencement of drilling. NGG has now reported that the drilling contractor, United Pacific Drilling has advised that because of these delays, the drill will not be mobilised to the property until early June.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

FENI GOLD PROJECT DRILLING PROGRAM

Vancouver, British Columbia, April 26, 2004: Vangold Resources Ltd. ("Vangold"). Further to our news release of April 13, 2004, we have received additional updates on the Feni Gold Project in Papua New Guinea, from Dr. David Lindley, our lead geologist.

Feni Drilling Program

Dr. Lindley reports that in addition to tenement EL 1021, a second license has been obtained – EL 1331. This license forms part of the option agreement between Vangold and New Guinea Gold Corporation whereby Vangold has the option to earn 75% of the Feni Gold Project. Total combined area of EL 1021 and EL 1331 is 166.6 sq km which is the entire area of both Ambitle and Babase Islands that form the Feni Island group.

Second half of the core of MAD 005 is scheduled to leave Ambitle on April 23rd. The core will be air freighted from Rabual to Australia for assaying. The drill program is progressing with the third hole (MAD007) sited 50 m west of MAD001, will be drilled out to the north west. The drill pad is ready.

Vangold's work at Feni has been positively received by the local community. The re-opening of the Malekolon airfield, which was closed for 3 years, has had a significant positive impact on the residents. Vangold has provided medi-vac services to Rabaul for several intensive care patients. Further, many charter trips to the island have carried medicines for the local health care centre. "Gift" passage to and from Rabaul for up to 5 passengers (when available) is provided for shopping trips. Over K14,000 in wages has gone into the local community since operations commenced in November 2003.

Ambitle Island Biogeochemical Panned Concentrate Sampling – February 2004

As reported in our news release of January 28, 2004, results from the 10-15m wide Nanum River sampling, upstream from Kabang indicated the persistence of a strong gold signature extending well into the yet to be stream sampled central and northern portions of the crater. Papua New Guinea geologist, Jeremiah Ninkama, has completed the survey of the central crater area. A total of 47 panned concentrates and 251 biogeochemistry samples were collected. Becquerel Laboratories in Australia has advised this week that the samples had cleared quarantine and arrived safely at the Sidney lab. Results are expected at the end of this month.

The biogeochemistry sampling was restricted to areas where tephra cover is known to be thin or absent. The areas include the Kabang and Dome Prospects, covering an area of about 3.3 sq.km. Large trees (circumference of 79 cm) were preferentially sampled. Tree density is estimated at about 40 – 50 m apart. The panned concentrate program focussed on tributaries in the upper Nanum River, Matangkaka Creek (750 m NW of Kabang Creek) and Kiau Creek (immediately south of Kabang Creek). 41 of the 47 panned samples (87% contained visible gold. Gold was present as either or both of fine "mustard" gold or 1-2 mm flakes. Matangkaka Creek was the standout creek, in Mr. Ninkama's opinion, with more than 30 colours of gold present in the 4 washed samples. Panned material in this case was obtained from tree roots. In Mr. Ninkama's, opinion, with the completion of this program, the pan concentrate sampling for the

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

main prospects within the central caldera Kabang, North Central Caldera and Dome Prospects has been thoroughly completed.

Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp., Vangold may obtain a 75-per-cent interest in tenement EL 1021 and the newly added EL 1331 –including the Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. Drilling is also scheduled to commence at Mt. Penck, Papua New Guinea, (see news release of April 1, 2004) with an initial program that will comprise approximately 10, 100 metre holes to test the gold bearing system defined in trenching at Kavola East.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

VANGOLD APPOINTS NEW DIRECTOR

Vancouver, British Columbia, April 20, 2004: The Board of Directors of Vangold Resources Ltd. ("Vangold") is pleased to announce the appointment of Mr. Peter A. McNeil to the Board. Mr. McNeil was chosen to join the Board for his extensive exploration and program management experience in Papua New Guinea including the Lihir gold deposit.

Mr McNeil, a resident of Western Australia, is the Managing Director of Tas Gold Ltd. (ASX-TGD), a non-executive Director of Macmin Silver Ltd. (ASX MMN) and a non-executive Director of New Guinea Gold Corporation ("NGG") (TSXV-NGG). He is also the Managing Director of Kanon Resources Ltd., a private Papua New Guinea company which was recently purchased jointly by Vangold and NGG. (See news releases of January 22, 2004 and February 11, 2004.)

Mr. McNeil graduated B.SC. (Geology) in 1982 and M.Sc. (Geochemistry) in 1985 from the University of Houston. He has twenty-one years of professional experience in Papua New Guinea, Australia and Canada. He is a member of the Australian Institute of Geoscientists, the Society of Economic Geologists, the Society for Geology Applied to Mineral Deposits, the Society of Resource Geology and the Australian Institute of Company Directors.

Mr. McNeil has worked in Western Australia's NE Goldfields where he was consulting site geologist on the "discovery" holes of both the Nimary (Eagle Mining) and Sunrise Dam (Delta Gold) gold ore bodies, the largest and second largest pure gold discoveries in Australia during the 1990's, with a total of more than 14 million ounces of gold resources. Mr. McNeil is the principal of a private mineral exploration consultancy – Exploration & Management Consultants Pty. Ltd. which has provided exploration, acquisition and corporate services to the minerals industry for the past thirteen years. He has actively promoted exploration in Papua New Guinea since 1992.

Vangold is conducting a diamond drill program at Feni Island in Papua New Guinea. The first hole of 310.20 m is completed with core in transit for assaying in Australia. Drilling of the second hole is underway. Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp., Vangold may obtain a 75-per-cent interest in tenement EL 1021 - Feni, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. Drilling is also scheduled to commence at Mt. Penck, Papua New Guinea, (see news release of April 1, 2004) with an initial program that will comprise approximately 10 by 100 metre holes to test the gold bearing system defined in trenching at Kavola East.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca .

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

PRELIMINARY REPORT ON FENI ISLANDS DRILLING PROGRAM

April 13, 2004 - Vancouver, BC - Vangold Resources Ltd. ("Vangold"). Further to our news release of April 1, 2004, we have received a preliminary report from Dr. David Lindley, the lead geologist, who has just returned from his trip to the drill site at the Feni Gold Project. Dr. Lindley reports that MAD 005 (the first diamond drill hole of the program) was completed on April the 8th at a depth of 310.20 m. The upper part of the hole has been logged and split/sampled on the island and 255 kgs of sample is now in Rabaul. The core is being air freighted directly to Australia for assaying.

MAD 006 was collared April 11th. It is sited as a vertical test of the IP anomaly, SW of Kabang. As of April 12th (nightshift) it was down to 20 m.

Including natural gas investments, Vangold is a diversified resource company with interests in the historic Rossland Gold Camp in British Columbia and seven Papua New Guinea ("PNG") gold or copper/gold projects. Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp., Vangold may obtain a 75-per-cent interest in tenement EL 1021 - Feni, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. Vangold is one of the dominant gold exploration companies in PNG. PNG is the world's 14th copper producer and 10th gold producer. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

NEWS RELEASE

AMENDMENT TO STOCK OPTION PLAN AND ISSUE OF STOCK OPTIONS

April 8, 2004 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that the Board of Directors has agreed to amend Vangold's incentive stock option plan dated March 28, 2003 (the "Plan"), to increase the common shares available for issue to certain officers, directors, employees and consultants of the company to a total of 5,000,000, subject to disinterested shareholder approval and the approval of the TSX Venture Exchange. The Plan is a fixed plan that allows Vangold to reserve up to a maximum of 20% of its issued and outstanding share capital for issuance pursuant to options. Any options granted under the Plan may not be exercisable until the necessary disinterested shareholder approval is obtained and the options have vested in accordance with the terms of the Plan

In addition, Vangold announces that the Board of Directors has approved the issuance of 2,000,000 incentive stock options to directors and 430,540 incentive stock options to employees and consultants. The options are exercisable for three years at a price of $0.70. The granting of these options is also subject to disinterested shareholder approval and the approval of the TSX Venture Exchange.

Including natural gas investments, Vangold is a diversified resource company with interests in the historic Rossland Gold Camp in British Columbia and seven Papua New Guinea ("PNG") gold or copper/gold projects. Vangold is one of the dominant gold exploration companies in PNG, the world's 14th copper producer and 10th gold producer. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

PRIVATE PLACEMENT CLOSED

March 23, 2004 - Vancouver, BC - Further to a news release of Febrruary 24, 2004, Vangold Resources Ltd. ("Vangold") announces the completion of its private placement as to 37,218 units at $0.65 per unit. Each unit consists of one share and a one-half non transferable share purchase warrant exercisable for a period of one year at $0.80. The shares are subject to a hold period and may not be traded until July 11, 2004.

Including natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

DRILLING CONTRACT AWARDED FOR MT. PENCK, DRILLING UPDATE FROM FENI GOLD PROJECT

FOR IMMEDIATE RELEASE: - Vancouver, BC - April 1, 2004 - Vangold Resources Ltd. ("Vangold") reports that its joint venture partner, New Guinea Gold Corporation (NGG) has awarded a contract for 1,000 metres of drilling at Mt Penck to the principle drilling contractor in Papua New Guinea (PNG), United Pacific Drilling.

Mt. Penck is owned by Kanon Resources Ltd., a Papua New Guinea company which is owned 50% Vangold and 50% NGG. NGG is earning an effective 60% equity interest in Mt. Penck by solely funding the initial $300,000 of exploration costs.

The initial program will comprise approximately 10 by 100 metre holes to test the gold bearing system defined in trenching at Kavola East. The drill camp is presently being constructed and drilling will commence as soon as the drill plus bulldozer can be mobilised to site. Access is not a problem as a bulldozer can walk to site. However, a machine may not be available for several weeks, which could slightly delay the commencement of drilling.

The historical data suggests that the Kavola East Prospect is one of six named prospects that occur within a northerly trending structural zone on the northwest flank of Mt Penck (figure 1), an eroded, extinct, Pliocene strata volcano.

The Kavola East mineralisation is hosted within pervasive, argillically altered volcanics with moderate to strong silicification. The extent of mineralisation is illustrated by the geochemical gold in soil anomaly shown on figure 2. This anomaly is approximately 450 metres in length and up to 200 metres wide. It contains a central core zone some 250m long, averaging 40 metres in width in which the soils exceed 1g/t gold. Kavola East has been partially tested by extensive trenching (including a recent program in June 2003), but by only one drill hole.

Trench results from the June 2003 program and earlier programs are summarised in tables 1 and 2 and their locations are shown on figure 2. Results are very encouraging with intervals such as 97m of 3.39g/t gold, 20m of 2.77g/t gold, 62m of 0.84g/t gold, 40m of 8.89g/t gold, 5m of 60g/t gold, 131m of 2.36g/t gold and 64m of 2.50g/t gold. The single drill hole at Kavola East intersected 70m of combined mineralised intervals averaging 1.15g/t gold and included intervals such as 6m of 6.1g/t gold and 1m of 23.2g/t gold.

The technical data in this release was prepared by or under the supervision of Peter A. McNeil, Director of New Guinea Gold Corporation. Mr. Peter McNeil is a Member of the Australian Institute of Geoscientists and meets the requirements of NI 43-101 for a qualified person. Mr. McNeil has a M.Sc. in Geology and approximately 20 years experience in the mineral exploration industry, mostly in Papua New Guinea.

Feni Gold Project

Drilling commenced mid-March at the Feni Gold Project. The Phase 1 drilling program will explore a pronounced and previously untested IP anomaly approximately 2000 m by 800m laying southwest and structurally along trend from two significant areas of widespread gold mineralization. Dr. David Lindley, the lead geologist, is presently at the site overseeing the drill program. Drilling is proceeding as planned and we expect to have enough information to provide an update within the next two weeks.

With interests in seven PNG gold or copper/gold projects, Vangold is one of the dominant gold exploration companies in Papua New Guinea, the world's 14th largest copper producer and 10th largest gold producer.

Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp. Vangold may obtain a 75-per-cent interest in tenement EL 1021 - Feni, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

TABLE 1

TRENCH RESULTS – KAVOLA EAST PROSPECT

JUNE 2003 PROGRAM

TRENCH			GOLD GRADE
Number		*Intercept Length*	*Grams/tonne*
1		**97m**	**3.39 g/t Au**
97m long	Incl.	78m	4.10 g/t Au
	Incl.	**48m**	**5.57 g/t Au**
	Incl.	34m	7.36 g/t Au
	Incl.	21m	11.15 g/t Au
(21m of 11.15 plus 76m of 1.25 g/t Au for rest of trench)			
	Incl.	**14m**	**14.26 g/t Au**
(Trench starts in 1.86 g/t Au and finishes in 1.30 g/t Au)			
2		**62m**	**0.84 g/t Au**
62m long	Incl.	6m	1.72 g/t Au
	Plus	13m	1.50 g/t Au
	plus	8m	1.59 g/t Au
(Trench starts in 0.27 g/t Au and finishes in 1.32 g/t Au)			
3		40m	0.80 g/t Au
40m long	Incl.	**16m**	**1.91 g/t Au**
	Incl.	4m	1.40 g/t Au
	Incl.	6m	2.19 g/t Au
(Trench starts in 1.47 g/t Au and finishes in 4.35 g/t Au)			
4		**131m**	**2.36 g/t Au**
137m long	Incl.	104m	2.60 g/t Au
	Incl.	56m	3.72 g/t Au
	Incl.	14m	2.78 g/t Au
	Plus	**2m**	**39.00 g/t Au**
	Plus	**4m**	**11.27 g/t Au**
	Plus	**4m**	**5.16 g/t Au**
	Plus	14m	3.25 g/t Au
	Plus	6m	4.29 g/t Au
(Trench starts in 1.60 g/t Au and finishes in 0.14 g/t Au)			
5		**28m**	**2.19 g/t Au**
37m long	Incl.	20m	2.77 g/t Au
	Incl.	14m	3.42 g/t Au
	Incl.	**6m**	**5.32 g/t Au**
(Trench starts in 0.30 g/t Au and finishes in 0.07 g/t Au)			
6		**20m**	**1.66 g/t Au**
29m long	Incl.	6m	2.32 g/t Au
(Trench starts in 1.28 g/t Au and finishes in 0.06 g/t Au)			
7		**35m**	**0.97 g/t Au**
35m long	Incl.	10m	1.87 g/t Au
8		10m	1.59 g/t Au
25m long			
(Trench starts in 1.98 g/t Au and finishes in 0.06 g/t Au)			
9, 10	Trenches 9 and 10 were not dug		

11 88m long	 Incl. Incl. Incl. Incl.	**64m** 56m 28m **12m** **4m**	**2.50 g/t Au** 2.78 g/t Au 2.60 g/t Au **6.44 g/t Au** **15.00 g/t Au**
(Trench starts in 0.56 g/t Au and finishes in 0.98 g/t Au)			
12 27m long	 Incl. Plus	27m **15m** 2m	1.38 g/t Au **2.17 g/t Au** 1.30 g/t Au
(Trench starts in 0.56 g/t Au and finishes in 0.98 g/t Au)			

TABLE 2

TRENCH HIGHLIGHTS – KAVOLA EAST PROSPECT

PROGRAMS PRIOR TO KANON

Trench Number	*Intersection (metres)*	*Grams/tonne Gold*
A	40 incl. 5	*8.89* *60.00*
B	*15*	*11.73*
C	*5*	*6.51*
D	*5*	*5.18*
E	*5*	*4.99*
F	*15*	*4.60*
G	*10*	*3.73*
H	*15*	*2.55*
J	*20*	*2.49*

FIGURE 1



Kanon Resources Ltd
Papua New Guinea
West New Britain Province
Mt Penck EL 1322
Prospect Areas
Compiled: P.McNeil
Date: 12/2003
Scale: 1:30,000
Drawn: Exploration & Management Consultants Pty Ltd
No.
Map Location Area
Papua New Guinea
New Britian
LEGEND
Mineralised Structural Zone
Approximate Outline of Mt Penck
Prospect Area
0
500
1000
METRES
N
W
E
S
BISMARK SEA
Koibua South Prospect
Koibua Prospect
Kavola Prospect
Peni Creek Prospect
Kavola East Prospect
Peni Creek South Prospect
MT PENCK
9392000
9391000
9390000
9389000
9388000
9387000
789000
790000
791000
792000
793000
794000
795000
Figure 1



Kanon Resources Ltd
Papua New Guinea
West New Britain Province
EL 1322 Mt Penck
Kavola East Prospect
Gold in Soils, & Trenches
Compiled: P.McNeil
Date: 12/2003
Scale: 1:1,000
Drawn: Exploration & Management Consultants Pty Ltd
No.
T-8
A
T-7
C
T-6
T-5
G
T-4
T-3
E
T-2
H
D
T-1
B
F
T-11
J
DDH-7
T-12
N
W
E
S
0
25
50
METRES
LEGEND
DDH-7
Drillhole
Significant Trench Intercepts
Creeks & Drainages
Soil Contours
>1.0 g/t Au
0.5 - 1.0 g/t Au
0.1 - 0.5 g/t Au

Figure 2

VANGOLD

VANGOLD RESOURCES LTD. TSXV-VAN

VANGOLD TO DRILL ADDITIONAL DEVELOPMENT WELLS

Vancouver, BC, Wednesday, March 25, 2004 - Mr. Dal Brynelsen, President and CEO, is pleased to report that as of early March 2004, through its wholly owned subsidiary, Corning Energy Inc., a Nevada company, ("Corning") Vangold Resources Ltd. ("Vangold'), and its partners, were producing in excess of 3.4 mmcf of natural gas per day from 6 wells in the East Corning Gas Field. The Field is located near Red Bluff, Tehama County in the Sacramento Valley, California. Vangold's working interest ranges from 3.75% to 11.75% in each of the six wells.

The partnership recently acquired and analyzed additional 3-D seismic data and as a result new targets have been outlined. Corning has consented to participate (4.375% W.I.) in the drilling of the next well in the program, Strange Brew #5. Drilling of Strange Brew #5 will commence around May 1, 2004, and will be located in the vicinity of producing wells. Several additional wells are possible. The project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using 3-D seismic technology.

Vangold is an established resource company with interests in advanced gold properties such as the Feni Gold project near the world class, 42 million oz Au, Lihir Mine and the Rossland Gold Project in the historic Rossland Gold Camp (3million oz Au) in British Columbia. Vangold recently reached a major milestone by becoming one of the dominant gold exploration companies in Papua New Guinea, home to some of the world's largest gold mines. In 1999, Papua New Guinea was the world's 14th copper producer and 10th gold producer. Papua New Guinea is considered to be vastly under-explored and highly prospective for the discovery of new world-class mineral deposits.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD.

VANGOLD COMPLETES ADDITIONAL SURVEYS AT FENI

Vancouver, British Columbia, March 19, 2004- Mr Dal Brynelsen is pleased to announce that additional biogeochemical sampling and stream panned concentrate sampling has recently been completed the Feni Gold Project, Papua New Guinea. A total of 251 biogeochemical samples and 52 panned concentrate samples have been received in Rabaul for transhipment to Becquerel Laboratories in Sydney, Australia, for analysis by neutron activation analysis (NAA). Results are expected within two to three weeks. A diamond drilling program is in progress.

Located in the " Lihir Corridor" , The Feni Project hosts similar geology, including widespread gold mineralization, similar alteration styles and similar alkaline intrusives to the Lihir Mine located along trend about 90 km to the north. The Lihir Mine was discovered by Kennecott in the early 80' s and has a published resource of more than 42 million ozs gold. With interests in seven PNG gold or copper/gold projects, Vangold is one of the dominant gold exploration companies in Papua New Guinea, the world' s 14th copper producer and 10th gold producer.

Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp. Vangold may obtain a 75-per-cent interest in tenement EL 1021 – Feni Gold Project, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. CORRECTION TO MARCH 16, 2004 NEWS

RELEASE

Vancouver, British Columbia, March 19, 2004 - At the request of TSX Venture

Exchange the

Company is issuing this news release. On March 16, 2004 the Company issued a press release, which disclosed two historic mineral resource estimates for the Feni Gold Project. The Company wishes to clarify the news release by stating the following:

- In the Company's AIF dated June 12, 2003, Mr. Peter Christopher, P Eng states that "The resources are not in the form required by NI 43-101 and at the grades reported would be uneconomic since the top of the resource zone is 50 to 100m below the surface." The CIM defines a mineral resource as having "reasonable prospects for economic extraction". As a result these historic estimates cannot be reconciled to any of the current mineral resource categories, including the inferred category.

- A subsequent report by Behre Dolbear of September 2003 stated, " Behre Dolbear does not endorse either of these resources."

Vangold retracts any and all references made to these historic resource estimates and strongly cautions investors from relying on them when assessing the Feni Gold Project.

VANGOLD RESOURCES LTD.
On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company' s expectations. Certain risk factors may also affect the actual results achieved by the company.

VANGOLD

TSX-V-VAN

Vangold Resources Ltd.

VANGOLD COMMENCES DRILLING AT FENI GOLD PROJECT

Vancouver, British Columbia, March 16, 2004- Mr Dal Brynelsen is pleased to announce that drilling has commenced at the Feni Gold Project, Papua New Guinea.

Dr. David Lindley, project geologist, has informed the Company that the barge arrived at Feni at 3.00 pm on Saturday March 13 and that all drilling equipment has been offloaded and drilling was expected to be underway by midday Monday, March 15.

The Phase 1 drilling program will explore a pronounced and previously untested Induced Polarization (IP) anomaly approximately 2000m long (6000 ft) by 800m (2400 ft) laying southwest and structurally along trend from two significant areas of widespread gold mineralization. The IP anomaly lies SE of and directly adjacent to the Kabang Zone, which contains an inferred resource of 4.0 million tonnes at 1.4gAu/t (Bateman/Kinhill, 1993); and an unclassified resource of 7.5 million tonnes grading 1.3gAu/t at an unspecified cut-off. The second zone occurs 400m (1500 ft)further east, along strike from the Kabang Zone and is defined by diamond drill hole (1998) Mad 001 that returned 188m of 1.20 gm/t Au. Of note is the fact that hole MAD 001 bottomed in mineralization at 256m and one of several objectives of the current drill program is to explore to depth underneath this intersection.

Drilling is expected to take several weeks and results will be released as soon as they are received and compiled. Exploration is being undertaken under the supervision of Dr. David Lindley, an independent qualified person under National Standard 43-101.

Located in the "Lihir Corridor", The Feni Project hosts similar geology, including widespread gold mineralization, similar alteration styles and similar alkaline intrusives to the Lihir Mine located along trend about 90 km to the north. The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million ozs gold. W ith interests in seven PNG gold or copper/gold projects, Vangold is one of the dominant gold exploration companies in Papua New Guinea, the world's 14th copper producer and 10th gold producer.

Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp. Vangold may obtain a 75-per-cent interest in tenement EL 1021 – Feni Gold Project, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@ vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

VANGOLD'S J/V PARTNER REPORTS GOLD IN TRENCH/DRILL HOLE AT MT. ALLEMATA PROPERTY

Vancouver, British Columbia, March 9, 2004: Vangold's joint venture partner, New Guinea Gold Corporation ("NGG") has issued a news release today on the results of a trenching and rock sampling program at the Mt. Allemata property in Papua New Guinea ("PNG"). The Mt. Allemata property is owned 50% Vangold and 50% NGG pursuant to the acquisition of Kanon Resources Ltd. (see news releases dated December 16, 2003, January 22, 2004 and February 17, 2004).

These latest findings confirm the historic results some of which included trench results such as 30m of 9.0g/t gold, 87m of 1.83g/t gold and 24m of 2.47g/t gold. The best drill results to date were 28m of 1.59g/t gold and 40m of 78g/t silver. Historic production is approximately 14,000 ozs gold and 6kg of platinum. The presence of platinum and silver in the above drill hole is an intriguing upside which warrants further investigation. A further program is currently underway.

The latest program involved the collection of approximately 360 trench samples (each 4m long,) 50 rock samples and 200 soil samples. The trench samples confirmed the original trench sampling and returned comparable results. In addition, new trenching at Mt Haluba and Ulo Ulo prospects returned 16m at 6.96g/t gold, 4m of 18.70g/t gold, 8m of 13.28g/t gold, and 28m of 1.19g/t gold. 37 samples were collected at Ulo Ulo of which 18 were above 1g/t gold. Best values were 39.8, 29.7, 31.9 and a chip sample over 1.4m of 71.9g/t gold. At Mt Haluba, of 12 samples collected, 8 samples were greater than 1g/t with a maximum of 31.8g/t gold. The soil sampling confirmed the earlier surveys and had maximum soil values of 1.6 and 1.4g/t gold.

A copy of of NGG's release dated March 9, 2004 is appended to this news release and provides details of technical data which was prepared by or under the supervision of Peter A. McNeil, a Director of New Guinea Gold Corporation and a qualified person under NI 43-101.

With the Kanon acquisition, Vangold has become one of the dominant gold exploration companies in PNG and currently holds interests in six gold projects and one copper/gold project. Most of these properties are considered advanced stage projects with significant known gold in trench and drill hole with further drill ready targets. The properties total 1,700 sq kms in area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

NEW GUINEA GOLD CORPORATION NGG

PRESS RELEASE

ENCOURAGING GOLD IN TRENCH/DRILL HOLE AT MT ALLEMATA PROPERTY

Vancouver - 9th March 2004. The Mt Allemata property in SE Papua New Guinea (see location map) is held jointly (50%/50%) with Vangold Resources (see Press Release on acquisition of Kanon Resources Ltd dated 16th December 2003). The area has an excellent location with road access to the provincial centre, Alotau, and covers the historic Milne Bay goldfield.

Some of the historic results are:

Trench results such as 30m of 9.0g/t gold, 87m of 1.83g/t gold and 24m of 2.47g/t gold. Best drill results to date were 28m of 1.59g/t gold and 40m of 78g/t silver.

Historic production is approximately 14,000 ozs gold and 6kg of platinum. The presence of platinum and silver in the above drill hole are an intriguing upside which warrant further investigation.

A trenching and rock sampling program to confirm historic results has been completed and a further program is currently in progress. Approximately 360 trench samples (each 4m long), 50 rock samples and 200 soil samples were collected.

The trench samples confirmed the original trench sampling and returned comparable results. In addition, new trenching at Mt Haluba and Ulo Ulo prospects returned **16m at 6.96g/t gold, 4m of 18.70g/t gold, 8m of 13.28g/t gold, and 28m of 1.19g/t gold.**

37 samples were collected at Ulo Ulo of which 18 were above 1g/t gold. Best values were 39.8, 29.7, 31.9 and a chip sample over **1.4m of 71.9g/t gold**. At Mt Haluba, of 12 samples collected, 8 samples were greater than 1g/t with a maximum of 31.8g/t gold. The soil sampling confirmed the earlier surveys and had maximum soil values of 1.6 and 1.4g/t gold.

The sampling did not attempt to define the source of the alluvial platinum. The check sampling and new sampling confirmed a major gold system is present which warrants additional trenching and drilling.

New Guinea Gold Corporation (the Company) is a strongly focussed gold and gold /copper development and exploration company with interests in 12 properties in Papua New Guinea. These properties have resources in excess of 800,000 ozs of gold, and excellent upside potential in the multimillion oz gold range. In addition two properties host large copper systems, each of which has the potential to be developed as a major copper mine.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

The Company's business plan anticipates gold production of 40,000 ozs/year by early 2005 with potential to increase this production rate in the near term.

HISTORICAL DATA

The Mt Allemata licence (EL 1322) is at the eastern end of the New Guinea mainland, centred approximately 20km southwest of Alotau and ~ 15km due south of Gurney International Airport. An all-weather road connects to the tenement and numerous agricultural and logging tracks provide further access to within a few hundred metres of many of the prospects. It is 243.4 sq kms in area.

EL 1322 covers the Milne Bay Goldfield and the historic small scale underground copper-gold mine at Ulo Ulo and workings at Mt Haluba. There are perhaps 100 small adits and workings in the region. The Rough Ridge Mine produced 22kg of gold from 1320 tonnes of ore (~17g/t Au). Total gold production during the early part of the 20th century was more than 14,000 oz.and 6kg of platinum. The licence area has excellent prospectivity for high grade gold in mesothermal quartz veins associated with the intrusives (locally accompanies by base metal sulphides) and gold-copper skarns in limestone lenses near gabbro contacts.

Trenching by previous explorers has returned many medium, to high grade gold results over significant distances such as: 30 metres at 9.0g/t, 3.5m of 61.5g/t, 84m of 1.7g/t (incl.26m of 3.7), 20m of 5.58 g/t, 100m of 0.91g/t, 135m of 0.96g/t, 87m of 1.83g/t, 24m of 2.47g/t and 10m of 3.0g/t gold.

12 drill holes were completed by previous explorers and results include 20m of 2.20g/t, 27.7m of 1.59g/t, 13m of 2.02g/t (in 3 zones) and 4.5m of 11.97g/t gold at Mt Haluba and 6.95m of 5.04g/t, 0.6m of 10.3g/t plus 2m of 4.85g/t, 1m of 2.1g/t plus 0.5m of 7.6g/t and 0.5m of 10.85g/t gold at Ulo Ulo.

Excellent silver potential exists with drill hole 3 at Mt Haluba returning 40.3m of 78g/t silver from 42.5 to EOH at 82.8m (last assay was 2.8m of 78g/t silver) beneath the 27.7m of 1.59g/t gold from 2.3 to 30m down-hole. Lithologies are propyliticly altered polylithic clast supported gabbro breccias associated with diorite and weak/moderate fractured with fracture controlled pyrite and vuggy quartz veinlets.

The area is underlain by Eocene basalts with minor intercalated sandstone, chert and limestone, that are intruded by Oligocene to mid-Miocene gabbro, syenite and monxonite.

Thirteen prospects from within the property are briefly described below.

Mt Haluba (Stockwork) Prospect

A major area of gold mineralisation has been outlined in weathered bedrock and soil that is open ended to the NE and SW and has only been drilled over 50m and trenched over 200m of it's +400m length. The discrete mineralised zone appears to be at least 60m wide over it's length, but old workings and other geochemical anomalies attest to more widespread potential of the area as well.

A trench within a stockworked zone assayed 84.0m of 1.7g/t Au, including 26 metres averaging 3.7g/t gold. Another bench included 10 metres at 3.0g/t gold and locally up to 30m at 9.0g/t gold. To 3.5m of 61.5g/t gold in tight structures. Discovery sampling included 19 sub—outcrop and outcrop samples with an average of 23.2g/t Au and 13 float samples with an average of 12.5g/t Au.

A significant area of gold mineralisation in weathered bedrock is 60 to 80 metres wide, 200 metres long and open in each direction. The anomaly is outlined by the 0.25g/t Au contour, with more than 50% of the area lying inside the 11.0g/t Au contour with values up to 4.0g/t Au.

Argillic altered Ulo Ulo gabbro is stock worked by quartz veining, with mineralisation hosted in a swarm of narrow, strongly altered, monzonite dykes each several metres wide and in related quartz veins. Best gold values from soils (+1.0ppm) were from central zone of silicification, decreasing outwards to argillic alteration zones then peripheral propylitic altered zones and unweathered gabbro. Base metal (secondary copper and galena) veins were also observed in a number of places in the trench.

Four holes (2 angled + 2 vertical) were drilled at the Mt Haluba prospect, totaling 317.6m (MH No.1 to 4), within a 50m triangle leaving a significant strike length to test. DDH1 was drilled near the crest of a ridge to perpendicularly intersect the south-eastern margin of the mineralisation. The hole was strongly weathering to 22.8m and continued in intermittent pyritic primary mineralisation in sheared and brecciated gabbro and variegated felsic monzonite/diorite with some quartz veining, to the end of the hole at 103.5 metres in depth. DDH2 is 30m S of and 20m lower than DDH1. Drilled parallel to the first hole, it encountered strong weathering to 2.5m, then > 10 metres of clayey pyritic fault gouge, then variegated brecciated monzonite/diorite with narrow quartz (pyrite-chalcopyrite) veins and lesser gabbro to the end of the hole (80.5m). DDH3 was weathered to 30.5m and is sited on the crest of the ridge 15m distant from DDH 1, being drilled vertically through the south-easterly dipping margin of the mineralisation.

Mt Haluba Drill Results:

Hole	From(m)	To (m)	Interval (m)	Assay (g/t)
MH No.1	**4.0**	**24.0**	**20.0**	**2.2**
MH No.2	**0.0**	**3.0**	**3.0**	**1.6**
	3.0	5.0	2.0	0.3
	11.0	**16.0**	**5.0**	**2.55**
	16.0	20.0	4.0	0.13
	20.0	**25.0**	**5.0**	**1.74**
MH No.3	2.3	4.6	2.3	0.3
	4.6	**7.5**	**2.9**	**2.2**
	7.5	16.1	8.6	0.57
	16.1	**22.0**	**5.9**	**3.5**
	22.0	**28.8**	**6.8**	**1.63**
	28.8	30.0	1.2	0.54

Ulo Ulo Prospect

Creek, adit and soil sampling was conducted over the Ulo Ulo Prospect by Amax in 1982, with soils collected on a 50m grid. A northeast-southwest mineralised zone >600m long by 100m

wide was indicated from strong and coherent soils in the central, NE and SW parts and by the results of adit mapping and sampling.

Various gold mineralised intervals exposed by bulldozing (grades to 5.85g/t gold) occur as sub-zones up to 20 metres wide with strongly oxidised veins (from several centimetres to several metres and occasionally up to 8 metres, in width. These sub-zones are contained within a zone at least 200 metres wide cutting obliquely through a saddle which has been exposed by bulldozer trenching and soil sampling for a distance of 800 metres along a north-easterly trend.

Channel sampling of a 20m wide stockwork zone at the SW limit of the soil survey, to test for gold mineralisation away from the old high grade vein gold/copper workings (reportedly 1 oz/t), returned 10m of 3.7g/t gold. This intersection is about 100m SW of gold in bulldozer trench (results to 2m of 4.6g/t in a 25m wide partly sampled zone) and 200m SW of adit 15 with results to 29.15, 24.55, 11.54g/t gold in narrow veins and 1.60g/t gold in a separate 1.5m wide vein. About 100m SE of central Ulo Ulo (outside the soil anomaly noted above) Amax noted a vein in a creek exposure that returned 1m of 70g/t gold.

Mineralisation occurs in a northeast trending structural zone in granodiorites and gabbros (contact related?). As noted in adits it is steeply dipping sub-parallel pyritic quartz veins mostly less than 40 centimetres wide but up to 1.5 metres wide and associated breccias and stockworks. Drilling has intersected wider zones of gold (to 6.95m of 5.04g/t) mineralisation across trend and along strike to the NE of the adits.

Hole U008 intersected 6.95 of 5.04g/t gold (from 11m); this mineralisation has not been tested by trenching and its precise orientation and strike length is unknown. Hole U001 intersected 0.6m of 10.3 (from 22.2m), 2m of 4.8g/t gold (from 10.0m) plus low gold at surface . A total of eight holes (4 angled) were drilled at the Ulo Ulo Prospect (ULO No.1 to 8), for 620.9m.

The NE trending mineralised structural zone is known to be at least 200m wide, >800m long and is an excellent target to drill immediately. The northeast and southwest extensions should be evaluated, along with the 70 g/t gold occurrence. There may be significant near surface high-grade gold in multiple, generally narrow, quartz veining /stockworking zones, that taken with the Mt Haluba mineralisation, could provide easy to mine, near surface reserves.

Da'ayoge (Skarn) Prospect

- 11 rock floats, with 1 outcrop rock sample with 0.75 g/t Au average + 0.34% Cu.

- Grid mapping, soil sampling and ground magnetic surveying attempt to locate source of ironstone floats.

- A 66m length hand dug trench completed across 7.5m wide skarn outcrop.
- At least one magnetic anomaly coincides well with an outcropping skarn body.
- Encouraging results from individual float and outcrop samples of skarns and ironstone.
- Requires sourcing of more skarns and ironstones following magnetic anomalies.

Upper Bwaha (Vein) Prospect

- 6 rock float samples collected with an average of 29.57 g/t Au (55.0, 48.5, 43.5, 18.8, 11.5 and 0.09 g/t gold)

- Trenching in the head waters of Bwaha Creek (224m only). Results to 20m of 5.58 g/t gold in hand trench. Located ~750m west of Mt Haluba and ~300m from the Litiliti epithermal vein Prospect.
- Mineralisation apparently restricted to argillised fault zones- dilational sites to be evaluated & located

Wari Wari Bibi (Ironstone) Prospect

- Located immediately S and W of Ulo Ulo.
- Mapping shows intrusives of phlogopitic gabbro, pyritic granodiorite, monzonite and ironstone
- 12 samples analysed with an average of 3.66 g/t Au (incl. 15.1, 8.7, 6.1, 2.78, 2.4, 2.0 and 1.57 g/t gold) .

Litiliti (Vein) Prospect

- Float samples from classical epithermal veined boulders but low gold results
- A 364m length trench completed with 91 x 2m channel samples.
- Located source of epithermal quartz veined floats, but disappointing results from trench samples.
- Moderate priority follow-up assigned as this often occurs at high-levels in the system.

Wabalam (Pisolite Gravel) Prospect

- 2 samples from pisolitic gravels with one @ 0.76 g/t Au
- Potential exist for economic concentrations of pisolitic gravels containing Au, Pt and Pd.

Gabhusuhusu River Prospect

- Pan concentrate samples up 9.4 g/t Au
- Rock float up to 13.2 g/t Au

Dalu Creek Prospect

- 3 rock chip samples with an average of 0.49 g/t Au.

Upper Kaiyahedebadeba (Skarn) Prospect

- Mapping and sampling with we rock float samples returning weak gold values and several copper values up to 0.33%

Tititi Prospect

- Mapping and PC sampling with 5 colours of Au noted.

Petual (Skarn) Prospect

- ***4 rock float samples from calc-silicate to malachite stained skarn boulders with no significant base or precious metal values.***

Magmagalewana Creek

- *Pan concentrates of up to 91.3 g/t gold.*
- Silicified limestone skarn mineralisation.

The technical data in this release was prepared by or under the supervision of Peter A. McNeil, Director of New Guinea Gold Corporation. Mr.Peter McNeil is a Member of the Australian Institute of Geoscientists and meets the requirements of NI 43-101 for a qualified person. Mr. McNeil has a M.Sc. in Geology and approximately 20 years experience in the mineral exploration industry, mostly in Papua New Guinea.

ON BEHALF OF THE BOARD

"R. D. McNeil"
CHAIRMAN & CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the company.


WEST SEPIK
EAST SEPIK
MANUS
EL 1329 YUP RIVER
NEW IRELAND
EL 1021 FENI
EL 1320 BISMARCK
MADANG
EL 1140 SINIVIT
EL 1322 MT. PENCK
ENGA
WESTERN HIGHLANDS
EAST NEW BRITAIN
SOUTHERN HIGHLANDS
CHIMBU
EASTERN HIGHLANDS
WEST NEW BRITAIN
EL 1043 NAKRU
NORTH SOLOMONS
EL 1115 CRATER MT.
EL 1077 SIMUKU
WESTERN
MOROBE
GULF
ORO
EL 1324 FERGUSSON
EL 1069 SEHULEA
EL 1091 NORMANBY
CENTRAL
MILNE BAY
EL 1323 ALLEMATA
Location Map
Philippines
Papua New Guinea
Australia
-4°
-6°
-8°
-10°
-12°
-14°
142°
144°
146°
148°
150°
152°
154°
156°

New Guinea Gold Property Locations

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

DRILLING TO COMMENCE AT
FENI GOLD PROJECT PAPUA NEW GUINEA

Vancouver, British Columbia, February 24, 2004: Dr. David Lindley, lead consulting geologist, at Vangold's Feni Gold Project, has confirmed the schedule for mobilization of drilling equipment and supplies to the Feni Islands.

Dr. Lindley reports that Zenex Drilling (PNG) Ltd. has advised that loading of equipment should take place at the Lihir wharf on February 29th. Verbal clearance from Lihir Mining Company has been obtained to use the facility and it appears that it will be vacant that day. Departure for Feni should occur on the night of February 29th. It's only an overnight journey to Feni, and the barge should be in position to discharge at Nanum Bay on March 1st. It will take 2-3 days to skid all equipment from the beach to the Kabang Prospect drill site. An air charter from Tokua to Feni with the Zenex drill crew and the Vangold geologists is also scheduled for March 1st.

With interests in seven PNG gold or copper/gold projects, Vangold is one of the dominant gold exploration companies in Papua New Guinea, the world's 14th copper producer and 10th gold producer. Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp. Vangold may obtain a 75-per-cent interest in tenement EL 1021 - Feni, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

VANGOLD RECEIVES REGULATORY APPROVAL TO ACQUIRE 50% PAPUA NEW GUINEA PROPERTIES DRILLING TO COMMENCE Q2 2004

Vancouver, British Columbia, February 17, 2004: Further to our news release of January 22, 2004, Vangold Resources Ltd. ("Vangold") has received approval from the TSX Venture Exchange of the Share Purchase Agreement (the "Agreement") for the acquisition of 95% of the shares of Kanon Resources Ltd. ("Kanon") a private company registered in Papua New Guinea. The Agreement was entered into jointly between Vangold and New Guinea Gold Corporation ("NGG"), Vangold's joint venture partner in the Feni project. NGG currently holds the remaining 5% of the Kanon shares. Vangold and NGG will now each hold a 50% interest in Kanon (including the 5% already held by NGG).

In accordance with the terms of the Agreement, Vangold has advanced a further CDN$35,000 and issued 1.6 million shares to the vendors, Peter and Paige McNeil. The shares are subject to a one year hold to February 14, 2005. NGG (see their news release of February 13, 2004) has received conditional approval from the TSX Venture Exchange.

Kanon holds 100% of five exploration licenses and 50% of one located in Papua New Guinea. The properties total approximately 1,446 sq kms in area and, based on previous exploration results, they are regarded as advanced stage projects with significant gold known in trench and drill hole with further drill ready targets. The best results to date include trenches such as 20m of 6.99g/t gold, 3m of 156g/t gold and drill results such as 80m of 1.5g/t gold (including 29m of 2.1g/t gold).

The Bismarck exploration license (EEL 1321) is 206.2 sq kms and includes three drill ready prospects at various stages of exploration. Gold and cold/copper mineralisation is associated with dioritic, dacitic and granodioritic intrusions and the known prospects are thought to have potential for Porgera style intrusive related gold deposits or in several cases porphyry copper/gold deposits. The property is centered approximately 100 km NE of the Porgera Mine. Drilling is expected to commence in the second quarter of 2004.

TEKEM PROJECT

At the Tekem Project gold is associated with dacite intrusives and breccias in shales. A large magnetic anomaly is present. Trenching returned results such as 20m of 6.99g/t gold (untested by drilling), 90m of 1.42g/t gold (inc. 38m of 2.17g/t gold), 75m of 1.0g/t gold and 25m of 4.83g/t gold.

Five relatively short drill holes were completed by a previous explorers with two holes intersecting significant gold. Hole two intersected 2.1g/t gold over 29m between 0 and 29m, and 140m of 0.3g/t gold between 29 and 169m. Hole 3 intersected 21.3g/t gold over 2.25m between 40 and 42.25m and 0.8g/t gold over 54.6m between 52.5 and 107.1m downhole.

The size of the gold system is indicated by the soil gold anomalism shown on figure 2. The grid based soil sampling was completed **after** the drilling and established a large (1.4kms x 1.0km x 1.0kms) equant gold anomaly with a peak value of 18.7g/t gold.

The higher grade (>0.5g/t) gold core zone of the soil zone trends WNW/ESE and is approximately 800m long and 50m wide, with a large additional zone approximately 450m long and up to 150m wide, trending ENE/WSW. The "high-grade" core of the anomaly is > 1.0g/t gold and forms an approximately 220 long section . There is also another section to the >0.1g/t gold anomaly that is trending WNW/ESE along strike from the "Higher Grade Core" to the ESE that is approximately 600m long (open to ESE) and approximately 150m wide. There are numerous other small (to 100m long) higher grade zones (>0.5g/t). These data provide excellent immediate drill targets.

SEMBEN PROJECT

The Semben Project has high grade gold mineralisation associated with a 0.7 to 3km long structure. Trenching gave results such as 3m of 156g/t gold, 4.5m of 23.5g/t gold and 2.0m of 17.0g/t gold. Four scout drill holes were completed by a previous explorer with best results of 8.22m (true thickness) of 3.42g/t gold (including 0.75m of 23.5g/t gold).

These results are encouraging and as most of the mineralised structure remains untested, further drilling is warranted.

AWALE PROJECT

The Awale Project is a 1,000m long by 400m wide zone of anomalous gold in soil (Figure 3). Intrusives and shales at or near intrusive contacts are silicified and contain gold mineralisation. Grab samples returned 10.7g/t, 7.11g/t, 5.5g/t, 4.21g/t gold, (plus others), mostly with anomalous copper (about 150ppm). One 5m surface chip sample in a creek averaged 3.33g/t gold. Chalcedonic quartz limonite veinlets are noted in argillically altered intrusive. No drilling or trenching has been completed and both are strongly warranted to test the soil gold anomaly.

M'SENDE PROSPECT

This prospect covers an 8 sq km area of anomalous gold in streams, with pan-concentrate sample results such as 30.9g/t gold and 76.1g/t gold. The area covers intrusives, has a strong associated potassium radiometric anomaly and warrants grid based soil sampling, followed by trenching and drilling.

KURPALI PROSPECT

A quartz veined granodiorite intrusive breccia has anomalous gold over a strike length of 300m. Minor trenching has been undertaken and returned values such as 17m of 1.22g/t gold and 11m of 1.47g/t

The technical data in this release was prepared by or under the supervision of Peter A. McNeil, Director of New Guinea Gold Corporation. Mr. Peter McNeil is a Member of the Australian Institute of Geoscientists and meets the requirements of NI 43-101 for a qualified person. Mr. McNeil has a M.Sc. in Geology and approximately 20 years experience in the mineral exploration industry, mostly in Papua New Guinea.

With interests in seven PNG gold or copper/gold projects, Vangold is one of the dominant gold exploration companies in Papua New Guinea, the world's 14th copper producer and 10th gold producer. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits. To find out more about Vangold Resources Ltd. please visit

our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the company.


EL 1329 YUP RIVER
EL 1320 BISMARCK
EL 1322 MT. PENCK
EL 1021 FENI
EL 1140 SINIVIT
EL 1043 NAKRU
EL 1077 SIMUKU
EL 1115 CRATER MT.
EL 1324 FERGUSSON
EL 1069 SEHULEA
EL 1091 NORMANBY
EL 1323 ALLEMATA
Lihir, 45M ozs Au
Ok Tedi 10M ozs Au
Porgera, 26M ozs Au
Panguna, 16M ozs Au
Morobe, 5M ozs Au
Misima, 5M ozs Au
Tolekuma
WEST SEPIK
EAST SEPIK
MANUS
NEW IRELAND
MADANG
ENGA
WESTERN HIGHLANDS
SOUTHERN HIGHLANDS
CHIMBU
EASTERN HIGHLANDS
WEST NEW BRITAIN
EAST NEW BRITAIN
NORTH SOLOMONS
WESTERN
MOROBE
GULF
ORO
CENTRAL
MILNE BAY
Location Map
Philippines
Papua New Guinea
Australia
-4°
-6°
-8°
-10°
-12°
-14°
142°
144°
146°
148°
150°
152°
154°
156°
New Guinea Gold Property Locations

Figure 1


WEST SEPIK
EAST SEPIK
MANUS
EL 1329 YUP RIVER
NEW IRELAND
Lihir, 45M ozs Au
EL 1021 FENI
EL 1320 BISMARCK
EL 1322 MT. PENCK
Ok Tedi 10M ozs Au
ENGA
Porgera, 26M ozs Au
WESTERN HIGHLANDS
SOUTHERN HIGHLANDS
CHIMBU
EASTERN HIGHLANDS
EAST NEW BRITAIN
Panguna, 16M ozs Au
WEST NEW BRITAIN
Morobe, 5M ozs Au
NORTH SOLOMONS
WESTERN
MOROBE
GULF
ORO
Tolekuma
EL 1324 FERGUSSON
Location Map
Philippines
Papua New Guinea
Australia
CENTRAL
EL 1323 ALLEMATA
Misima, 5M ozs Au
MILNE BAY
-4°
-6°
-8°
-10°
-12°
-14°
142°
144°
146°
148°
150°
152°
154°
156°

Vangold Property Locations

Figure 1


LEGEND
Creek
Drillholes
0.50 - 1.00 g/t Au
0.10 - 0.50 g/t Au
0.02 - 0.10 g/t Au
9421000
9420500
822500
823000
823500
N
W
E
S
METRES
EL 1320 - BISMARCK
TEKEM PROSPECT
Gold in Soil Anomaly
Figure 2

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca


LEGEND
Creek
Contours
>0.4 g/t Au
0.10 - 0.40 g/t Au
0.5 - 0.10 g/t Au
<0.05 g/t Au
Mineralised Envelope
0
100
200
METRES
N
W
E
S
EL 1320 - BISMARCK
AWALE PROSPECT
Gold in Soil Contours
Note: the soil anomaly averages ~300m wide (100m - 500m) and is >1000m long (from NW to SE).
It is open in these directions and also partly to the NE and SW
Open to NW
Open to NE
Open to SE
Open to SW
9419000mN
9418500mN
824000mE
824500mE
825000mE

Figure 3

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V-VAN**

VANGOLD AWARDS DRILLING CONTRACT

FOR IMMEDIATE RELEASE: Feb 3, 2004- Vangold Resources Ltd. ("Vangold") has awarded the diamond drilling contract for the first phase drill program at its Feni Gold Project, Papua New Guinea, to Zenex Drilling (PNG) Ltd. Zenex, selected for its expertise in drilling in this type of environment, conducts diamond drilling at Lihir Island site of the 42 million oz Lihir Mine. The drill program will be supervised by Dr. David Lindley who has been responsible for the previous drilling at Feni.

An exact drilling commencement date will be announced once all necessary equipment has arrived at the field camp. The first phase drill program will commence within a 2000m long zone (1.2 miles) containing a strong IP (chargeability) anomaly (1.5km by 0.5km) lying adjacent to and centered 600m ESE of the Kabang zone and 1000m ESE of diamond drill hole (1998) MAD 001. The IP anomaly is interpreted to contain more abundant pyrite (similar to zones of higher gold content at Lihir) while the extensive gold mineralisation found in MAD 001, while still pyretic, is more similar in grade to lower-grade, inter-orebody mineralisation encountered at Lihir. The Feni drill program is designed to locate higher-grade mineralised areas and the feeder zones to this widespread low-grade gold mineralization.

Numerous drill hole intersections of between 1 and 10g/t have been encountered at Kabang such as: 114m at 1.12g/t Au (0.2% Cu); 19.9m at 2.13g/t Au; 15.25m at 2.56g/t Au; 16m at 2.3g/t Au; 52m at 1.65g/t Au; 10m at 5.7g/t Au, 3m at 10g/t Au. Kabang already has an open-ended resource of approximately 10 Mt at 1.4g/t Au (Macmin NL).

Hole MAD 001 drilled 400m northeast of the Main Zone and apparently continuous with Kabang, as (inferred by the IP data) intersected 52m of 2g/t Au within 188m of 1.2 g/t Au. This hole terminated in plus 1g/t Au mineralisation at 256m.

The Feni Gold Project exhibits very similar geology, including widespread known (drilled) gold mineralisation, similar alteration styles and similar alkaline intrusives to the Lihir Mine (42 million oz/Au). To date, more than 40 separate prospects or anomalous zones have been defined at Feni some of which contain widespread gold mineralisation defined by limited drilling.

With interests in seven PNG gold or copper/gold projects, Vangold is one of the dominant gold exploration companies in Papua New Guinea, the world's 14th copper producer and 10th gold producer. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits. Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp. Vangold may obtain a 75-per-cent interest in tenement EL 1021 - Feni, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V-VAN**

Vangold Announces Results From Sampling At Feni Gold Project

FOR IMMEDIATE RELEASE, January 28, 2004- Further to the news releases of December 2, 2003 and December 11, 2003, Vangold Resources Ltd. ("Vangold") has now received biogeochemical and panned concentrate stream survey results conducted at the Feni Island Gold Project in Papua New Guinea.

The tree-bark survey outlined a clearly anomalous, ENE trending zone 700 m long and 150m wide. **Importantly, this zone overlies the immediate strike extension of an intense Induced Polarization (IP) anomaly lying coincident with a strong potassic alteration anomaly.** Together the anomalies form a zone of about 2000m long (1.2 miles) within which diamond drill hole (1998) Mad 001 returned 188m of 1.20 gm/t Au (bottomed in mineralization at 256m). An announcement regarding the upcoming drill testing of this target is expected shortly.

A tree-bark survey is the only survey (geochemical or geophysical), which accurately defines the exact position of the very high grade Kapit deposit at the nearby Lihir Mine (42 million oz/Au). While a direct comparison of the results defining the bio-geochem anomaly at Feni (ranging up to 42 ppb) with the Lihir bio-geochem results cannot be made it is interesting to note that a biogeochemical value of 10 ppb defined the Lihir gold prospects.

In addition, highly encouraging results from the panned concentrate survey, covering an area of 12 sq. kilometres, have been received. The presence of assay detectable gold, found in most samples, indicates widespread distribution of alluvial gold within and beyond the immediate survey area. **Based on an anomalous threshold of 0.1 ppm contained gold, 65 of 81 panned concentrates (81%) are anomalous for gold**. Significantly, the results (up to 2020 micrograms Au), demonstrates an abundance of alluvial gold in concentrates from samples taken upstream from the already known Kabang and Mad areas where sub-economic resource estimates for the Kabang prospect are as follows:

- An inferred resource of 4.0 million tonnes at 1.4gAu/t (Bateman Kinhill, 1993); and;
- An unclassified resource of 7.5 million tonnes grading 1.3gAu/t at an unspecified cut-off;
- Or 2.5 million tonnes at a grade of 2.0gAu/t has been calculated (Macmin N.L. (1993).

The recent results from the 10-15m wide Nanum River sampling, upstream from Kabang and Mad, indicates the persistence of a strong gold signature extending well into the yet to be stream sampled central and northern portions of the crater. The company intends

to expand sampling into this area shortly once a planned drill program to test the IP anomaly gets underway. The Feni program is being supervised by Dr. David Lindley, qualified person under the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

With interests in seven Papua New Guinea gold or copper/gold projects, Vangold is one of the dominant gold exploration companies in Papua New Guinea, the world's 14th copper producer and 10th gold producer. Pursuant to an Option Agreement between Vangold and New Guinea Gold Corp. Vangold may obtain a 75-per-cent interest in tenement EL 1021, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. PNG is considered to be vastly under-explored and highly prospective for the discovery of new mineral deposits. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the company.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

VANGOLD SIGNS AGREEMENTS TO ACQUIRE KANON PROPERTIES

Vancouver, British Columbia, January 22, 2004: Further to our news releases of November 17, 2003 and December 12, 2003, Vangold Resources Ltd. ("Vangold") and New Guinea Gold Corporation ("NGG"), Vangold's joint venture partner in the Feni project, have completed and signed a Share Purchase Agreement for the acquisition of 95% of the shares of Kanon Resources Ltd. ("Kanon") a private company registered in Papua New Guinea. NGG currently holds the remaining 5% of the remaining Kanon shares. The Share Purchase Agreement (the "Agreement") is subject to regulatory approval. Upon closing of the acquisition, Vangold and NGG will each hold a 50% interest in Kanon (including the 5% already held by NGG).

Kanon holds 100% of five prospecting licenses and 50% of one, all of which are located in Papua New Guinea. The properties total approximately 1,446 sq kms in area and, based on previous exploration results, they are regarded as advanced stage projects with significant gold known in trench and drill hole with further drill ready targets. In accordance with the terms of the letter of intent, Vangold and NGG have each advanced CDN$35,000 as a partial reimbursement of costs incurred by Kanon. Upon receipt of regulatory approval, Vangold and NGG will each advance a further CDN$35,000.

In addition to these funds, Vangold will issue 1.6 million shares and NGG will issue 1.4 million shares to the vendors, the current shareholders of Kanon. These shares will be escrowed for a minimum of 12 months from the date of issuance. Furthermore, the vendors will be granted an 8% free carried interest to commercial production in each of the mining licences (other than Mt. Nakru). NGG has elected to earn a direct 20% interest in the Mt. Penck property by solely funding the first CDN$300,000 worth of exploration. NGG will then have a 60% interest and will be the manager and operator of that property. Vangold has the right (within 30 days of signing the Agreement) to also earn a 20% direct interest in one of the properties (except Mr. Nakru) by solely funding the first CDN$300,000 worth of exploration.

The vendors will grant to Kanon the right to acquire 50% of the 8% free carried interest for the sum of US$1,000,000 and will also grant Kanon a first right of refusal for a 14 day period from notification of any sale of the remaining interest.

Vangold and NGG have also signed a Shareholders Agreement regarding the management of Kanon. Under that agreement, the Board of Directors of Kanon will consist of two directors from Vangold, two from NGG and two of the existing directors of Kanon. Certain of the Board decisions will require shareholder approval of Vangold and NGG. In addition, a management committee consisting of one representative each of Vangold, NGG and Kanon will be established to manage all operations as directed by the Board.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Feni Gold project near the world class, 42 million oz Au, Lihir Mine and the Rossland Gold Project in the historic Rossland Gold Camp (3million oz Au) in B.C.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the company.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

NEW GUINEA GOLD CORP REPORTS ON JOINTLY OWNED MT. PENCK

FOR IMMEDIATE RELEASE – December 18, 2003, Vancouver, BC - Vangold Resources Ltd. ("Vangold") reports that, further to a news release of December 16, 2003, announcing the proposed acquisition of Kanon Resources Ltd. ("Kanon") in Papua New Guinea, New Guinea Gold Corporation ("NGG"), Vangold's partner to that agreement, has reported on a preliminary review of the historical exploration at Mt. Penck and that drilling may commence in January, 2004.

Under the terms of the proposed agreement, Vangold and NGG will each hold a 50% interest in four properties currently held by Kanon in Papua New Guinea. NGG will have an effective 75% in Mt. Nakru with Vangold having the remaining 25%. NGG has elected to earn an effective 60% in the Mt. Penck property by solely funding the first $300,000 worth of exploration. Vangold has the right, within 30 days of date of the letter agreement, to earn a direct 20% interest the any of the properties (except Mt. Nakru) by solely funding the first $300,000 worth of exploration.

A copy of the NGG news release dated December 17, 2003 is appended to this news release.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

NEWS RELEASE

REVISED KANON PROPOSED ACQUISTION TERMS

FOR IMMEDIATE RELEASE – December 16, 2003, Vancouver, BC - Vangold Resources Ltd. ("Vangold") and New Guinea Gold Corporation ("NGG") have agreed to a revised offer to purchase letter agreement for the acquisition of 95% of the shares of Kanon Resources Ltd. a private company registered in Papua New Guinea. NGG currently holds the remaining 5% of the Kanon shares and has one director in common with Kanon. The proposed agreement is subject to the completion of a share purchase agreement between Vangold, NGG and Kanon and a shareholders' agreement between Vangold and NGG. The proposed agreement is also subject to regulatory approval. Upon closing of the acquisition, Vangold will hold a 50% interest in Kanon. NGG will also hold a 50% including the 5% as mentioned above.

Kanon holds a 100% interest in five gold properties (Bismarck, Mt. Penck, Mt. Allemata, Fergusson and Yup River) and 50% interest in one copper/gold property (Mt. Nakru) in Papua New Guinea. Most of these are regarded as advanced exploration stage projects with significant gold known in trench and drill hold and with further drill ready targets. The properties total 1,446 sq kms in area. The terms of the proposed acquisition are as follows:

1. Vangold and NGG will each pay CDN$35,000 on or before December 31, 2003 as a partial reimbursement of costs incurred by Kanon in respect of the properties.

2. Upon receiving the necessary regulatory approvals, Vangold and NGG will:

   a) Each pay a further CDN$35,000 as a further partial reimbursement of costs incurred by Kanon;

   b) Vangold will issue 1.6 million shares and NGG will issue 1.4 million shares to the current shareholders of Kanon (the "Vendors") which shares shall be escrowed for a minimum of 12 months from the date of issuance (or such longer period as required by regulatory authorities);

   c) The Vendors will be granted an 8% free carried interest to commencement of production in the current exploration licenses from any mining lease (ML) or special mining lease (SML) subsequently granted within the boundaries of each property (other than Mr. Nakru). The Vendors will grant Kanon the right to acquire 4% of the above free carried interest (following the grant of any ML's or SML's) by the payment of

US$1,000,000. In addition, the Vendors will grant Kanon a first right of refusal on any sale of this interest.

3. The board of directors of Kanon will consist of two representatives each from Vangold, NGG and Kanon's current board. A management committee will be comprised of one representative from each of Vangold, NGG and the current board of Kanon.

4. NGG has elected to earn a direct 20% interest in the Mt. Penck property by solely funding the first $300,000 worth of exploration. NGG will then have an effective 60% interest and would be manager and operator of that property.

5. Vangold has the right (to be exercised within 30 days of the date of this agreement) to earn a direct 20% interest in any other Kanon property (except Mt. Nakru) by soley funding the first $300,000 worth of exploration. Vangold would then have a 60% interest and would be manager and operator of that property.

6. Vangold and NGG also agree to reimburse the cost of work in progress provided that such work has been previously agreed to between Vangold, NGG and Kanon.

Vangold, NGG and Kanon expect to complete the share purchase agreement and the shareholder's agreement within 21 days of December 17, 2003. At the completion of these agreements, Vangold and NGG will each have an effective 50% interest in the Mt. Allemata, Bismarck, Yup River and Fergusson properties (subject to paragraph 5 above). NGG will have an effective 75% interest in the Mt. Nakru property and a 60% interest in the Mr. Penck property (after the required expenditure of $300,000 as detailed in paragraph 4 above).

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-6940 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

KANON ACQUISITION TERMS TO BE MODIFIED

Vancouver, December 12th 2003. At the request of the Papua New Guinea (PNG) Government, New Guinea Gold Corporation, Vangold Resources Ltd. and Kanon Resources Ltd. ("Kanon") have agreed to renegotiate the terms of this acquisition (see News Release dated November 17th 2003). Kanon holds 5 gold/gold-copper properties in PNG. In particular, the PNG Government has indicated it does not favour royalty arrangements on production from mining tenements in Papua New Guinea. Consequently the parties have determined to revoke the existing agreement.

It is anticipated that a new agreement will be announced within the next few days.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Feni Gold project near the world class, 42 million oz Au, Lihir Mine and the Rossland Gold Project in the historic Rossland Gold Camp (3million oz Au) in B.C.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the company.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

EXPLORATION SURVEYS COMPLETED

FOR IMMEDIATE RELEASE, December 11, 2003- Further to our news release of December 2, 2003, biogeochemical and panned concentrate stream surveys have completed.

Dr. David Lindley, Vangold's lead consulting geologist, overseeing the Feni project, reports that the survey crew has left Feni and all samples have been consigned to Sydney, Australia for analysis and are scheduled to be transported on December 11, 2003.

Dr. Lindley states as follows:

> *A total of 111 bark and 81 panned concentrate samples were collected. Panned concentrate sampling was conducted along the Nanum River and its major tributaries. 72% of all panned samples had visible gold.*

Regarding the tree bark biogeochemical survey, Dr. Lindley also reports that intense sampling of Astronidium was completed between Kabang Creek to MAD001 and vicinity. Trees were also sampled in the lower Nanum River and along some streams within the 'Central Caldera'. Intense bark sampling was also completed across an area of extensive alteration in the Dan Magal area, about 2.5 km southwest of Kabang. This area was sampled after the discovery (for the first time) of pannable gold in drainages.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Feni Gold project near the world class, 42 million oz Au, Lihir Mine and the Rossland Gold Project in the historic Rossland Gold Camp (3million oz Au) in B.C.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES CLOSING OF PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE – December 9, 2003, Vancouver, BC - Further to its news release of October 21, 2003, Vangold Resources Ltd. announces the completion of its private placement as to 1,000,000 Units @ $0.50 per Unit. Each Unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at an exercise price of $0.58. Securities issued pursuant to the placement are subject to a hold period and may not be traded until April 5, 2004.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

PRE-DRILLING SURVEYS NEAR COMPLETION; DRILL CONTRACT TO BE AWARDED SOON

FOR IMMEDIATE RELEASE, December 2, 2003- Vangold Resources Ltd ("Vangold") reports significant progress at the Feni Island Gold Project in Papua New Guinea.

Detailed biogeochemical and panned concentrate stream surveys are in progress and nearing completion. Both pre-drilling exploration surveys are designed to further highlight areas of anomalous gold concentration associated with a large induced polarization anomaly and a large potassic alteration anomaly. The survey areas cover 12 sq. kilometers and includes areas surrounding the Kabang prospect. The Kabang prospect occurs over a large area with low-grade gold occurrences on the southern margin of the volcanic collapse structure at the junction of northwest and northeast-trending faults. Macmin N.L. (1993) noted the similarity to Lihir, which also contains widespread amounts of low-grade gold (1.0g/t). Two resource estimates have been compiled for the Kabang prospect:

- An inferred resource of 4.0 million tonnes at 1.4gAu/t (Bateman Kinhill, 1993); and;
- An unclassified resource of 7.5 million tonnes grading 1.3gAu/t at an unspecified cutoff or 2.5 million tonnes at a grade of 2.0gAu/t has been calculated (Macmin N.L. (1993).

Vangold has not confirmed and does not endorse either of these estimates. However, the postulated resources do indicate that the prospect has demonstrated potential and warrants continuing exploration. Behre Dolbear, consultants to Vangold, concluded, "prior drilling, while encountering gold mineralization to various degrees, did not test the best targets, which have been outlined by later geophysical and geochemical work."

Vangold's surveys give primary importance to the results generated from the extremely accurate tree bark biogeochemical survey recently researched and proven by Lihir Gold. At Lihir, it is the only survey (geochemical or geophysical), which accurately defines the exact position of the very high grade Kapit deposit – even though there is negligible gold in soil above it. Dr Wayne Takeuchi, Research Biologist at Harvard University and Research Associate of the PNG Forest Authority is overseeing this survey for Vangold. The survey requires sampling a specific species of tree, the Astronidium sp. On Feni, the distribution density appears to be greater than on Lihir where it is estimated at about 1/100 sq. m). This type of survey has proven so successful at Lihir that it is being carried out in the vicinity of DDH - MAD001 (188m at 1.20 gm/AU/t, bottomed in mineralization), surrounding the Kabang Prospect and the immediate SW

The camp, including accommodations and facilities necessary to house the drill crews, geological staff and other workers is now complete. Vangold anticipates announcing the start of drilling operations once contract negotiations currently underway are completed and a drill contract is awarded.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

The technical data in this release was prepared by or under the supervision of Dr. David Lindley. Dr Lindley is a Member of the Australian Institute of Geoscientists and meets the requirements of NI 43-101 for a qualified person.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Feni Gold project near the world class, 42 million oz Au, Lihir Mine and the Rossland Gold Project in the historic Rossland Gold Camp (3million oz Au) in B.C.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD

On Behalf of the Board,

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the company.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE, Vancouver, November 28, 2003 Vangold Resources Ltd. (the "Company") announces the following summary of its third quarter results. The detailed interim financial statements for the period ended September 30, 2003 and 2002 are available for viewing on the Company's web site at www.vangold.ca

FINANCINGS

During the quarter ended September 30, 2003 the Company closed a brokered private placement financing of $1,000,000. The Company issued 5,000,000 units at a price of $0.20 per unit each unit consisting of one share and one transferable warrant exercisable for a period of one year at price of $0.30. The Company also paid a 7% broker's commission and issued 250,000 shares as payment of a finder's fee.

During the quarter the Company negotiated a $187,500 brokered private placement financing for 500,000 units at a price of $0.375 per unit each unit consisting of one share and one non-transferable share purchase warrant. Subsequent to September 30, 2003, the private placement closed. The shares and warrants were issued together with a 7% cash commission to the managing broker plus 75,000 broker's warrants exercisable for a period of one year at a price of $0.50.

ROSSLAND PROPERTY

During the quarter ended September 30, 2003, the Company completed an agreement with Teck Cominco Metals Ltd. ("Teck") to purchase a 100% interest subject to a 2% net smelter return royalty in nine Crown granted mineral claims located in the Trail Creek Mining Division, BC. The Company issued 50,000 shares in exchange for the mineral claims.

The Company now holds a large land position of approximately 1,330 hectares in the district and controls almost all of the South belt property in a single, contiguous block and is actively pursuing financing possibilities for further exploration on the property.

FENI PROPERTY

Subsequent to the end of the third quarter, the Company entered into a letter of intent to jointly purchase all of the shares of Kanon Resources Ltd. ("Kanon") a private Papua New Guinea company. The purchase of Kanon will be on a 50/50 basis with New Guinea Gold Corp. and is subject to the completion of a formal share purchase agreement between the parties and approval by regulatory authorities.

OPERATION RESULTS

Operating revenues for the quarter were $180,255, up from $39,289 for the same period last year, as a result of production from the East Corning Field. Expenses for the period ended September 30, 2003, were $503,598 vs. $99,232 for the same period in 2002. This increase reflects the cost associated with a much higher level of corporate activity for the company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For the period ended September 30, 2003, a net loss of $284,054 was reported as compared with a net loss of $59,943 for the corresponding quarter in 2002 and a basic loss of $0.03 per share, which compared with the corresponding quarter in 2002.

Proceeds from financing activities during the nine months ended September 30, 2003, totalled $1,454,842 vs. $388,679 for the same period in 2002. The Company is using these funds primarily for exploratory expenses and operating overheads.

The Company incurred the following amounts to directors: management fees - $53,000 (2002 - $22,500); deferred mineral property exploration costs - $7,437 (2002 - $nil); and reimbursement of general administrative expenses - $10,233 (2002 - $nil). At September 30, 2003, $nil (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

APPOINTMENT OF SECRETARY

The Company also wishes to announce that Denise Broderick has resigned as the Secretary of the Company effective November 7, 2003. Mr. Martyn Fowlds a director and Vice President of the Company was appointed to act in place of Ms. Broderick.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Project in the historic Rossland Gold Camp (3million oz Au) in B.C. and the Feni Gold project near the world class, 42 million oz Au, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ACQUIRES ADVANCED GOLD PROJECTS

FOR IMMEDIATE RELEASE, Vancouver, November 17, 2003- Vangold Resources Ltd (the "Company") and New Guinea Gold Corporation ("NGG") have agreed, by way of letter of intent, to jointly purchase all the shares in a private Papua New Guinea ("PNG") company, Kanon Resources Ltd ("Kanon"). The purchase in Kanon will be on a 50-50% basis. It is subject to completion of a share purchase agreement between the parties, a shareholder agreement between the Company and NGG and approval by the regulatory authorities.

Kanon holds title to five gold projects in PNG, most of which can be regarded as advanced stage projects with significant gold known in trench and drill hole and with further drill ready targets. **The properties total 1,399 sq kms in area.**

The Company and NGG are reviewing available historical data on the properties to plan future exploration programs. At this point in time our initial conclusions are that the partners will explore/develop three of the properties. The partners will seek joint venture partners for the other two properties. Technical reports will be completed on material properties early in 2004 and will be lodged with Sedar and on the Company's (www.vangold.ca) and NGG (www.newguineagold.ca) web sites. The table below shows the area held under each exploration license and some historical information such as the number of drill holes completed by previous explorers and the best drill hole and trench results from this historical data. The Company and NGG have not yet confirmed the significance of this data, but have no reason to believe that it is not accurate.

Property Name	Area (sq kms)	No. of Holes Completed	Best Drill Results (g/t gold)	Best Trench Result (g/t gold)
Mt Penck	101	43	18m of 4.35 37.7m of 1.7 6m of 6.1 33m of 2.41	97m of 3.39 9 m of 60.0 15m of of 12.0 131m of 2.36
Fergusson	470	75	3m of 20.8 3m of 19.8 1m of 64.0 14.5m of 4.18	38m of 3.28 8m of 3.14 84m of 1.0

Property Name	Area (sq kms)	No. of Holes Completed	Best Drill Results (g/t gold)	Best Trench Result (g/t gold)
Mt Allemata	243	14	7m of 5.04 20m of 2.2 25.4m of 1.72 13m of 2.02	30m of 9.0 3.5m of 61.5 84m of 1.7 20m of 5.58
Bismarck	206	9	80m of 1.5 8.2m of 3.42	20m of 6.99 90m of 1.42 25m of 4.83 3m of 156.0 4.5m of 23.0
Yup River	379	None	None	None

Yup river covers several very large (plus 20 sq kms) gold anomalous zones.

More detailed press releases will be made on each property as the historical data is collated and verified.

Vangold believes that the investment community is entering a bull market phase in the resource sector and it is therefore incumbent on management to position itself favourably in highly prospective properties when the opportunity presents itself, especially in geographical locations where management and personnel are already acknowledged experts.

Under terms of the agreement NGG has the right, to elect within 60 days, to proceed to an effective 60% interest in the Mt Penck property. Vangold has a reciprocal right to choose within 60 days, or not, to proceed to an effective 60% interest in the property of its choice from either one of the remaining properties.

1. The Company and NGG will each immediately pay $35,000 as a partial reimbursement of costs incurred by Kanon in respect to the properties.

2. On completion of regulatory approvals the Company and NGG will:

    - Each pay a further $35,000 as a further partial reimbursement of costs incurred.

    - Issue 1.5 million shares in each of the Company and NGG. 750,000 shares will be escrowed for 12 months from date of issuance and 750,000 shares for 24 months.

    - The vendors will be granted a 2% gross royalty on each property, however the Company and NGG will retain a right to buy back 1% of the royalty at any time by a one time payment of $US1 million.

3. The board of Kanon will be constituted with two representatives each from the Company and NGG. In addition, two of the present directors of Kanon, including a resident PNG director, will remain on the Board. The Management Committee of Kanon will comprise one representative from each of the Company, NGG and existing Kanon directors.

4. If the Company elects to proceed to an effective 60% interest in one of the remaining properties, the Company will be Manager and Operator of that property.

The technical data in this release was prepared by or under the supervision of Peter A. McNeil, Director of New Guinea Gold Corporation. Mr. Peter McNeil is a Member of the Australian Institute of Geoscientists and meets the requirements of NI 43-101 for a qualified person. Mr. McNeil has a M.Sc. in Geology and approximately 20 years experience in the mineral exploration industry.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Project in the historic Rossland Gold Camp (3million oz Au) in B.C. and the Feni Gold project near the world class, 42 million oz Au, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept the responsibility of the adequacy or accuracy of this release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the company.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES CLOSING OF BROKERED PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE – November 3, 2003, Vancouver, BC - Further to its news release of September 2, 2003, Vangold Resources Ltd. announces the completion of its brokered private placement as to 500,000 Units @ $0.375 per Unit. Each Unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at an exercise price of $0.50. In accordance with the terms of the placement, Vangold has paid the managing broker, Canaccord International Inc., a 7% cash commission and 75,000 broker's warrants exercisable for a period of one year at a price of $0.50 per warrant. Securities issued pursuant to the placement are subject to a hold period and may not be traded until March 1, 2004.

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

VANGOLD ANNOUNCES PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE- October 21, 2003, VANCOUVER, BC - Vangold Resources Ltd. ("Vangold") announces that it has agreed to a private placement of its securities consisting of the sale of 1,000,000 Units at a price of $0.50 per Unit. Each Unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.58 per share purchase warrant. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval by the TSX Venture Exchange (the "Exchange").

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-6940 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

Vangold Announces Exploration and Drilling Program For Feni Island Gold Project

FOR IMMEDIATE RELEASE- October 16, 2003, VANCOUVER, BC - Vangold Resources Ltd. ("Vangold") is pleased to announce that it has hired the services of Dr. David Lindley, a consulting geologist and a Papua New Guinea minerals exploration specialist to supervise and direct the immediate commencement of the Feni Islands Gold Project exploration and drilling program.

Exploration Program

Dr. Lindley holds a Bachelor of Science (1977) and a Ph.D (1982) from the University of New South Wales. He is a member of the Royal Society of New South Wales (since 1974), the Geological Society of Australia (since 1975), the Linnean Society of New South Wales and the Australian Institute of Geoscientists. He has been a practicing geologist since 1977 and has worked for CRA Exploration Pty Limited, Esso Papua New Guinea Inc. (Senior Geologist), City Resources (PNG) Pty Limited, BHP Minerals International (consulting and contract geologist), Ok Tedi Mining Limited, Niugini Limited, Melanesian Mining Pty Limited, Highlands Gold Limited, Gold Mines of Niugini Holdings Pty Limited, Macmin (PNG) Pty Limited as Chief geologist responsible for geological guidance of the Feni. From 1998 to the present Dr Lindley has been a Visiting Fellow at the Department of Geology, Australian National University and a consulting geologist.

Feni Project preparation work is underway and includes an upgrade to the airstrip, barging of drilling equipment, setting up of a base camp and grid establishment. While the drill is being mobilized to the islands, the first exploration work will be a detailed biogeochemical survey and a stream sediment pan concentrated survey. **As well as localizing additional areas for drilling, the purpose of these two surveys is to assist in the vectoring of drill targets that may be coincident with a large unexplained IP resistively anomaly measuring at least 1.5 km by 750 m, lying tangentially to 1998 drill hole MAD 001 (188m at 1.20 g/tAu, hole bottomed in mineralization).**

A biogeochemical survey is being conducted by the botany group CSIRO (Commonwealth Scientific & Industrial Research Organisation) in Canberra under the onsite direction of Dr Wayne Takeuchi. Dr Takeuchi is a Research Biologist at Harvard University and Research Associate of the PNG Forest Authority. The plant species *Astronia palauensis* is widely distributed throughout the New Guinea islands, with a density of about 1 per 100 sq. metres. From observations of this tree in bulldozer road cuts, it is estimated that the root system of this plant samples about 100 cubic metres of soil. It has been shown that all parts of this plant (bark, leaves, flowers, twigs) can carry anomalous concentrations of Au and As. **Dr. Takeuchi's research at Lihir (42 million contained oz Au) successfully demonstrated that the most prominent biogeochemical gold anomalies detected were directly related to drill indicated gold mineralisation.** The area to be covered by the Feni survey is about 12 sq. km. All samples are to be shipped to Becquerel Laboratories in Sydney, Australia for analysis by Neutron Activation Analysis (NAA). Additionally, PNG geologist Jeremiah Ninkama will complete a detailed panned concentrate survey of the 'Central Caldera' area, drained by the Namum River and its tributaries. The main Namum River will be sampled every 250 m, while tributaries will be sampled at 50-100 m intervals. Panned concentrates will be dried and weighed prior to Fire Assay preparation and analysis (of the entire sample) by AAS.

Diamond drilling program

Proposed drill targets may include targets defined by the biogeochemistry survey, a series of inclined holes drilled between MAD 001 and AMD 002 at Kabang Prospect and a test of the large IP anomaly to the southwest of Kabang Creek.

Behre Dolbear in their report entitled "Technical Report On The Gold Potential At The Feni Islands (September, 2003) describe the previous exploration at Feni as follows:

"Following the discovery of large economic gold deposits on Lihir (approximately 100km distance) and during the period of 1984 through 1990, Esso Papua New Guinea, Inc., City Resources (PNG) Pty Ltd., and Ingold Holdings (PNG) Inc. conducted programs of geologic mapping, stream sediment sampling, float/outcrop sampling, and follow-up soil sampling. Aeromagnetic surveys, air photo interpretation, and hand and bulldozer trenching also was performed. Testing of anomalies by air core and reverse circulation (RC) drilling was also conducted. The work performed indicated widespread gold occurrences and geothermal activity on the islands. New Guinea Gold, in 1998 and 1999 drilled four diamond core holes (MAD 001- MAD 004) to test the Kabang area. Only MAD 001 was completed as "blowouts" from steam (portable drill rig) prevented the completion to target depth of the other three. Significantly, MAD 001 manifested anomalous gold grades over almost its entire length including a 52m interval (68m-120m) averaged 1.65gAu/t. The other holes demonstrated gold grades in the order of 1gAu/t.

Following the drilling program an induced polarization (IP) survey was conducted which disclosed a large resistivity anomaly, which is still open to the southwest. Soil sampling over the grid was then completed and later expanded to encompass a larger area believed to be prospective for gold mineralization. The various exploration efforts have successfully confirmed the widespread presence of gold mineralization over the islands. Approximately 30 specific prospects have been defined and areas where resources can be inferred have been delineated." **Behre Dolbear concluded from their examination of the previous exploration results that prior drilling, while encountering gold mineralization to varying degrees, did not test the best targets, which have been outlined by later geophysical and geochemical work.**

Including revenues from natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Gold Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-6940 www.vangold.ca

VANGOLD

Vangold Resources Ltd. TSX-V-VAN

NEWS RELEASE

PRIVATE PLACEMENT CLOSED

October 10, 2003 - Vancouver, BC - Further to a news release of September 2, 2003, Vangold Resources Ltd. ("Vangold") announces the completion of its private placement as to 31,430 shares at $0.40 per share. The shares are subject to a hold period and may not be traded until February 9, 2004. A finder's fee of $1,250 was paid to Explorado Resource Management Ltd.

Including natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

www.vangold.ca

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-6940

VANGOLD

Vangold Resources Ltd. TSX-V-VAN

News Release

VANGOLD RECEIVES POSITIVE TECHNICAL REPORT ON THE GOLD POTENTIAL OF THE FENI ISLANDS GOLD PROJECT

October 1, 2003, VANCOUVER, BC – Vangold Resources Ltd. is pleased to announce that it has received a positive technical report authored by Bernard Guarnera, President of Behre Dolbear, on the gold potential of the Feni Islands gold project located in New Ireland Province, 160 km east of Rabaul, Papua New Guinea. Mr. Guarnera travelled to the Feni Islands in mid-June of this year in order to investigate, first hand, the style of mineralization present and inspect the previous obtained drill cores. In addition, he reviewed the well-maintained database of prior technical information located at the offices of New Guinea Gold in Queensland, Australia.

Behre Dolbear, mineral industry consultants since 1911, is the pre-eminent international minerals industry consultancy providing superior technical, operational, managerial and environmental services, which add value to its clients' objectives, while adhering to the highest ethical and professional standards.

The following is an excerpt from the September 2003 Technical Report:

> *"Behre Dolbear believes that the Feni Islands property of Vangold Resources constitutes an environment which is permissive for the formation of bulk tonnage, epithermal gold deposits within a boiling zone which in character and grade would be similar to those on Lihir Island. Behre Dolbear also believes that good potential exists for the occurrence of a gold-copper porphyry similar to the Panguna deposit on Bougainville Island. Lesser potential exists, in our opinion, for the occurrence of a Hishikari-type deposit, although the possibility cannot, and should not, be excluded.*
>
> *Exploration efforts conducted by prior entities have developed multiple prospects on the islands and confirmed that gold occurrences are widely spread. The alteration patterns and geochemical coincidence of arsenic and mercury with gold confirm the epithermal model of a boiling zone deposit is the most likely occurrence. The presence of potassic alteration and elevated copper grades at many of the gold occurrences, point to the presence of a porphyry copper environment in addition to an epithermal gold deposit environment.*
>
> *Behre Dolbear concludes that the Feni Island property has significant merit and should be considered a valid exploration opportunity. Initial work should be focused on the already identified Kabang, Natong, North Central Caldera area, and Dome area prospects, followed by the identification of new targets. Exploration expenditures of several million dollars are warranted to delineate and confirm the presence of commercial gold deposits at the islands."*

The Lihir Mine was discovered by Kennecott in the early 80's and has a published resource of more than 42 million contained ounces of gold presently producing at an annual rate of more than 650,000 ozs gold (1.5 g/t cut-off). Gold mineralization is concentrated along permeable feeder zones within areas of widespread, low-grade (1-2 g/t) gold mineralization. These permeable zones are provided by several sets and intersections of faults, particularly listric normal faults. Importantly, each feeder zone within a mineralizing system has a potential for 1. 5 to 3 million-oz gold if it is located in a permeable host. Spacing between the feeder zones normally varies from 150 to 250 metres.

Early stage exploration at Feni included prospecting, stream and auger sampling, induced polarization geophysical surveying and some drilling at the Kabang and Kabang Extension (188 m at 1.2 g/t Au including 10 m at 5.56g/t Au. To date, 40 separate gold anomalies/occurrences have been identified with widespread low grade and intermittent, medium grade results being obtained by drilling in 1999. At an early stage of development, the Feni Gold Project is a highly attractive target that exhibits many of the characteristics necessary for a Lihir style, multi-million ounce deposit.

Including natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@vangold.ca.

On Behalf of the Board
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

Vangold Resources Ltd. **TSX-V-VAN**

VANGOLD COMPLETES $1,000,000 BROKERED PRIVATE PLACEMENT WITH CANACCORD INTERNATIONAL LTD.

September 16, 2003, Vancouver, Canada---Vangold Resources Ltd. ("Vangold") is pleased to announce that it has completed a brokered private placement financing of $1-million thru Canaccord International Ltd. The subscription price for each unit was 20 cents and each unit consisted of one share and one share purchase warrant. The warrant is exercisable for one year from closing at 30 cents. Five million shares will be issued before taking into account the exercise of warrants. In accordance with the terms of the placement, Vangold has paid the managing broker a commission and a broker's warrant. A finder's fee, in accordance with TSX Venture Exchange guidelines, totalling 250,000 shares was also paid. The securities are subject to a four month hold period which will expire on January 16, 2004.

Proceeds from this placement will be used to finance a diamond drilling program at the Feni project, New Ireland province, Papua New Guinea. Feni Island is located southeast of and along trend from the Lihir gold mine that contains an estimated gold resource of over 40 million ounces of gold at a grade of nearly three grams per tonne gold. The Lihir Mine is the largest gold copper porphyry deposit in the world with annual production in the order of 650,000 oz Au per year.

Like Lihir, Feni Island is a stratovolcano formed as the result of subduction of the earths crust exhibiting strikingly similar geology, including widespread gold mineralization, similar alteration styles and similar alkaline intrusives. Vangold believes that the Feni Islands Gold Projects highly prospective for large bulk mineable gold deposits.

Additionally, the TSX Venture Exchange has accepted for filing an Option Agreement made as of Jan. 31, 2003, as amended on June 10, 2003, between Vangold and New Guinea Gold Corp. pursuant to which Vangold may obtain a 75-per-cent interest in tenement EL 1021, covering 37 square kilometres on Ambitle and Babase Islands, Papua New Guinea, known as the Feni Gold Project. To earn a 50-per-cent interest, Vangold will incur $1.5-million in exploration expenditures on or before June 30, 2005 ($500,000 on or before Sept. 26, 2004), and issue 600,000 shares in stages (200,000 shares upon

acceptance, 200,000 shares on or before June 30, 2004, and 200,000 shares on or before June 30, 2005). To earn an additional 25-per-cent interest, the company will before June 30, 2006, incur an additional $1-million in exploration expenditures and issue a further 200,000 shares. Pursuant to an underlying agreement, Macmin Silver Ltd. holds a 1-per-cent net smelter return royalty on any production from the property. The 200,000 shares issued to New Guinea Gold Corp. are subject to a four month hold period which will expire on January 16, 2004.

Including natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@vangold.ca.

On Behalf of the Board
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

For further information regarding this news release please contact Dal Brynelsen at 604-830-4458 or email brynelsen@vangold.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

// VANGOLD RESOURCES LTD. *TSX-V: VAN*

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

www.vangold.ca

FOR IMMEDIATE RELEASE
September 2, 2003, VANCOUVER, BC

VANGOLD EXPANDS HOLDING AT ROSSLAND, ANNOUNCES BROKERED PRIVATE PLACEMENT, NON-BROKERED PRIVATE PLACEMENT AND GRANTING OF STOCK OPTIONS

ROSSLAND GOLD CAMP

Vangold Resources Ltd. ("Vangold") is pleased to announce that it has acquired an additional 20 mineral claims (Reverted Crown Grants) resulting from a recent sealed bid auction conducted by the Ministry of Energy and Mines. Significantly, the claims overlie prospective portions of the western extension of the Le Roi mine which contributed to most of the production in the Rossland mining camp. A recent report commissioned by Vangold and authored by Lang Geoscience Inc., describing this area, has stated that the potential for discovery of gold resources exploitable by open pit or underground development is high and a comprehensive exploration program is recommended.

The principal claims of the group contain three, small, former producing gold mines know as the Coxey, the Giant and the California Mine. Drysdale describing these properties wrote the following: "at the Giant mine the average analysis of ore from 100 cars shipped in 1903 was 0.9 oz/t gold and 0.1% copper. Mineralization at the California Mine, on the south side of the Giant Mine and 500 meters west of the LeRoi Mine, consists of quartzite of the Roberts Mountain Formation containing disseminations of chalcopyrite and pyrite concentrated in definite bands 60 to 110 feet wide. The same general description of mineralization was reported to hold true for both the Coxey and the Giant. In 1914 the LeRoi No 2 Company (eventually becoming part of Cominco) took over all three mines."

The Le Roi mine, largest of the four contiguous mines of the Main Belt, owned and operated by Cominco Ltd, proved ore to a depth of 750 meters below surface and included both skarn altered rocks and fracture controlled mineralization which formed in deep environments. The main ore shoot contained a million ounces of gold and had long dimensions of only 250m by 350m and a thickness of 10-30 meters.

The Rossland district surrounds the town of Rossland in southeastern British Columbia, Canada, and is the second largest gold-producing camp in that province. Total historical district production has been about 6.2 million tons at an average grade of 0.47 opt Au, 0.6 opt Ag and 1.1% Cu. Increased district production after amalgamation of the principal producing land holdings in 1911 was the formative basis for the Consolidated Mining and Smelting Company, which later became Cominco.

Vangold is the dominant player within the Rossland Camp and holds a large land position of about 1,480 hectares, most of which forms a large, contiguous block of Crown Granted and Located Mineral Claims.

BROKERED PRIVATE PLACEMENT

Vangold is pleased to announce that it has negotiated a brokered private placement of its securities for the issuance of 500,000 units at a price of $0.37.5 per unit. Each unit will consist of one share and one share purchase warrant for the purchase of one additional share at a price of $0.50 per unit exercisable for a period of one year. Vangold has agreed to pay the managing broker a commission and broker's warrant. The proceeds of the private placement will be used for general working capital. The private placement is subject to the approval of the TSX Venture Exchange (the "Exchange").

NON-BROKERED PRIVATE PLACEMENT

Vangold also announces that it has agreed to a private placement of its securities consisting for the issuance of 31,430 shares at a price of $0.40 per share. The proceeds of the private placement will be used for general working capital. The private placement is subject to approval by the Exchange. A finder's fee will be payable to the maximum allowable pursuant to and in accordance with the policies of the Exchange.

STOCK OPTIONS

Vangold also announces that is has agreed to grant 250,000 incentive stock options at a price of $0.40. The granting of the stock options is pursuant to Vangold's stock option plan and is subject to Exchange approval.

Vangold is a diversified resource company with interests in several attractive gold properties such as the Feni Gold Project near the world class, 42 million oz gold Lihir Mine and the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B.C. In addition, Vangold has production from its natural gas investments in the Sacramento Basin, California.

To find out more information about Vangold please visit our website at www.vangold.ca or contact Rob Moriarty at 1-877-361-0002 or Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

On Behalf of the Board
Vangold Resources Ltd.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

For further information regarding this news release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

VANGOLD

Vangold Resources Ltd. TSX-V-VAN

NEWS RELEASE

PRIVATE PLACEMENT CLOSED

October 10, 2003 - Vancouver, BC - Further to a news release of September 2, 2003, Vangold Resources Ltd. ("Vangold") announces the completion of its private placement as to 31,430 shares at $0.40 per share. The shares are subject to a hold period and may not be traded until February 9, 2004. A finder's fee of $1,250 was paid to Explorado Resource Management Ltd.

Including natural gas investments, Vangold is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B.C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

www.vangold.ca

Suite 880, 609 Granville Street, P.O. Box 11032, Vancouver, BC, V7Y 1G5
Phone: 604-684-1974 Fax: 604-685-6940

PACCOM VENTURES INC *TSX-V: PCV*

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

FOR IMMEDIATE RELEASE **TSX-V: PCV (Now VAN)**

PACCOM ANNOUNCES NEW NAME AND SECOND QUARTER RESULTS

August 29, 2003, VANCOUVER, BC

NAME CHANGE TO VANGOLD RESOURCES LTD.

Paccom Ventures Inc. (the "Company") announces that effective today, the name of the Company has changed to **Vangold Resources Ltd**. and it will trade under the new symbol "**VAN**". The name change was made to better reflect the Company's interests in gold exploration. The Company is a development stage mining exploration and oil and natural gas production company focusing its exploration activities on two significant projects namely the Feni Island Gold Project in Papua New Guinea and the Rossland Gold Project at Rossland, BC. In addition, the Company is involved in natural gas exploration at the East Corning field located near Red Bluff in the northern portion of the Sacramento Basin of California. The Company currently shares in revenues from eight producing gas wells.

2ND QUARTER REPORT

During Q2, 2003 the Company completed an agreement to increase its joint participation in the upcoming ninth well (Black Pearl) to be drilled immediately at the Company's East Corning Field property in Tehama County, California. The Company has increased its participation from 3.75% working interest (3.0NRI) to an 11.75% working interest (9.40%NRI).

During Q2, drilling commenced on the Black Pearl gas well. The Black Pearl well is located in the vicinity of several nearby producing wells and encountered three separate gas bearing horizons in two different formations. Logging of the hole has indicated strong potential for another commercial well. Flow test operations will be conducted shortly and the well is expected to commence production within weeks.

Operating revenues for the quarter were $131,160, up from $1,247 for the same period last year, as a result of production from the East Corning Field. Expenses for the period ended June 30, 2003, were $261,652 vs. $51,946 for the same period in 2002. This increase reflects the cost associated with a much higher level of corporate activity for the

company specifically related to the initiation of research and development of investing opportunities in both the oil and gas and the mineral exploration sectors.

For the period ended June 30, 2003, a net loss of $113,521 was reported as compared with a net loss of $50,699 for the corresponding quarter in 2002 and a basic loss of $0.02 per share, which compared with the corresponding quarter in 2002.

Proceeds from financing activities during the six months ended June 30, 2003, totalled $418,850 vs. $229,000 for the same period in 2002. The Company is using these funds primarily for exploratory expenses and operating overheads.

The Company incurred the following amounts to directors: management fees - $36,500 (2002 - $7,500); deferred mineral property exploration costs - $7,437 (2002 - $nil); and reimbursement of general administrative expenses - $9,405 (2002 - $nil). At June 30, 2003, $1,946 (December 31, 2002 - $43,315) was owing to these parties without interest or fixed terms of repayment. These transactions are in the normal course of business and are measured at the exchange amount.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

For further information regarding this news release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

PACCOM VENTURES INC *TSX-V: PCV*

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

$1,000,000 Brokered Private Placement With Canaccord International Ltd.

For Immediate Release Vancouver, BC, August 14, 2003--Paccom Ventures Inc is pleased to announce that it has negotiated a brokered private placement financing of up to $1,000,000. The subscription price for each unit is $0.20 and each unit consists of one common share and a share purchase warrant exercisable for a period of one year from closing at $0.30. Up to five million shares will be issued before taking into account the exercise of warrants. In accordance with the terms of the placement Paccom has agreed to pay the managing broker a commission and a broker's warrant. A finders fee, in accordance with TSX-V guidelines, is payable upon completion. The private placement is subject to regulatory approval.

Proceeds from this placement will be used to fund a diamond drilling program at The Feni Project, New Ireland Province, Papua New Guinea. Feni Island is located southeast of and along trend from the Lihir Gold Mine that contains an estimated gold resource of over 40 million ounces of gold at a grade of nearly 3g/t Au. Like Lihir, Feni Island is a stratovolcano formed as the result of subduction of the earths crust. Feni Island exhibits strikingly similar geology, including widespread gold mineralisation, similar alteration styles and similar alkaline intrusives to the Lihir Mine. A recent study by Behre Dolbear states that Feni is highly prospective for large bulk mineable gold deposits.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Rob Moriarty, 1-877-361-0002 or by email brynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC TSX-V: PCV

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

Paccom Announces Rossland Property Purchase Agreement with Teck Cominco

For Immediate Release Vancouver, BC, July 22, 2003--Paccom Ventures Inc is pleased to announce that, subject to the approval of the TSX Venture Exchange, it has completed a mineral property purchase agreement with Teck Cominco Metals Ltd for the outright purchase of a 100% interest, subject to a 2% net smelter returns royalty, in nine Crown granted mineral claims at Rossland in the Trail Creek Mining Division, British Columbia. The claim purchase includes the Crown Point Mine which, in 1896, along with two adjoining claims, were sold to a consortium for a reported $350,000. In 1906, the property was acquired by Cominco producing 360 tons of ore within a few weeks that year. Thorpe (1967) mentions that ore from the Crown Point Mine is virtually identical to that of the highly productive mines of the Main Belt. The average grade of 11 car loads of ore shipped in 1906 was said to be 0.50 oz/t gold. Mineralization within the old workings is described as being 7 feet wide and hosted by a skarn altered volcaniclastic unit of the Rossland Group.

Gold bearing skarn mineralization along with mineralization of the massive pyrrhotite and minor auriferous chalcopyrite type (Main Belt) contributed to most of the production in the Rossland mining camp. The Le Roi, largest of the four contiguous mines of the Main Belt, owned and operated by Cominco Ltd, proved ore to a depth of 750 meters below surface and included both skarn altered rocks and fracture controlled mineralization which formed in deep environments. The main ore shoot contained a million ounces of gold and had long dimensions of only 250m by 350m and a thickness of 10-30 meters. Rossland was the second largest of British Columbia's major gold mining districts with over 3 million ounces (85,000 kilograms) of gold and 3.5 million ounces (100,000 kilograms) of silver produced between 1894 and 1941. Until now, Cominco has maintained continuous ownership of the property and the mine area has remained completely unexplored.

The Crown Point Mine is located in the South Belt, an east-west trending shear zone that can be traced for over 2.5 km by connecting up several old workings and showings. Precious and base metal veins in the camp are developed almost exclusively around the periphery of the Rossland monzonite, an east-west elongated body roughly 8 km by 3 km in plan, and within its thermal aureole. 97.9% of all the early gold production came from the Main Belt and the North Belt where mineralization occurs primarily in steeply dipping, steeply plunging, east trending pyrrhotite rich veins with good grades that on average yielded 0.46 oz/t gold.

The Crown Point group, when included with nearby along strike gold showing located on property held by Paccom provides good potential for economic development. Results of recent exploration drilling conducted along strike, underneath several of the old workings of the South Belt, suggests that previously mined ore potentially represents the upper expressions of a vertically zoned gold-copper vein system similar to those mined in the Main Belt. Diamond drilling that returned good gold values over mineable widths are as follows:

DDH 88-18-- 5.7 meters at 36.04 gm/t (18.24 ft of 1.06 oz/t)
DDH 90-3-- 3.81 meters at 11.22 gm/t (12.2 ft at 0.33 oz/t).

Further evidence to support the basis for this finding can be observed in similar zoning patterns evident in other North America intrusion related gold-copper vein deposits. Lateral and vertical zoning from peripheral and high level zinc-lead-silver enriched veins to deeper copper-gold enriched veins is particularly common, and is well documented in vein systems at Butte, Montana, Snip-Johnny Mountain, BC and Mineral Park, Arizona. The zoning to copper-gold enriched veins may also correspond with an increase in the thickness of the veins and an increase in the abundance and size of ore shoots as in the Johnny Mountain Mine near Eskay Creek, BC.

A 1987 report by Kerr Addison Mines described the results of exploration of Paccom's Tigre Zone (immediately to the west of the Crown Point Mine) as follows: "At present this area appears to have the greatest potential for

economic development. Within the trench area, mineralization consists of a narrow (5-10 cm) central core of massive arsenopyrite, flanked by a much broader zone of massive magnetite, pyrite, pyrrhotite and minor chalcopyrite. Alteration is complex and suggests a contact metamorphic environment (gold skarn). One trench sample site exhibiting strong silicification assayed 0.514 Oz/t gold across 2m width. The highest gold assays from the trench area occur 25 m east of the two shafts and assayed 0.626 oz/t. Massive arsenopyrite mineralization was observed in two old pits along strike to the west of the trench area. Two rock samples from this location assayed 0.328 and 0.238. Backhoe trenching was carried out over a two day period due to the presence of strong magnetite-arsenopyrite-pyrrhotite mineralization which occurs in two old shafts located about 20 meters apart. Six rock samples taken from mostly massive mineralization assayed high in gold (up to 0.464 oz/t). There is a good indication that mineralization of the Crown Point property and the Tigre trench area is structurally and mineralogically related. Should this relationship prove valid, the potential exists for a mineralized strike length of at least 0.75 km." No drilling has been recorded.

700 meters further west of the Tigre trenches another outcrop of mineralization, the Zinc zone, is described by a Kerr Addison Report (1988) as a series of old trenches and shallow shafts on an exposed vein for a distance of 60m. The vein trends east-west and consists of quartz with a high percentage of sulphides mostly zinc, pyrite, pyrrhotite, arsenopyrite and minor galena. At the surface the vein mineralization itself is 0.3 to 0.6m wide while at a depth of 6 meters it widens to 1.2 meters. Sampling in 1978 returned values up to 0.14 oz/t gold, 0.40 oz/t silver and 7.2% zinc across 4 feet and 0.18 oz/t gold, 1.20 oz/t silver and 17.6% zinc across 2 feet. In 1988, Kerr Addison took two samples from vein material in two separate shafts that returned 0.5m of 0.182 oz/t gold and 1m of 0.25 oz/t gold respectively. Both samples were strongly anomalous in arsenic. A survey of mineral showings indicates that the same structure may extend over 1000 metres to the west and that it may extend 700 meters east, presumably connecting to the Tigre trenches. Work by a well known local Rossland prospector (Mr. K. Braggs) estimated that the surface expression of the Zinc Zone contained in excess of 3000 tons of ore with an average grade of 15% zinc, 1% lead, 1 oz/t silver and 0.15 oz/t gold. No drilling has been recorded.

South Belt, Central Portion

Three main veins occur in the central part of the South Belt. The most northern, the "Homestake-Gopher Shear Zone" trends east-west, parallel to the southern margin of the Rossland monzonite, the "North Shear Zone" just to the east trends east-northeast, and the Bluebird-Mayflower Shear Zone parallels the Homestake-Gopher vein system 200-300 meters farther south.

Homestake-Gopher Shear Zone

The vein structure has been traced along strike for 650 meters, from the Gopher in the east to the Homestake in the west. In the early 1900's, 236 tonnes of ore was mined from the Homestake with a recoverable grade of 317 g/t silver and 3.9 g/t gold. The structure has been extensively explored down to 90 meters by underground development. The Homestake vein in underground workings is approximately 2 meters wide where sulphides comprise mainly pyrite with variable sphalerite and pyrrhotite and lesser chalcopyrite, arsenopyrite and galena. The eastern extension, the Gopher vein is similar to the main Rossland veins and has not been as extensively explored. Chip samples obtained in 1986 ranged from 0.224 to 0.302 oz/t gold with some silver. The mineralization is mainly pyrrhotite and chalcopyrite, sphalerite and minor arsenopyrite. Shallow drilling beneath the Gopher vein indicated that good gold values were present albeit with very narrow widths. Diamond drill hole DDH 88-3 returned 2m of 0.475 oz/t gold, DDH 88-33 returned 0.25 meters of 0.772 oz/t gold, DDH-42 returned 0.7 meters of 0.218 oz/t gold and DDH 88-44 returned 0.35 meters of 0.460 oz/t gold.

North Shear Zone

The North Shear Zone is located between the Homestake-Gopher and the Bluebird Mayflower shear zones. It strikes approximately 070 degrees. This zone was discovered by E.M surveys in the early 60's. Trenching in 1985 and follow up drilling traced the zone for a strike length of 400 meters. Chip samples across one meter intervals on four of the six trenches across the structure returned values averaging 0.355 oz/t gold and 0.97 oz/t silver. Five of six holes drilled to test the zone in 1985-86 intersected significant gold grades with the best intercept being 2 meters grading 0.664 oz/t, 0.91 oz/t silver and 0.286% copper. The high gold-silver ratio of 0.39 is typical of all main Rossland veins. Deeper, follow up drilling in 1988, proved that good gold grades persisted to at least 150 meters in depth as demonstrated by DDH-18 which intersected 5.7 metes (not true width) of 1.06 oz/t gold, DDH 88-36 returned 3.9 meters of 0.45 oz/t. This was followed by three holes in 1990 which intersected the vein higher up at 100 meters below surface in DDH 90-5 which returned 1 meter of 0.165 oz/t gold, DDH 90-6 which returned 1.0 meters of 0.203 oz/t gold and DDH 90-7 which returned 1.0 meters of 0.762 oz/t gold. DDH 88-17, a 150 meter

stepout hole to the east, the deepest in the structure, intersected 1.3 meters of 0.138 gold at a depth of almost 250 meters, indicating that gold mineralization continues on providing potential for ore shoots of higher grade and thicknesses to occur of the type that is typical of the camp.

Bluebird-Mayflower Shear Zone

The Bluebird-Mayflower shear zone accounts for most of the past production in the South Belt and still hosts some delineated reserves (25,000 tons grading approximately 0.05 oz/t gold, 14.02 oz/t silver, 2.07% lead and 2.82% zinc). The vein zone, traced for about 600 meters, strikes N50-65W, however, within this zone, some individual vein shoots strike east northeast, towards the North Shear Zone system. At the Bluebird the ore bodies show a tendency to pinch and swell. Underground development and drilling prior to 1987 tested the zone to a depth of 110 meters. The grade recovered during mining was 540 g/t silver and 1.8 g/t gold. An assay of a semi-massive sphalerite-arsenopyrite-galena hand sample returned 260 g/t silver and 4.45 g/t gold. A second sample assayed 280 g/t silver and 4.96 g/t gold. At the western end of the Bluebird shear the structure is cut by a 40 foot wide dike, however, drilling in 1986 confirmed that the Bluebird shear structure and contained mineralization continues to the west beyond the dike. The Mayflower vein is a rich massive sulphide vein described by Drysdale (1915) to have very similar ore to the Bluebird mine but more massive. Zinc, lead, arsenopyrite and pyrrhotite occur in the ore. The Mayflower vein system contains numerous stringers within a vein system that can measure up to 7 meters wide. Mineralization is composed of pyrrhotite-pyrite, sphalerite, galena and arsenopyrite. Copper grades are generally negligible and veins contain 4-6% combined zinc-lead, 10-20 oz/t silver and generally less that 0.15 oz/t gold.

Shallow drilling on the Bluebird-Mayflower structure generally intersected narrow veins up to a meter with high zinc-lead content (4-6% combined), high silver values (5-20 oz/t) and low gold values(0.05 - 0.15 oz/t). However, later on, shallow drilling in DDH 95-4 on the Bluebird intersected two veins within the structure, one at 24 meters down the hole which returned 0.225 oz/t gold over 1.56 meters and the other at 28.7 meters down the hole which returned 0.235 over 1.56 meters. Holes DDH 90-2 and DDH 90-3 successfully intersected the Bluebird zone at depth and established that the Bluebird zone widens at depth and gold values increase considerably, compared with those originally encountered in the old workings. Of particular significance was the deepest intersection at 292 meters in DDH 90-03 on the Bluebird vein that has the thickest and one of the highest grades intersected within the Bluebird system, grading 0.33 oz/t over 3.81 meters. The Au/Ag ratio is 0.3 and the combined Zn+Pb grades are <0.3%, similar to the historic Au-Cu veins in the North Belt, and strongly suggests a vertical zonation within the vein system.

Summary

Only reconnaissance surface work has been done by Paccom between the Bluebird-Mayflower system and the Crown Point mine 2.5 km to the east. Of 43 grab samples taken, 15 yielded values between 0.1 and 1.9 oz/t gold These samples were taken in various locations which had isolated showings of magnetite-arsenopyrite bearing veins, skarn mineralization, and base metal-rich veins that may represent eastern extensions of the Bluebird-Mayflower vein system. Showings along the trend occur in Rossland volcanics within 300 meters of the Rossland monzonite. Assuming that silver-zinc-lead rich veins may represent a vertical zonation above a higher grade and thicker Au-Cu bearing vein system at depth then the well documented evidence of the existence of an along strike extension provides a very tangible opportunity to develop a gold deposit of significant tonnage. As a result of over 66 years of aggregation and consolidation of numerous Crown granted mineral claims, fee lands, lease and staked ground Paccom now controls a 100% interest in virtually all the South Belt structure.

Paccom is also pleased to announce that further to its news release of March 27, 2003, Paccom Ventures Inc. ("Paccom") announces the completion of the transaction between Paccom and The Estate of Muriel Butorac ("Butorac") for the transfer of mineral properties located at Rossland, B.C. In consideration for the final transfer, which occurred on July 11, 2003, Paccom issued 100,000 common shares to Butorac and reserved a 5% net smelter royalty. The claims are Crown granted patented mineral claims as recorded in the Land Titles Office, Kamploops British Columbia, including Georgia Fraction, Evening Star, La Belle, Eden, April Fool, Blue Elephant, St. Charles and Joker. In 1996 and 1997 Paccom mined a portion of the Evening Star claim producing approximately 15,000 ounces of gold under a bulk sampling permit. In addition, to mineral rights, Paccom also received surface rights to approximately 30 acres of private land.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc

please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC *TSX-V: PCV*

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

NATURAL GAS PRODUCTION EXPECTED TO INCREASE,

WELLS #9 AND #10 ARE SUCCESSFULLY COMPLETED IN CALIFORNIA

For Immediate Release

Vancouver, BC, July 7, 2003--Paccom Ventures Inc. is pleased to announce that the ninth well, the Black Pearl has been successfully flow tested at the East Corning Field in Tehama County, California. Initial flow rates indicate a commercial success with average daily production approximately 1 MMCFD. Paccom increased its participation in this well to a 9.75% working interest (News Release June 10, 2003). The total sale of gas production from the East Corning field generates between US$600,000 and US$800,000 per month at current prices.

In addition, a tenth well, the BBB, has been drilled and completed into the Kione Formation. Up to ten gas charged zones have been identified including one larger zone. Flow testing will commence this week. Several more additional wells are planned.

The success of this current multiple well drill program is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Project which identified a number of very prospective, high probability drill targets. The 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3 million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc

"Dal Brynelsen"

Dal Brynelsen, President

PACCOM VENTURES INC *TSX-V: PCV*

Suite 880 – 609 Granville Street, Vancouver, BC V7Y 1G5 Ph: 604-685-5535 Fax: 604-685-6940

BLACK PEARL DRILLING SUCCESSFUL, COMPLETION OPERATIONS TO COMMENCE

For Immediate Release

Vancouver, BC, June 17, 2003--Paccom Ventures Inc. reports that the Black Pearl natural gas well recently drilled at the East Corning Field near Red Bluff in the Sacramento Basin, California encountered three separate gas bearing horizons in two different formations. Logging of the hole has indicated strong potential for another commercial well. Flow test operations will be conducted shortly and the well is expected to commence production within weeks.

Exploration and development drilling is continuing and a new well location is currently being prepared. The spud date for this the 10th well should occur later this week. The success of our multiple well drill program over the last 14 months is directly attributable to the quality of the proprietary 3-D survey completed over the East Corning Property last year which identified a number of very prospective, high probability drill targets.

Our 6,500 acre project area is geologically analogous to the nearby, highly productive Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF) which was discovered using the same 3-D seismic technology.

Paccom is also pleased to announce that its 2003 Annual and Special General Meeting was held on Thursday, June 12, 2003. All items presented to the meeting were passed by Paccom's shareholders including the approval of the 2003 Stock Option and granting and exercise of options. The Directors elected for the ensuing year are Dal Brynelsen, Locke Goldsmith, Mike Muzylowski, Mike Mackey and Martyn Fowlds. At a meeting of the Board of Directors following the shareholder's meeting, the Directors appointed Dal Brynelsen as President and CEO, Locke Goldsmith as VP-Exploration, Martyn Fowlds as VP, and Denise Broderick as Secretary.

Including natural gas investments, Paccom is a diversified resource company with interests in several attractive gold properties such as the Rossland Project in the historic Rossland Gold Camp (3million ounces) in B. C. and the Feni Gold project near the world class, 42 million oz gold, Lihir Mine. To find out more about Paccom Ventures Inc please visit our website at www.paccomventures.com or contact Dal Brynelsen at 604-830-4458 or by email brynelsen@mcsi.ca.

On Behalf of the Board
Paccom Ventures Inc.

"Dal Brynelsen"

Dal Brynelsen, President

Paccom Ventures Inc.

Suite 880 – 609 Granville Street
Vancouver, BC V7Y 1G5
Ph: 604-685-5535
Or 604-830-4458
Fax: 604-685-6940

July 16, 2003 **TSX-V: PCV**

PRIVATE PLACEMENT CLOSED

Vancouver, BC - Further to its news releases of May 8, 2003 and June 10, 2003, Paccom Ventures Inc. announces the completion of its private placement as to 350,000 units at $0.20 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of one year at an exercise price of $0.25. The shares are subject to a hold period and may not be traded until November 16, 2003.

PACCOM VENTURES INC.

Per:

"Dal Brynelsen"

Dal Brynelsen
President and CEO

For further information regarding this release please contact Dal Brynelsen at 604-830-4458 or email dbrynelsen@mcsi.ca

www.paccomventures.com